As filed with the Securities and Exchange Commission on March 18, 2004

Registration No. 333-111294

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 2

to
Form S-1

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

ProCentury Corporation

(Exact name of registrant as specified in its charter)

OHIO	6331	31-1718622
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

465 Cleveland Avenue

Westerville, OH 43082
(614) 895-2000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Edward F. Feighan

Chairman, President and Chief Executive Officer
ProCentury Corporation
465 Cleveland Avenue
Westerville, OH 43082
Telephone: (614) 895-2000
Facsimile: (614) 895-2707
(Name, Address, Including Zip Code, Telephone and Facsimile Numbers, Including Area Code, of Agent For Service)

Copies to:

John M. Gherlein Baker & Hostetler LLP 3200 National City Center 1900 East Ninth Street Cleveland, Ohio 44114-3485	Fred A. Summer Squire, Sanders & Dempsey L.L.P. 1300 Huntington Center 41 South High Street Columbus, Ohio 43215

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

SUBJECT TO COMPLETION

DATED MARCH 18, 2004

8,900,000 Shares

Corporation

Common Shares

        This is the initial public offering of our common shares. We are offering 8,000,000 common shares, and the selling shareholders are offering 900,000 common shares. We will not receive any of the proceeds from the sale of shares by the selling shareholders.

      Prior to this offering, there has been no public market for our common shares. The initial public offering price of our common shares is expected to be between $10.00 and $12.00 per share. We intend to list our common shares on the Nasdaq National Market under the symbol “PROS.”

       Investing in our common shares involves risks. See Risk Factors beginning on page 9.

	Per Share	Total

Initial public offering price	$	$

Underwriting discount

Proceeds (before expenses) to us

Proceeds (before expenses) to selling shareholders

      We have granted the underwriters a 30-day option to purchase up to an additional 1,335,000 common shares at the public offering price, less the underwriting discount, to cover over-allotments, if any.

      Neither the Securities and Exchange Commission nor any state securities commission or regulatory authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The underwriters expect to deliver the common shares to purchasers on or about                    , 2004.

Friedman Billings Ramsey

A.G. Edwards & Sons, Inc.

Raymond James

The date of this prospectus is                     , 2004.

PROSPECTUS SUMMARY
RISK FACTORS
THE EVERGREEN AND CONTINENTAL TRANSACTIONS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OUR BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING SHAREHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CAPITAL SHARES
COMMON SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
EX-1
EX-3.1
EX-5
EX-10.1
EX-10.2
EX-10.3
EX-10.4
EX-23.1

Prospectus Summary	1

Risk Factors	8

The Evergreen and Continental Transactions	16

Use of Proceeds	24

Dividend Policy	24

Capitalization	25

Dilution	26

Selected Consolidated Financial Data	27

Management’s Discussion and Analysis of Financial Condition and Results of Operations	29

Our Business	50

Management	71

Principal and Selling Shareholders	78

Certain Relationships and Related Transactions	80

Description of Capital Shares	84

Common Shares Eligible For Future Sale	87

Underwriting	89

Legal Matters	91

Experts	91

Available Information	91

Index to Consolidated Financial Statements	F-1

i

PROSPECTUS SUMMARY

      This summary may not contain all the information that may be important to you, and you should read this entire prospectus carefully.

Overview

      ProCentury Corporation, or ProCentury*, is a specialty property and casualty insurance holding company. We market and underwrite general liability, commercial property and multi-peril insurance for small and mid-sized businesses. We primarily write specialty excess and surplus lines insurance through a select group of general agents. The excess and surplus lines market provides an alternative market for customers with hard-to-place risks that insurance companies licensed by the state in which the insurance policy is sold typically do not cover. Our goal is to be selective in the classes of business and the coverages we write within the excess and surplus lines market.

      We attempt to combine profitable underwriting, investment returns and efficient capital management to deliver consistent, long-term growth in shareholder value. The interests of our experienced management team are aligned with those of our shareholders through significant ownership and management compensation programs that reward long-term, profitable underwriting performance.

      Since the middle of 2001, the excess and surplus lines market has experienced an increase in volume and rates attributable to the migration of business from the standard lines market to the excess and surplus lines market. Many standard lines carriers that had previously expanded into this market have exited it to focus on larger accounts and more traditional standard line classes of business. Additionally, many of our competitors have consolidated, stopped writing business or imposed additional underwriting restrictions on their agents. In its Annual Review of the Excess & Surplus Lines Industry, published in September 2003, A.M. Best indicated that in 2002 total premiums for the excess and surplus lines market grew by 61.7% to $25.6 billion, representing 6.3% of the entire U.S. property and casualty insurance industry, which grew 14.0% to $406.7 billion.

What We Do

      We write primarily in the excess and surplus lines market, which serves businesses that are unable to obtain coverage from standard lines carriers for a variety of reasons, including the following:

•	the “non-standard” nature of the insureds is not within the risk-taking parameters of standard lines carriers;

•	the risk associated with an insured is higher than the risk anticipated by a standard lines carrier when it filed its rates and forms for regulatory approval, which prevents it from charging a premium that is appropriate for the heightened risk;

•	many geographic regions are determined to be adverse markets in which to operate due to legal, regulatory or claims issues or too remote to warrant a marketing effort. Therefore, agents in these areas have a limited choice of admitted insurers; and

•	small agents do not generate enough premiums to qualify for direct relationships with standard lines carriers.

      Our casualty lines primarily include general liability and commercial umbrella insurance on specific classes of commercial customers. Commercial umbrella insurance policies provide excess liability coverage above the limits of standard liability policies and may also provide coverage for risks not covered under standard liability policies. Our customers typically include small businesses, retail stores and non-residential service contractors. In addition, we have developed customized products and coverages for other small commercial insureds such as daycare facilities, fitness centers and special event providers.

* ProCentury is a trademark of ProCentury Corporation.

      Our property lines primarily include insurance coverage on habitational buildings such as apartments, hotels and motels, as well as a variety of other properties. In recent years, we have increased the amount of property coverage as a percent of total premiums to shorten the “tail” on our overall book of business. “Tail” is the term used to describe the period of time from the occurrence giving rise to a claim to the time that the actual cost of the occurrence to the insurance carrier is known.

      In addition to our property and casualty business, we have historically written surety (landfill, special surety and bail bond) lines and other exited lines (workers’ compensation and commercial automobile). In order to focus on our core lines of business, immediately prior to the completion of this offering, we will dispose of our landfill, special surety and bail bond lines that are currently written by our subsidiaries, Evergreen National Indemnity Company, or Evergreen, and Continental Heritage Insurance Company, or Continental, through the transfer of those subsidiaries to certain of our pre-offering shareholders, including our executive officers. See “The Evergreen and Continental Transactions.” Century will continue to write specialty surety business on a limited basis.

Strategy

      Our strategy is to be an opportunistic specialty and excess and surplus lines carrier providing quality and timely delivery of products and claims services through our selective network of general agents. The principal components of our strategy are to:

      Maintain a disciplined underwriting process. We are selective in establishing relationships with general agents, and we monitor and control the limited underwriting process of each general agent. Each policy produced by our general agents pursuant to their limited binding authority is re-rated and re-underwritten by our home office to verify compliance with our underwriting policies and procedures.

      Market through a committed, knowledgeable and geographically diverse wholesale general agency force. Our general agency network gives us a low, fixed-cost distribution system with a national reach. As of December 31, 2003, we marketed our products through 83 general agents, which had a total of 117 office locations throughout the United States.

      Seek opportunistic niches that provide potential for an underwriting profit. We offer specialty insurance products designed to meet specific insurance needs of targeted insured groups. We write primarily small and mid-sized accounts in these niches. For the year ended December 31, 2003, our average account premium was $3,413. Standard lines carriers typically avoid writing this business for a variety of reasons and have been exiting these traditionally underserved markets. As a result of our focus on small and mid-sized niche markets, we command higher premium rates and have substantially more coverage flexibility than standard lines carriers.

      Maintain experienced and responsive management and underwriting teams. Our management team is experienced in the excess and surplus lines market and has long-standing relationships in the industry. We maintain a flat organizational structure that allows us to be highly responsive and flexible in dealing with market opportunities.

      Provide technology to our agents that increases the speed and ease of doing business with us. Our technology helps us build strong relationships with our general agents and improve the quality of our underwriting results. We believe that our Electronic Underwriting Manual, or EUM, which provides our general agents with our underwriting policies in an electronic format, is among the best and most user-friendly in the industry.

Challenges to Our Strategy

      We face a number of challenges in implementing our strategies, including the following:

•	Our actual incurred losses may be greater than our loss and loss expense reserves. We establish loss and loss expense reserves for the ultimate payment of all loss and loss expenses incurred. If any of our reserves should prove to be inadequate, we will be required to increase reserves resulting in a reduction in our net income in the period in which the inadequacy is identified. In the last three years, we have re-estimated our prior accident period reserves in the aggregate amount of $49.1 million.

•	We compete with a large number of other companies in our selected lines of business, many of which have significantly greater experience, market recognition and financial resources than we do. According to a report published by A.M. Best, we would not be one of the 50 largest insurance carriers in the excess and surplus lines market.

•	Since approximately the last half of 2001, the excess and surplus lines market has been experiencing an increase in volume and rates. If these market conditions change and standard lines carriers expand into the excess and surplus lines market, we will face significant competitive pressures.

For further discussion of these and other challenges we face, see “Risk Factors.”

Company History

      Century Surety Company, or Century, our primary insurance subsidiary, was formed in 1978 as a specialty insurance carrier for inland marine, surety and fidelity coverages for the surface mining industry. In 1984, Century expanded its original focus and initiated a business strategy centered on hard-to-place property/casualty risks. In 1992, Century acquired Continental, which currently writes bail bond business. In 1993, Century acquired Evergreen, which currently writes landfill and specialty surety business. These combined entities constituted the Century Insurance Group®.

      In 1996, Century was acquired by Century Business Services, Inc. (Nasdaq: CBIZ). In 1997, as part of a growth initiative by our former parent company, Century Insurance Group® acquired the assets of the managed care workers’ compensation business of the Anthem Casualty Insurance Group.

      ProCentury was formed as an Ohio corporation in July 2000 by certain of our current shareholders and members of management. In October 2000, pursuant to a management-led buyout, ProCentury acquired Century and its subsidiaries, including Evergreen and Continental, from Century Business Services, Inc. The financing of this transaction included equity investments by five community bank holding companies, a private equity firm and other private investors, including members of current management.

      Following this transaction, our strategic direction focused primarily on the excess and surplus lines and involved exiting certain unprofitable businesses, such as commercial automobile beginning in May 2000 and workers’ compensation in January 2002. As a result of this change in strategy, we positioned ourselves to take advantage of the increase in volume and rates in the excess and surplus lines market, which began in 2001.

The Evergreen and Continental Transactions

      As part of our strategy and our commitment to focus on excess and surplus lines, we are planning to dispose of our landfill, specialty surety and bail bond lines that are currently written by Evergreen and Continental. We began discussions regarding the sale of a significant part of Evergreen in December 2001 in an effort to raise capital to support our business. Our intent at that time was to retain a controlling ownership of Evergreen. In connection with this offering, we have decided to exit these lines of business, except that we will continue to write specialty surety business on a limited basis. To effect the disposition of these lines of business, Evergreen purchased the common shares of Continental owned by Century. Immediately prior to the completion of this offering, Century will distribute to ProCentury all of its Class A and B common shares of Evergreen, and ProCentury will then distribute these shares on a pro rata basis to the Class A shareholders of ProCentury in the form of a stock dividend. As a result of these steps, following this offering, Century will be ProCentury’s only operating insurance subsidiary, and Evergreen and Continental will no longer be a part of ProCentury. The purchase of ProCentury’s common shares in this offering will not entitle you to receive any of the Evergreen Class A and B common shares being distributed. We refer to these transactions throughout this prospectus as the Evergreen and Continental transactions. The Evergreen and Continental transactions are subject to approval by the Ohio Department of Insurance.

Re-estimation of Reserves

      Since our management-led buyout in October 2000, we have established a reserve committee and an internal actuarial department and we have significantly increased our reserves. From October 1, 2000 through December 31, 2003, our re-estimation of prior accident periods totaled $50.4 million. This includes reserve strengthening of $4.2 million for workers’ compensation, $7.6 million for commercial automobile and $26.5 million for construction defect claims. In addition, we have strengthened the reserves on our continuing property and casualty business by $12.1 million. Our re-estimation of prior accident period reserves was $26.3 million, $17.5 million and $5.3 million for the years ended December 31, 2003, 2002 and 2001, respectively, and $1.3 million for the three months ended December 31, 2000. If any of our reserves should prove to be inadequate, we will be required to increase reserves resulting in a reduction in our net income in the period in which the inadequacy is identified.

How to Contact Us

      Our headquarters are located at 465 Cleveland Avenue, Westerville, Ohio 43082. Our telephone number is (614) 895-2000.

The Offering

Common shares being offered by:

The company	8,000,000 shares
The selling shareholders (1)	900,000 shares
Total	8,900,000 shares

Total common shares outstanding after this offering	13,101,195 shares (2)

Use of proceeds	We will use the proceeds from the offering to make contributions to the capital of our insurance subsidiary, to repay outstanding indebtedness, to redeem our Class B common shares and for other general corporate purposes.

Risk factors	See “Risk Factors” beginning on page 8 of this prospectus for a discussion of factors that you should carefully consider before deciding to invest in our common shares.

Proposed Nasdaq National Market symbol	PROS

Dividend policy	Our board of directors currently intends to authorize the payment of an initial quarterly dividend of $0.02 per common share. The payment of dividends will be at the discretion of our board of directors and will be subject to significant restrictions, which are described under “Dividend Policy,” “Business — Regulatory Environment” and elsewhere in this prospectus.

(1)	The selling shareholders are two publicly traded financial holding companies, DCB Financial Corp (OTC BB: DCBF) and Ohio Valley Banc Corp. (Nasdaq: OVBC). Each of the selling shareholders is offering 450,000 common shares. See “Principal and Selling Shareholders.”

(2)	Includes an aggregate of 101,200 restricted common shares to be granted to four executives at the time of the offering. Excludes a number of common shares (estimated to be 1,200,384 common shares) to be reserved for issuance pursuant to our 2004 Stock Option and Award Plan. See “Management — 2004 Stock Option and Award Plan.”

Assumptions in this Prospectus

      Except as otherwise indicated, all information in this prospectus assumes:

•	no exercise of the underwriters’ over-allotment option;

•	redemption of all outstanding Class B common shares and conversion of all outstanding common shares into a single class of common shares immediately prior to completion of the offering as described in “Description of Capital Shares;” and

•	completion of the Evergreen and Continental transactions as described in “The Evergreen and Continental Transactions.”

      References in this prospectus to the “company,” “we,” “our” and “us” are to ProCentury Corporation and its subsidiaries, unless the context otherwise requires, and references to “ProCentury” are solely to ProCentury Corporation, excluding its subsidiaries.

Summary Financial Information

	Years Ended			Three Months	Nine Months
	December 31,			Ended	Ended	Year Ended
				December 31,	September 30,	December 31,
	2003	2002	2001	2000 (1)	2000 (1)	1999

	(dollars in thousands)

Operating Data:

(for the periods ended)

Premiums earned	$116,655	$70,765	$48,469	$9,026	$26,214	$38,919

Net investment income	7,529	5,778	5,449	1,325	3,926	5,063

Net realized investment gains (losses)	1,978	3,365	452	(118)	(160)	(13)

Total revenues	126,163	80,308	54,946	10,196	31,208	45,591

Net income (loss)	314	6,079	1,393	511	(1,131)	(1,246)

Comprehensive income (loss)	(405)	6,693	1,845	1,398	(206)	(3,901)

Insurance Performance Data:

(for the periods ended)

Gross written premiums (2)	181,516	122,676	86,822	19,247	65,997	76,070

Net written premiums (3)	142,467	85,990	51,391	9,258	25,475	35,741

GAAP Underwriting Ratios: (for the periods ended)

Loss and loss expense ratio (4)	69.3%	66.7%	64.6%	70.1%	74.0%	65.5%

Expense ratio (5)	36.7	42.4	44.8	34.0	54.0	55.0

Combined ratio (6)	106.0%	109.1%	109.4%	104.1%	128.0%	120.5%

Balance Sheet Data:

(at the end of the period)

Cash and investments	$234,043	$175,453	$108,537	$94,303	$92,291	$94,788

Reinsurance recoverables on paid and unpaid losses, net	48,321	45,743	57,123	54,596	52,920	44,305

Total assets	332,113	260,758	212,677	180,243	186,126	175,234

Loss and loss expense reserves	136,982	102,603	103,262	94,121	92,935	84,520

Long term debt (7)	34,133	9,813	10,000	10,000	—	—

Trust preferred securities, net (7)	—	14,545	—	—	—	—

Total shareholders’ equity	36,397	36,396	29,703	22,858	38,137	40,135

Other Data:

Return on average equity (8)	0.9%	18.4%	5.3%	9.2%	(3.9)%	(2.8)%

(1)	Our management-led buyout occurred in October 2000. The summary financial information for the nine months ended September 30, 2000 is prepared based on historical results and does not include any purchase accounting adjustments related to the management-led buyout on October 5, 2000. The purchase accounting adjustments did not have a material impact on the financial information for the three-month period ended December 31, 2000.

(2)	The amount received or to be received for insurance policies written by us during a specific period of time without reduction for acquisition costs, reinsurance costs or other deductions.

(3)	Gross written premiums less the portion of such premiums ceded to (reinsured by) other insurers during a specific period of time.

(4)	The ratio of losses and loss expenses to premiums earned, net of the effects of reinsurance.

(5)	The ratio of amortization of deferred policy acquisition costs and other underwriting expenses to premiums earned, net of the effects of reinsurance.

(6)	The sum of the loss ratio and expense ratio, net of the effects of reinsurance.

(7)	In 2003, the Company adopted Financial Accounting Standards Board interpretation No. 46R, Consolidation of Variable Interest Entities — An Interpretation of ARB No. 51 (“FIN 46R”). In accordance with FIN 46R, the Company has deconsolidated the trust preferred securities, net, to long term debt in 2003.

(8)	Return on average equity consists of the ratio of net income (loss) to the average of the beginning of period and end of period total shareholders’ equity.

Summary Unaudited Pro Forma Condensed Financial Information

      The following summary unaudited pro forma condensed financial information is intended to provide you with information about how the transactions described in “The Evergreen and Continental Transactions” might have affected the historical financial statements of ProCentury if the transactions had been consummated at an earlier time. The following pro forma information does not necessarily reflect the financial position or results of operations that would have actually resulted had the transactions described occurred as of the dates indicated, nor should they be taken as necessarily indicative of our future financial position or results of operations after the Evergreen and Continental transactions. This summary information should be read in conjunction with the unaudited pro forma condensed financial information. See “The Evergreen and Continental Transactions — Pro Forma Information.”

      We have prepared the following summary unaudited pro forma condensed financial information assuming that the Evergreen and Continental transactions occurred as of January 1, 2002 for the operating data and as of December 31, 2003 for the balance sheet data.

	Years Ended December 31,

	2003	2002

	(in thousands)

Operating Data:

(for the periods ended)

Premiums earned	$108,294	$63,311

Net investment income	6,635	5,382

Net realized investment gains	1,932	2,472

Total revenues	116,861	71,565

Net income (loss)	(842)	4,458

Balance Sheet Data:

(at the end of the period)

Cash and investments	$191,672

Reinsurance recoverables on paid and unpaid losses, net	47,125

Total assets	283,429

Loss and loss expense reserves	134,478

Long term debt	34,133

Total shareholders’ equity	28,370

RISK FACTORS

      Investing in our common shares involves a high degree of risk. Before you invest in our common shares, you should carefully consider the following risks and cautionary statements. If any of the events described in the following risks actually occur, our business, financial condition or results of operations may suffer. As a result, the trading price of our common shares could decline, and you could lose all or a substantial portion of your investment.

Risks Related To Our Business

Our actual incurred losses may be greater than our loss and loss expense reserves, which could cause our future earnings, liquidity and financial rating to decline.

      We are liable for loss and loss expenses under the terms of the insurance policies we underwrite. In many cases, several years may elapse between the occurrence of an insured loss, the reporting of the loss to us and our payment of the loss. We establish loss and loss expense reserves for the ultimate payment of all loss and loss expenses incurred. If any of our reserves should prove to be inadequate, we will be required to increase reserves resulting in a reduction in our net income in the period in which the inadequacy is identified. Future loss experience substantially in excess of established reserves could also cause our future earnings, liquidity and financial rating to decline. These reserves are based on historical data and estimates of future events and by their nature are imprecise. Our ultimate loss and loss expenses may vary from established reserves.

      Furthermore, factors that are subject to change, such as:

•	claims inflation;

•	claims development patterns;

•	legislative activity;

•	social and economic patterns; and

•	litigation and regulatory trends

may have a substantial impact on our future loss experience. Additionally, we have established loss and loss expense reserves for certain lines of business we have exited, but circumstances could develop that would make these reserves insufficient. As of December 31, 2003, unpaid loss and loss expense reserves (net of reserves ceded to our reinsurers) were $95.2 million, consisting of case loss and loss expense reserves of $41.4 million and incurred but not reported loss and loss expense reserves of $53.8 million.

      We have re-estimated our loss and loss expense reserves attributable to insured events in prior years, which includes re-estimations with respect to excess and surplus lines and products we no longer write. These re-estimations resulted in an increase in reserves of $3.1 million, $5.3 million, $17.5 million and $26.3 million for the years ended December 31, 2000, 2001, 2002 and 2003, respectively.

A decline in our financial rating assigned by A.M. Best may result in a reduction of new or renewal business.

      Our insurance subsidiaries currently have a pooled “A-” (excellent) rating from A.M. Best, the fourth highest of 16 A.M. Best ratings. A.M. Best assigns ratings that generally are based on an insurance company’s ability to pay policyholder obligations (not towards protection of investors) and focus on capital adequacy, loss and loss expense reserve adequacy and operating performance. A reduction in our performance in these criteria could result in a downgrade of our rating. In addition, as part of the Evergreen and Continental transactions, we will terminate the intercompany pooling agreement among Century, Evergreen and Continental effective January 1, 2004. As a result of the termination of the intercompany pooling agreement, we will no longer qualify for a pooled rating, and we will lose the ability to use the surplus from Evergreen and Continental. We believe the contribution of surplus from ProCentury to Century from the proceeds of this offering will exceed the amount of surplus lost from the disposition of Evergreen and Continental. As a result, we do not believe that the Evergreen and Continental transactions will have an adverse effect on our rating with A.M. Best. A downgrade of our rating could cause our current and future general agents, retail brokers and insureds to choose other, more highly rated competitors.

We are subject to extensive regulation, which may adversely affect our ability to achieve our business objectives. In addition, if we fail to comply with these regulations, we may be subject to penalties, including fines and suspensions, which may adversely affect our financial condition and results of operations.

      General. Century is subject to regulations, administered primarily by Ohio, our domiciliary state, and to a lesser degree, the five other states in which Century is licensed or admitted to sell insurance. Most insurance regulations are designed to protect the interests of insurance policyholders, as opposed to the interests of shareholders. These regulations, generally are administered by a department of insurance in each state and relate to, among other things, excess and surplus lines of business authorizations, capital and surplus requirements, rate and form approvals, investment parameter restrictions, underwriting limitations, affiliate transactions, dividend limitations, changes in control and a variety of other financial and non-financial components of our business. Significant changes in these laws and regulations could further limit our discretion or make it more expensive to conduct our business. State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may adversely affect or inhibit our ability to achieve some or all of our business objectives.

      Required Licensing. In addition, regulatory authorities have broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. In some instances, where there is uncertainty as to applicability, we follow practices based on our interpretations of regulations or practices that we believe generally to be followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us. This could adversely affect our ability to operate our business. Further, changes in the level of regulation of the insurance industry or changes in laws or regulations themselves or interpretations by regulatory authorities could adversely affect our ability to operate our business.

      Risk-Based Capital. The National Association of Insurance Commissioners (the “NAIC”) has adopted a system to test the adequacy of statutory capital, known as “risk-based capital.” This system establishes the minimum amount of risk-based capital necessary for a company to support its overall business operations. It identifies property and casualty insurers that may be inadequately capitalized by looking at certain inherent risks of each insurer’s assets and liabilities and its mix of net written premiums. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation or liquidation. Failure to maintain our risk-based capital at the required levels could cause our insurance subsidiary to lose its regulatory authority to conduct its business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” for a discussion of our risk-based capital as of December 31, 2003.

      IRIS Ratios. The NAIC Insurance Regulatory Information System (“IRIS”) is part of a collection of analytical tools designed to provide state insurance regulators with an integrated approach to screening and analyzing the financial condition of insurance companies. IRIS has two phases of screening: statistical and analytical. In the statistical phase, the NAIC database generates financial ratios based on financial information obtained from insurance companies’ annual statutory statements. The analytical phase is a review of the annual statements, financial ratios and other automated solvency tools. A ratio result falling outside the usual range of IRIS ratios is viewed as part of the regulatory early monitoring system. As of December 31, 2003, Century had five IRIS ratios outside the usual range, as described in “Business — Regulatory Environment — IRIS Ratios,” which could result in regulatory action.

Our general agents may exceed their authority and bind us to policies outside our underwriting guidelines, and until we affect a cancellation, we may incur loss and loss expenses related to that policy.

      As of December 31, 2003, we underwrote 59.4% of our property and casualty premiums on a binding authority basis. Binding authority business represents risks that may be quoted and bound by our general agents prior to our underwriting review. If a general agent exceeds this authority by binding us on a risk that does not comply with our underwriting guidelines, we are at risk for claims under that policy that occur during the period from its issue date until we receive the policy and cancel it. We have not suffered material adverse consequences due to our general agents exceeding their underwriting authority. Since current management assumed control in 2000, there have been two instances in which we have recovered paid loss amounts from a general agent due to a violation of underwriting authority. Such funds were covered by the required errors and omissions insurance carried by each of our agents.

      To cancel a policy for exceeding underwriting authority, we must receive and cancel the policy within statutorily prescribed time limits, typically 60 days. Our general agents are required by contract to have bound policies issued and a copy sent to our office within 30 days of the effective date of coverage. Our policy review generally takes two to four weeks, depending on the time of year. Upon review of a policy, we issue instructions to cure any material errors discovered. If cancellation of the policy is the only cure, we order the cancellation of the policy at that time pursuant to state law. As a result, we may be bound by a policy that does not comply with our underwriting guidelines, and until we can effect a cancellation, we may incur loss and loss expenses related to that policy.

If we lose key personnel or are unable to recruit qualified personnel, our ability to implement our business strategies could be delayed or hindered.

      Our future success will depend, in large part, upon the efforts of our executive officers and other key personnel. We rely substantially upon the services of Edward F. Feighan, our Chairman of the Board, President and Chief Executive Officer, Charles D. Hamm, our Chief Financial Officer and Treasurer, Christopher J. Timm, our Executive Vice President and Director, and John A. Marazza, our Executive Vice President, Chief Operating Officer, Secretary and Director. Each of Messrs. Feighan, Hamm, Timm and Marazza has an employment agreement with us. The loss of any of these officers or other key personnel could cause our ability to implement our business strategies to be delayed or hindered. We do not have key person insurance on the lives of any of our key management personnel, except one officer. As we continue to grow, we will need to recruit and retain additional qualified personnel, but we may not be able to do so. As we have grown, we have generally been successful in filling key positions, but our ability to continue to recruit and retain such personnel will depend upon a number of factors, such as our results of operations, prospects and the level of competition then prevailing in the market for qualified personnel.

Our investment results and, therefore, our financial condition may be impacted by changes in the business, financial condition or operating results of the entities in which we invest, as well as changes in government monetary policies, general economic conditions and overall capital market conditions, all of which impact interest rates.

      Our results of operations depend, in part, on the performance of our invested assets. Fluctuations in interest rates affect our returns on and the fair value of fixed-income securities. Unrealized gains and losses on fixed-income securities are recognized in accumulated other comprehensive income, net of taxes and minority interest, and increase or decrease our shareholders’ equity. Interest rates in the United States are currently low relative to historical levels. An increase in interest rates could reduce the fair value of our investments in fixed-income securities. In addition, defaults by third parties who fail to pay or perform obligations could reduce our investment income and realized investment gains and could result in investment losses in our portfolio.

      We had fixed-income and equity investments with a fair value of $200.6 million as of December 31, 2003 that are subject to:

•	credit risk, which is the risk that our invested assets will decrease in value due to unfavorable changes in the financial prospects or a downgrade in the credit rating of an entity in which we have invested;

•	equity price risk, which is the risk that we will incur economic loss due to a decline in common or preferred stock or bond mutual fund share prices; and

•	interest rate risk, which is the risk that our invested assets may decrease in value due to changes in interest rates.

      Our fixed-income investment portfolio includes mortgage-backed and other asset-backed securities. As of December 31, 2003, mortgage-backed securities, asset-backed securities and collateralized mortgage obligations constituted 33.0% of our cash and invested assets. As with other fixed-income investments, the fair value of these securities fluctuates depending on market and other general economic conditions and the interest rate environment. Changes in interest rates can expose us to prepayment risks on these investments. In periods of declining interest rates, mortgage prepayments generally increase and mortgage-backed securities and other asset-backed securities are paid more quickly, requiring us to reinvest the proceeds at the then current market rates.

      Our equity portfolio totaled $27.2 million as of December 31, 2003. This total includes $16.4 million of investments in preferred and common securities of individual companies, which are subject to economic loss from the decline in preferred and common share prices. As a result, the value of these investments will be determined by the specific financial prospects of these individual companies, as well as the equity markets in general. In addition, we have $10.8 million invested in bond mutual funds. Each of the bond mutual funds in which we invest is highly diversified, rated AAA by Standard & Poor’s and has a duration of less than one year.

      Since the end of 2002, the U.S. financial markets have experienced a moderate rise in the value of the broader equity markets and a high degree of volatility in interest rates, which affect the value of our fixed-income securities. Our fixed income, preferred shares and bond mutual funds, which represent $195.1 million, or 83.3% of our total cash and investments, are subject to changes in fair value based on fluctuations in interest rates. As of December 31, 2003, a 200 basis point decline in interest rates would result in a $14.7 million, or 7.6%, decline in fair value of our portfolio and a 200 basis point increase would result in a $13.1 million, or 6.7%, increase in fair value of our portfolio. As of December 31, 2003, our investment portfolio had a net unrealized investment gain, before the effect of income taxes and minority interest of $1.5 million. However, these unrealized gains may not persist in the current economic environment or may not be realized.

We distribute our products through a select group of general agents, five of which account for a significant part of our business, and such relationships could be discontinued or cease to be profitable.

      We distribute our products through a select group of general agents. Approximately 41.3% of our property and casualty gross written premiums for the year ended December 31, 2003 were distributed through five general agents. Those relationships may be discontinued, or if they do continue, they may not remain profitable for us. In 2003, Evergreen UNI and Bass Underwriters, Inc. accounted for $25.1 million (13.8%) and $23.3 million (12.8%), respectively, of our total gross written premiums. In 2002, Evergreen UNI accounted for $14.3 million, or 11.7%, of our total gross written premiums. In 2001, no agent accounted for 10.0% or more of our total gross written premiums. A loss of all or substantially all the business produced by one or more of these general agents could have a negative impact on our revenues.

Risks Related to Our Industry

Our reinsurers may not pay claims made by us on losses in a timely fashion or may not pay some or all of these claims, in each case causing our costs to increase and our revenues to decline.

      We purchase reinsurance by transferring part of the risk we have assumed (known as ceding) to a reinsurance company in exchange for part of the premium we receive in connection with the risk. Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred or ceded to the reinsurer, it does not relieve us (the reinsured) of our liability to our policyholders. Accordingly, we bear credit risk with respect to our reinsurers. That is, our reinsurers may not pay claims made by us on a timely basis, or they may not pay some or all of these claims. Either of these events would increase our costs and reduce our revenues. As of December 31, 2003, we had $49.7 million of amounts recoverable from our reinsurers that we would be obligated to pay if our reinsurers failed to pay. We have recorded a provision for uncollectible amounts of $1.4 million, which relates to balances due from a reinsurer that are in dispute.

If we are not able to renew our existing reinsurance or obtain new reinsurance, either our net exposure would increase or we would have to reduce the level of our underwriting commitment.

      We currently purchase excess of loss reinsurance to stop our loss from a single occurrence on any one coverage part from any one policy at $300,000. For example, if we issue a policy that provides $400,000 of coverage for a risk, we purchase excess of loss reinsurance from a reinsurer for $100,000 to provide coverage for any claim under the policy that is greater than $300,000. Further, we purchase catastrophe reinsurance to stop losses arising from any single occurrence, regardless of how many policyholders are involved or the extent of their loss, at $1.5 million. However, we may choose in the future to re-evaluate the use of reinsurance to increase, decrease or eliminate the amount of liability we cede to reinsurers, depending upon the cost and availability of reinsurance.

      Market conditions beyond our control determine the availability and cost of the reinsurance protection that we purchase. The reinsurance market has changed dramatically over the past few years as a result of inadequate pricing, poor underwriting and the significant losses incurred in conjunction with the terrorist attacks on September 11, 2001. As a result, reinsurers have exited some lines of business, reduced available capacity and implemented provisions in their contracts designed to reduce their exposure to loss. In addition, the historical results of reinsurance programs and the availability of capital also affect the availability of reinsurance. Our reinsurance facilities generally are subject to annual renewal. If we are unable to renew our expiring facilities or to obtain new reinsurance facilities, either our net exposures would increase, which could increase our costs, or, if we were unwilling to bear an increase in net exposures, we would have to reduce the level of our underwriting commitments, especially catastrophe exposed risks, which would reduce our revenues. To the extent that we are forced to pay more for reinsurance or retain more liability than we do currently, we may need to reduce the volume of insurance we write. Due to the underwriting profile of our business, we have not been impacted significantly by the changes in the reinsurance market described above, including the events of September 11, 2001, either in claims or reinsurance terms and pricing.

Our business is cyclical in nature, which will affect our financial performance and may affect the price of our common shares.

      Historically, the financial performance of the property and casualty insurance industry has tended to fluctuate in cyclical patterns. Although an individual insurance company’s financial performance is dependent on its own specific business characteristics, the profitability of most property and casualty insurance companies tends to follow this cyclical market pattern. Since approximately the last half of 2001, the excess and surplus market has been experiencing an increase in volume and rates. We believe this has been caused primarily by the following factors:

•	inadequate pricing and increasingly broad policy terms and conditions offered by other industry participants;

•	the terrorist attacks of September 11, 2001;

•	continuing liability under pre-existing policies for claims related to asbestos, environmental remediation, mold and professional liability;

•	an adverse investment environment in the last few years caused primarily by low interest rates; and

•	the failure of undercapitalized insurance and reinsurance companies and the exit by insurance and reinsurance companies from some lines of business due to underwriting losses.

      This cyclicality is due in large part to the actions of our competitors and general economic factors that are not within our control. These cyclical patterns cause our revenues and net income to fluctuate, which may cause the price of our common shares to be volatile.

If we are unable to compete effectively with the large number of companies in the insurance industry for underwriting revenues, we may incur increased costs and our underwriting revenues and net income may decline.

      We compete with a large number of other companies in our selected lines of business. We face competition from specialty insurance companies, underwriting agencies and intermediaries, as well as from diversified financial services companies that are significantly larger than we are and that have significantly greater financial, marketing, management and other resources than we do. Some of these competitors also have significantly greater experience and market recognition than we do.

      In its Annual Review of the Excess & Surplus Lines Industry, published in September 2003, A.M. Best stated that large insurance carriers continue to dominate the excess and surplus lines market, with the top 25 insurance carriers commanding an 87% share of the market, and while opportunities are available in this market, the leading insurance carriers have a firm stronghold. Based on the A.M. Best report, we would not be one of the 50 largest insurance carriers in the excess and surplus lines market. Competition in this market is generally based on many factors, including the perceived market strength of the insurer, pricing, service, speed of claims payment and the reputation and experience of the insurer. We compete primarily on the basis of service.

      We may incur increased costs in competing for underwriting revenues. If we are unable to compete effectively in the markets in which we operate or to expand our operations into new markets, our underwriting revenues and net income may decline.

      A number of new, proposed or potential legislative and industry developments could further increase competition in our industry. These developments include:

•	an increase in capital-raising by companies in our lines of business, which could result in new entrants to our markets and an excess of capital in the industry;

•	the enactment of the Gramm-Leach-Bliley Act of 1999, which could result in increased competition from new entrants to our markets;

•	the implementation of commercial lines deregulation in several states, which could increase competition from standard carriers for our excess and surplus lines of insurance business;

•	programs in which state-sponsored entities provide property insurance in catastrophe prone areas or other “alternative markets” types of coverage;

•	changing practices caused by the Internet, which may lead to greater competition in the insurance business; and

•	consolidation in the insurance industry, which could lead to lower margins for us.

      New competition from these developments could cause the supply and/or demand for insurance or reinsurance to change, which could affect our ability to price our products at attractive rates and thereby affect our underwriting results.

      We also may compete with new entrants in the future. Competition is based on many factors, including:

•	the perceived market strength of the insurer;

•	pricing and other terms and conditions;

•	services provided;

•	the speed of claims payment;

•	the reputation and experience of the insurer; and

•	ratings assigned by independent rating organizations such as A.M. Best.

      Ultimately, this competition could affect our ability to attract business at premium rates that are likely to generate underwriting profits.

Severe weather conditions and other catastrophes may result in an increase in the number and amount of claims experienced by our insureds.

      All of our property business is exposed to the risk of severe weather conditions and other catastrophes. Catastrophes can be caused by various events, including natural events such as severe winter weather, tornadoes, windstorms, earthquakes, hailstorms, severe thunderstorms and fires, and other events such as explosions, terrorist attacks and riots. The incidence and severity of catastrophes and severe weather conditions are inherently unpredictable. Severe weather conditions and catastrophes can cause losses in all of our property lines and generally result in an increase in the number of claims incurred as well as the amount of compensation sought by claimants because every geographic location in which we provide insurance policies is subject to the risk of severe weather conditions. We have not been materially impacted by severe weather. It is possible that a catastrophic event or multiple catastrophic events could cause our loss and loss expense reserves to increase and our liquidity and financial condition to decline.

As a holding company, we are dependent on the results of operations of our insurance subsidiary and the regulatory and contractual capacity of our subsidiary to pay dividends to us. Some states limit the aggregate amount of dividends our subsidiary may pay to us in any twelve-month period, thereby limiting our funds to pay expenses and dividends.

      We are an insurance holding company and our principal asset is the shares we hold in Century. Dividends and other payments from this company are our primary source of funds to pay expenses and dividends. The payment of dividends by Century to us is limited by statute. In general, these restrictions limit the aggregate amount of dividends or other distributions that Century may declare or pay within any twelve-month period without advance regulatory approval. Generally, this limitation is the greater of statutory net income for the preceding calendar year or 10% of the statutory surplus at the end of the preceding calendar year. In addition, insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels and could refuse to permit the payment of dividends of the maximum amounts calculated under any applicable formula. As a result, we may not be able to receive dividends from our subsidiary at times and in amounts necessary to meet our debt service obligations or to pay dividends to our shareholders or corporate expenses. The amount of dividends that could have been paid to us from our subsidiary in 2003 and 2002 without regulatory approval was $5.7 million and $3.6 million, respectively.

Risks Related to This Offering

Applicable insurance laws and certain provisions in our articles of incorporation make it difficult to effect a change of control, and a large shareholder may have significant influence over potential change of control transactions.

      Under applicable Ohio insurance laws and regulations, no person may acquire control of ProCentury unless that person has filed a statement containing specified information with the Ohio Department of

Insurance and obtains advance approval for the acquisition. Under applicable laws and regulations, any person acquiring, directly or indirectly (by revocable proxy or otherwise), 10% or more of the voting shares of any other person is presumed to have acquired control of such person, and a person who beneficially acquires 10% or more of our common shares without obtaining advance approval would be in violation of Ohio insurance law and would be subject to injunctive action requiring disposition or seizure of the shares and prohibiting the voting of such shares, as well as other action as determined by the Director of the Ohio Department of Insurance.

      In addition, many state insurance laws require prior notification to the state insurance department of a change of control of a non-domiciliary insurance company licensed to transact insurance in that state. While these pre-notification statutes do not authorize the state insurance departments to disapprove the change of control, they authorize regulatory action (including a possible revocation of our authority to do business) in the affected state if particular conditions exist such as undue market concentration. Any future transactions that would constitute a change of control of us may require prior notification in the states that have pre-acquisition notification laws.

      Certain provisions of our articles of incorporation and Ohio law make it more difficult to effect the acquisition of control of ProCentury by means of a tender offer, open market purchase, a proxy fight or otherwise. The provisions in our articles of incorporation that make it difficult to effect a change of control include the authority of our board of directors to issue series of preferred shares with such voting rights and other powers as the board of directors may determine and the requirement of the affirmative vote of the holders of not less than 75% of the votes entitled to be cast by all holders of all of our outstanding shares for certain transactions that could effect a change of control. Also, our code of regulations contains notice requirements relating to nominations to the board of directors and to the raising of business matters at shareholders’ meetings. See “Description of Capital Shares.”

Future sales of our common shares by our existing shareholders in the public market, or the possibility or perception of such future sales, could adversely affect the market price of our common shares.

      After giving effect to this offering, our existing shareholders will beneficially own 4,201,195 common shares, which will be approximately 32.1% of our outstanding common shares (approximately 29.1% if the underwriters’ over-allotment option is exercised in full). Sales of substantial amounts of our common shares in the public market by these persons, their affiliates or our other shareholders, or the possibility or perception that such sales could occur, could adversely affect prevailing market prices for our common shares. Our officers, directors and existing shareholders are subject to lock-up agreements that prohibit them from offering, selling, contracting to sell, granting an option to purchase, making a short sale or otherwise disposing of any of our common shares or any option to purchase common shares or any securities exchangeable for or convertible into common shares for a period of 180 days after the date of this prospectus without the prior written consent of Friedman, Billings, Ramsey & Co., Inc. After the expiration of the 180-day period under the lock-up agreements, all of these common shares will be eligible for sale in the public market pursuant to Rule 144 under the Securities Act of 1933. See “Common Shares Eligible for Future Sale.” If such sales reduce the market price of our common shares, our ability to raise additional capital in the equity markets may be adversely affected.

You will experience immediate and substantial dilution upon your purchase of our common shares.

      Based on an assumed initial offering price of $11.00 per share (the midpoint of the range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discount and estimated offering expenses we must pay in connection with this offering, our net shareholders’ equity value per common share as of December 31, 2003, after giving effect to this offering and the Evergreen and Continental transactions, would be $5.67. Accordingly, purchasers of our common shares through this offering will suffer immediate dilution in net tangible book value per share of $2.67. In the event that we issue additional common shares in the future, including shares that may be issued upon exercise of options and other rights granted under our employee benefit plans, purchasers of our common shares in this offering may experience future dilution. See “Dilution.”

A public market for our common shares may not develop, and our common share price may decline below the initial offering price.

      Prior to this offering, there has been no public market for our common shares, and an active trading market may not develop and continue following this offering. In addition, the market price for our common shares may decline below the initial public offering price. The initial public offering price will be determined through negotiations between us and the underwriters. The initial public offering price of our common shares will be based on numerous factors and may not be indicative of the market price for our common shares after the initial public offering. Factors such as variations in our actual or anticipated operating results, changes in or failure to meet earnings estimates of securities analysts, market conditions in the insurance industry, regulatory actions and general economic and securities market conditions, among other factors, could cause the market price of our common shares to decline below the initial public offering price.

THE EVERGREEN AND CONTINENTAL TRANSACTIONS

      As part of our strategy and commitment to focus on excess and surplus lines, we plan to dispose of our landfill, specialty surety and bail bond lines that are currently written by Evergreen and Continental. We began discussions regarding the sale of a significant part of Evergreen in December 2001 in an effort to raise capital to support our business. In March 2002, we completed the first in a series of transactions to raise capital, but our intent at that time was to retain controlling ownership of Evergreen. As of December 31, 2003, Century owned 65.06% of the voting shares of Evergreen and approximately 23.06% of the economic interest in Evergreen.

      In connection with this offering, we have decided to exit the lines of business written by Evergreen and Continental, except that we will continue to write specialty surety business on a limited basis to a select group of customers. We believe that our premiums relating to specialty surety business will not exceed 1.0% of our total gross written premiums. To effect our disposition of these lines of business, Evergreen purchased the common shares of Continental owned by Century on February 19, 2004 for $6.3 million, representing its book value as of December 31, 2003. Immediately prior to the completion of this offering, Century will distribute to ProCentury all of the Class A and B common shares of Evergreen owned by Century. ProCentury will then distribute these shares on a pro rata basis to Class A shareholders of ProCentury in the form of a stock dividend. Following these transactions, the holders of Evergreen will contribute their Evergreen shares to a newly-formed holding company, ProAlliance Corporation.

      As a result of these transactions, following this offering, Century will be ProCentury’s only operating insurance subsidiary, and Evergreen and Continental will no longer be a part of ProCentury. The purchase of ProCentury’s common shares in this offering will not entitle you to receive any of the Evergreen Class A and B common shares being distributed. We refer to these transactions throughout this prospectus as the Evergreen and Continental transactions.

Reasons for the Evergreen and Continental Transactions

      We are implementing the Evergreen and Continental transactions for the following reasons:

•	Evergreen’s business is very different from the insurance products written by Century. Century specializes in specialty property and casualty business, and Evergreen writes very long tail business consisting primarily of landfill surety policies that include closure and post closure bonds and may extend for a period as long as 40 years.

•	Management believes that the landfill and bail bond programs and our historical level of special surety could be a distraction from our focus on specialty property and casualty business.

•	The landfill, specialty surety and bail bond lines expose us to significant concentration risk because they are produced by only four general agents.

Termination of Intercompany Pooling Arrangement

      As part of the Evergreen and Continental transactions, we will terminate the intercompany pooling agreement among Century, Evergreen and Continental effective January 1, 2004. The intercompany pooling agreement is a related party reinsurance agreement pursuant to which activity and underwriting results of all participants are combined and then allocated to the participants based on agreed upon percentages. The current agreement allocates 80.0% to Century, 15.0% to Evergreen and 5.0% to Continental.

      As a result of the termination of the intercompany pooling agreement, we will reallocate the loss and loss expense reserves, which we have established for the payment of all loss and loss expenses incurred, and unearned premiums and transfer an equal amount of cash and investments to each insurance subsidiary based on the insurance business it produced as an individual company. This transaction will not have an impact on the statutory surplus or equity of each individual company. Upon the termination of the intercompany pooling agreement, we will not have any further reinsurance obligations related to the intercompany pooling agreement. Simultaneously with the termination, pursuant to reinsurance agreements, Continental will transfer all excess and surplus lines business to Century and all landfill and specialty surety business to Evergreen, leaving the bail bond business with Continental, and Evergreen will transfer all excess and surplus lines business to Century, leaving the landfill, specialty surety and bail business with Evergreen. Century will transfer all landfill and specialty surety business to Evergreen, which will leave all excess and surplus lines business with Century. The other exited lines, including commercial automobile and workers’ compensation, will remain with Century.

      We currently receive a pooled rating from A.M. Best. However, as a result of the termination of the intercompany pooling agreement, we will no longer qualify for a pooled rating. Therefore, following this offering, our rating will be based solely on the surplus of Century, and we will lose the ability to use the surplus from Evergreen and Continental. We believe the contribution of surplus from ProCentury to Century from the proceeds of this offering will exceed the amount of surplus lost from the disposition of Evergreen and Continental. As a result, we do not believe that the Evergreen and Continental transactions will have an adverse effect on our rating with A.M. Best.

      The termination of the intercompany pooling agreement will require approval from the Ohio Department of Insurance. We believe that the Ohio Department of Insurance will approve the termination. However, there can be no assurance that such approval will be obtained.

Agreements Relating to the Evergreen and Continental Transactions

      We have historically provided substantially all of the administrative support for Evergreen and Continental. Following the Evergreen and Continental transactions, these companies will not have the administrative functions necessary to support their operations. Accordingly, as part of the Evergreen and Continental transactions, we have entered into the following agreements with Evergreen or Continental:

•	Transitional Administrative Agreement. We will provide accounting, regulatory, information technology and legal services to Evergreen and Continental for an initial term of 18 months, which will automatically be renewed for one six-month term, unless the agreement is terminated pursuant to its provisions at the end of the initial 18 months. In return for our services, we will receive an annualized fee of $900,000.

•	Reinsurance Agreements. We have entered into loss portfolio transfer reinsurance contracts that provide for Century to reinsure Evergreen and Continental for business that was written in Century’s name and transferred to one of the other companies in connection with the termination of the intercompany pooling agreement and for Evergreen to reinsure Century in the same manner. For example, Century will reinsure property business transferred to it in connection with the termination of the intercompany pooling agreement that had been written for it in Evergreen’s name. These contracts will remain in full force until all outstanding loss and assignable loss adjustment expense covered has been settled or commuted in accordance with the provisions of the applicable contract.

•	Fronting Agreements. We have entered into quota reinsurance contracts that provide for Century to reinsure business that will be written for it, or fronted, by one of the other companies and for Evergreen to reinsure Century in the same manner. For example, Century will front landfill business that it writes for Evergreen in states in which Century is licensed, and Evergreen will reinsure 100% of the business fronted. These contracts do not contain any limitations on the amount of reinsurance that will be provided. However, activity related to these contracts is expected to represent less than 1.0% of our total gross written premiums in 2004, 2005 and 2006. The fronting company will be paid a fee of 5% of gross written premiums fronted. Each contract will expire on December 31, 2006, unless terminated by one of the parties pursuant to the contract on any January 1 following the initial two-year term by giving the other party not less than 90 days prior notice.

•	Software License Agreement and Software Support and Maintenance Agreement. Century has granted Evergreen and Continental a fully paid-up, royalty free, non-exclusive perpetual license to use certain of Century’s proprietary software that relates to underwriting and claims processing. In addition, Century will provide certain technical support and maintenance services for the software in return for an annual support and maintenance fee estimated to be $100,000. Evergreen and Continental may terminate the agreement by providing 90 days’ prior written notice, and Century may terminate the agreement by providing twelve months’ prior written notice.

For a more detailed summary of these agreements, see “Certain Relationships and Related Transactions — Agreements Relating to the Evergreen and Continental Transactions.”

Pro Forma Information

      The following pro forma condensed consolidated balance sheet as of December 31, 2003 gives effect to the Evergreen and Continental transactions as if they occurred as of December 31, 2003. The following pro forma condensed consolidated statements of operations for the years ended December 31, 2002 and 2003 give effect to the Evergreen and Continental transactions as if they occurred as of January 1, 2002.

      The transactions are presented in a columnar format beginning with ProCentury condensed consolidated historical information.

      The Continental and Evergreen Pro Forma columns present historical information, adjusted on a pro forma basis, to give effect to the termination of the intercompany pooling agreement and the implementation of the reinsurance agreements, the transitional administrative agreements and the fronting agreements. In other words, the balances in the Continental Pro Forma column represent the assets, liabilities, and equity of Continental and its bail bond business, that would have been purchased by Evergreen if the sale had occurred as of December 31, 2003 for the condensed consolidated balance sheets and as of January 1, 2002 for the condensed consolidated statements of operations. Similarly, the Evergreen Pro Forma column represents the assets, liabilities and equity of Evergreen and its related landfill, specialty surety and bail bond business that would have been distributed to the shareholders of ProCentury if the distribution had occurred as of December 31, 2003 for the condensed consolidated balance sheet and as of January 1, 2002 for the condensed consolidated statements of operations.

      The Other column represents adjustments related to the transfer of proceeds from the sale of Continental and adjustments to remove the effects of the minority interest ownership of Evergreen.

      The result of the adjustments, as presented in the ProCentury Pro Forma column, presents the financial position of ProCentury after giving effect to the Evergreen and Continental transactions. This column presents financial information for ProCentury as an excess and surplus lines organization and includes activity related to the exited lines.

      These transactions will be accounted for as a sale and dividend distribution of shares and will not change the historical accounting basis of ProCentury’s consolidated financial statements.

      The unaudited pro forma condensed financial information does not purport to represent the consolidated financial position or results of operations that we would have experienced if the Evergreen and Continental transactions had occurred as of the dates indicated. This information is not intended to project our consolidated financial position or results of operations for any future date or period. The pro forma adjustments are based on available information and assumptions that we believe are factually supportable and reasonable under the circumstances. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the accompanying notes and the other consolidated financial information pertaining to ProCentury included elsewhere in this prospectus.

      The pro forma adjustments and pro forma consolidated amounts are provided for informational purposes only. Our consolidated financial statements will reflect the effects of the Evergreen and Continental transactions beginning on the date they occur.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

December 31, 2003

	ProCentury	Continental		Evergreen				ProCentury
	Historical	Pro Forma		Pro Forma		Other		Pro Forma

	(dollars in thousands)

Assets

Investments	$226,742	$5,896	(1)	$40,338	(1)	$(6,269	)(2)	$186,777

Cash	7,301	271		1,216		919	(3)	4,895

Premiums in course of collection, net	11,337	—		1,414		—		9,923

Deferred policy acquisition costs	14,642	24		2,060		—		12,558

Prepaid reinsurance premiums	14,926	—		—		—		14,926

Reinsurance recoverable on paid and unpaid losses, net	48,321	—		1,196		—		47,125

Federal income taxes recoverable	2,760	2		704		439	(4)	1,615

Other assets	6,083	102		372		—		5,609

Total assets	$332,113	$6,295		$47,300		$(4,911)		$283,429

Liabilities and Shareholders’ Equity

Losses and loss expenses payable	$136,982	$—	(1)	$2,504	(1)	$—		$134,478

Unearned premiums	74,734	26	(1)	4,711	(1)	—		69,997

Long term debt	34,133	—		—		—		34,133

Accrued expenses and other liabilities	8,690	—		3,952		—		4,738

Reinsurance balances payable	6,940	—		3,009		—		3,931

Collateral held	6,270	—		554		—		5,716

Reserve guarantee	919	—		—		919	(3)	—

Federal income taxes payable	1,728	—		(338)		—		2,066

Total liabilities	270,395	26		14,392		919		255,058

Minority interest	25,320	—		—		25,320	(5)	—

Shareholders’ equity	36,397	6,269	(2)	32,908		(31,150	)(6)	28,370

Total liabilities and shareholders’ equity	$332,113	$6,295		$47,300		$(4,911)		$283,429

(1)	The adjustments related to investments, losses and loss expenses payable and unearned premiums represent balances that are representative of the landfill, specialty surety and bail bond business. These pro forma amounts assume that investments equal to reserves and unearned premium for the excess and surplus lines and other exited lines will be transferred to Century as part of the termination of the intercompany pooling agreement. Therefore, the pro forma balances set forth above, while representative of the landfill, specialty surety and bail bond business, are different than the historical balances of Continental and Evergreen.

(2)	This adjustment represents proceeds from the sale of Continental by Century to Evergreen for book value.

(3)	As part of the sales of the minority interest in Evergreen during 2002 and 2003, Century guaranteed to the minority interest owners that the reserves of Evergreen would not adversely develop from each purchase date. Therefore, with the adverse development incurred by the companies’ over the last two years and shared through the intercompany pooling agreement, ProCentury incurred a reserve guarantee liability and the related expense. This adjustment represents the settlement of the current estimate of the reserve guarantee liability as of December 31, 2003.

(4)	This adjustment represents the tax impact of the sale of Continental. The sale of Continental is treated for federal income tax purposes as a deemed dividend that is eligible for an 80.0% dividends received deduction.

(5)	This adjustment eliminates the minority interest owners’ share of Evergreen that will occur with the disposition.

(6)	This adjustment reflects the sale of Continental and the minority interest in Evergreen as follows:

Proceeds from sale of Continental	$6,269

Tax impact of sale of Continental	(439)

Minority interest ownership of Evergreen	25,320

Total elimination	$31,150

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the year ended December 31, 2003

	ProCentury	Continental		Evergreen				ProCentury
	Historical	Pro Forma		Pro Forma		Other		Pro Forma

	(in thousands)

Premiums earned	$116,655	$998	(1)	$7,363	(1)	$—		$108,294

Net investment income	7,529	287	(2)	827	(2)	(220	)(3)	6,635

Net realized investment gains	1,978	58	(4)	(12	)(4)	—		1,932

Total revenues	126,162	1,343		8,178		(220)		116,861

Losses and loss expenses	80,895	—	(5)	481	(5)	—		80,414

Amortization of deferred policy acquisition costs and other operating expenses	42,827	321	(6)	4,627	(6)	919	(7)	36,960

Interest expense	1,547	—		—		—		1,547

Total expenses	125,269	321		5,108		919		118,921

Income (loss) before gain on sale of minority interest in subsidiary, net	893	1,022		3,070		(1,139)		(2,060)

Loss on sale of minority interest in subsidiary, net of transaction fees	(502)	—		—		(502	)(8)	—

Income (loss) before minority interest and income taxes	391	1,022		3,070		(1,641)		(2,060)

Minority interest	512	—		—		512	(9)	—

Income tax expense (benefit)	(435)	358	(10)	999	(10)	(574	)(11)	(1,218)

Net income (loss)	$314	$664		$2,071		$(1,579)		$(842)

(1)	The premiums earned adjustments for Continental and Evergreen assume that the termination of the intercompany pooling agreement occurred as of January 1, 2002. The adjustments for Continental are for premium activity related to bail bonds and the adjustments for Evergreen are for premium activity related to landfill, specialty surety and bail bonds. With these adjustments, the premium earned activity in the ProCentury Pro Forma column only represents activity for the excess and surplus lines operations and activity related to the other exited lines including workers’ compensation and commercial automobile.

(2)	The investment income adjustment is calculated based on pro forma investment balances for Continental and Evergreen as adjusted for the effects of the termination of the intercompany pooling agreement. The pro forma investment balances for Continental and Evergreen are lower than their actual investment balances due to the fact that the termination of the intercompany pooling agreement will require Continental and Evergreen to transfer cash and investments to Century in amounts equal to loss and loss expense reserves, which we have established for the payment of all loss and loss expenses incurred, and unearned premiums. The average pro forma investments are then multiplied by ProCentury’s investment yield of 4.0% for the year ended December 31, 2003.

(3)	This adjustment relates to investment income that ProCentury would have received had ProCentury received the proceeds from the sale of Continental on January 1, 2002. The average proceeds are multiplied by ProCentury’s investment yield of 4.0% for the year ended December 31, 2003.

(4)	Realized gains for Continental and Evergreen represent the actual realized gain activity for the year ended December 31, 2003.

(5)	The adjustments for losses and loss expenses for Continental and Evergreen represent the actual loss and loss expense activity related to the landfill, specialty surety and bail bond business. With these adjustments, the loss and loss expense activity in the ProCentury Pro Forma column only represent activity for the excess and surplus lines operations and the other exited lines, including workers’ compensation and commercial automobile.

(6)	The amortization of deferred policy acquisition costs and other operating expense adjustment represents the departmental expenses related to the landfill, specialty surety and bail bond business and an administration charge that has been contracted between Continental and Evergreen and Century for ongoing accounting, legal, regulatory and information service support.

(7)	This adjustment relates to the reversal of the reserve guarantee expense as the ProCentury Pro Forma column already reflects the full amount of reserve development.

(8)	This adjustment relates to the gain on the sale of minority interest in subsidiary, net of transaction fees, related to the sale of a minority interest in Evergreen to two waste companies. As this pro forma assumes that Continental and Evergreen were no longer part of ProCentury as of January 1, 2002, these transactions are reflected as if they occurred prior to January 1, 2002.

(9)	Minority interest resulted from the partial sales of Evergreen that occurred in 2002. As this pro forma information assumes that Continental and Evergreen were no longer part of ProCentury as of January 1, 2002, these transactions are reflected as if they occurred prior to January 1, 2002.

(10)	The income tax adjustment is based on 35.0% of the pro forma income before minority interest and income taxes for Continental and 35.0% of the pro forma income before minority interest and income taxes of Evergreen adjusted for the recognition of Evergreen’s net operating loss.

(11)	The income tax adjustment in the Other column relates to the tax effect of the investment income on the proceeds of the sale of Continental and the reversal of the reserve guarantee.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For year ended December 31, 2002

	ProCentury	Continental		Evergreen				ProCentury
	Historical	Pro Forma		Pro Forma		Other		Pro Forma

	(dollars in thousands)

Premiums earned	$70,765	$1,176	(1)	$6,278	(1)	$—		$63,311

Net investment income	5,778	287	(2)	351	(2)	(242	) (3)	5,382

Net realized investment gains	3,365	226	(4)	667	(4)	—		2,472

Other	400	—		—		—		400

Total revenues	80,308	1,689		7,296		(242)		71,565

Losses and loss expenses	47,214	—	(5)	2,398	(5)	—		44,816

Amortization of deferred policy acquisition costs and other operating expenses	30,012	284	(6)	3,792	(6)	—		25,936

Interest expense	590	—		—		—		590

Total expenses	77,816	284		6,190		—		71,342

Income before gain on sale of minority interest in subsidiary, net	2,492	1,405		1,106		(242)		223

Gain on sale of minority interest in subsidiary, net of transaction fees	9,659	—		—		—		9,659

Income before minority interest and income taxes	12,151	1,405		1,106		(242)		9,882

Minority interest	355	—		—		355	(7)	—

Income tax expense	6,512	478	(8)	277	(8)	(462	) (9)	6,219

Net income before cumulative effect of change in accounting principle	5,284	927		829		(135)		3,663

Cumulative effect of change in accounting principle, net of taxes	795	—		—		—		795

Net income	$6,079	$927		$829		$(135)		$4,458

(1)	The premiums earned adjustments for Continental and Evergreen assume that the termination of the pooling agreement occurred as of January 1, 2002. The adjustments for Continental are for premium activity related to bail bonds and the adjustments for Evergreen are for premium activity related to landfill, specialty surety and bail bonds. With these adjustments, the premium earned activity in the ProCentury Pro Forma column only represents activity for the excess and surplus lines operations and activity related to the other exited lines including workers’ compensation and commercial automobile.

(2)	The investment income adjustment is calculated based on pro forma investment balances for Continental and Evergreen as adjusted for the effects of the termination of the intercompany pooling agreement. The pro forma investment balances for Continental and Evergreen are lower than their actual investment balances due to the fact that the termination of the intercompany pooling agreement will require Continental and Evergreen to transfer cash and investments to Century in equal amounts of reserves and unearned premium. The average pro forma investments are then multiplied by ProCentury’s investment yield of 4.4% for the year ended December 31, 2002.

(3)	This adjustment relates to investment income that ProCentury would have received had ProCentury received the proceeds from the sale of Continental on January 1, 2002. The average proceeds are multiplied by ProCentury’s investment yield of 4.4% for the year ended December 31, 2002.

(4)	Realized gains for Continental and Evergreen represent each company’s actual realized gain activity for the year ended December 31, 2002.

(5)	The adjustments for loss and loss expense for Continental and Evergreen represent the actual loss and loss expense activity related to the landfill, specialty surety and bail bond business. With these adjustments, the loss and loss expense activity in the ProCentury Pro Forma column only represents activity for the excess and surplus lines operations and the other exited lines including workers’ compensation and commercial automobile.

(6)	The amortization of deferred policy acquisition costs and other operating expense adjustment represents the departmental expenses related to the landfill, specialty surety and bail bond business and an administration charge that has been contracted between the Continental and Evergreen with Century for ongoing accounting, legal, regulatory and information service support.

(7)	Minority interest resulted from the partial sales of Evergreen that occurred in 2002. As this pro forma assumes that Continental and Evergreen were no longer part of ProCentury as of January 1, 2002, these transactions are reflected as if they occurred prior to January 1, 2002.

(8)	The income tax adjustment is based on 34% of the pro forma income before minority interest and income taxes for Continental and 34% of the pro forma income before minority interest and income taxes adjusted for the recognition of Evergreen’s net operating loss for Evergreen.

(9)	The income tax adjustment in the Other column relates to the tax effect of the investment income on the proceeds of the sale of Continental and the tax impact of the sale of Continental to Evergreen, which is treated for federal income tax purposes as a deemed dividend and eligible for an 80.0% dividends received deduction. The impact of the tax on the sale of Continental is estimated to be $380,000.

USE OF PROCEEDS

      We estimate that we will receive net proceeds from this offering of approximately $80.8 million, assuming an initial public offering price of $11.00 per share (the midpoint of the range set forth on the cover page of this prospectus), net of the underwriting discount and after deducting our estimated offering expenses. We intend to use the net proceeds from our sale of common shares in this offering:

•	to make contributions to the capital of our insurance subsidiary;

•	to repay in full $9.1 million of indebtedness outstanding on the closing date of this offering (which indebtedness bears interest at a variable rate currently equal to 4.0% and matures on October 5, 2012);

•	to redeem all Class B common shares outstanding at the time of this offering for a redemption price of $5.5 million; and

•	for other general corporate purposes.

      Pending application of the net proceeds, we may invest the proceeds in short-term or medium-term securities. We will not receive any proceeds from the sale of shares by selling shareholders.

DIVIDEND POLICY

      Our board of directors currently intends to authorize the payment of an initial quarterly dividend of $0.02 per common share. The declaration and payment of dividends is subject to the discretion of our board of directors and will depend on our financial condition, results of operations, cash requirements, future prospects, regulatory and contractual restrictions on the payment of dividends by our subsidiaries and other factors deemed relevant by our board of directors. There is no requirement that we must, and we cannot assure you that we will, declare and pay any dividends in the future. Our board of directors may determine to retain such capital for general corporate or other purposes. For a discussion of our cash resources and needs, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition — Liquidity and Capital Resources.”

      ProCentury is a holding company and a legal entity separate and distinct from its operating subsidiary. As a holding company without significant operations of its own, the principal sources of its funds are dividends and other payments from its operating subsidiary. The ability of our insurance subsidiary to pay dividends to ProCentury is subject to limits under insurance laws of the states in which we conduct business. Furthermore, dividends from our insurance subsidiary are limited by the minimum capital requirements in state regulations. See “Management’s Discussion and Analysis of Financial Condition and Results of

Operations — Financial Condition — Liquidity and Capital Resources” and “Business — Regulatory Environment.”

CAPITALIZATION

      The following table sets forth our capitalization as of December 31, 2003:

•	on an actual basis;

•	on a pro forma basis assuming that the Evergreen and Continental transactions occurred as of December 31, 2003; and

•	on an as adjusted basis, giving effect to the transactions described under “Description of Capital Shares” and to the Evergreen and Continental transactions, as adjusted to give effect to our sale of 8,000,000 common shares in this offering at an assumed public offering price of $11.00 per common share, the mid-point of the range set forth on the cover page of this prospectus and the application of the net proceeds from the offering as described under “Use of Proceeds.”

      You should read this table in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of December 31, 2003

	Actual	Pro Forma (1)	As Adjusted

	(dollars in thousands)

Long term debt (2)	$34,133	$34,133	$25,000

Shareholders’ equity:

Class A common shares, without par value; 15,000 shares authorized, actual and pro forma; no shares authorized, as adjusted; 10,000 shares issued and outstanding, actual and pro forma	—	—	—

Class B common shares, without par value; 5,000 shares authorized, actual and pro forma; no shares authorized, as adjusted; 531.68 shares issued and outstanding, actual and pro forma	—	—	—

Common shares, without par value; 20,000,000 shares authorized, as adjusted; no shares authorized, actual and pro forma; 13,101,195 shares issued and outstanding, as adjusted	—	—	—

Paid-in capital Class A common shares, actual and pro forma	21,866	22,504	—

Paid-in capital Class B common shares, actual and pro forma	5,000	5,000	—

Paid-in capital common shares, as adjusted	—	—	103,344

Accumulated other comprehensive earnings net of tax	1,234	866	866

Retained earnings	8,297	—	—

Total shareholders’ equity	36,397	28,370	104,210

Total capitalization	$70,530	$62,503	$129,210

Debt to total capitalization ratio	48.4%	54.6%	19.3%

(1)	See “The Evergreen and Continental Transactions.”

(2)	See Note 9 to our audited consolidated financial statements for a description of our long term debt.

DILUTION

      Our net tangible book value as of December 31, 2003 was $36.4 million, or $7.28 per common share. Net tangible book value per share is determined by dividing our net tangible book value (total tangible assets less total liabilities) by the total number of common shares outstanding (after giving effect to the redemption of all outstanding Class B common shares and conversion of all outstanding common shares into a single class of common shares immediately prior to the completion of the offering as described in “Description of Capital Shares”). After giving effect to the adjustments described under “The Evergreen and Continental Transactions,” our pro forma net tangible book value as of December 31, 2003 would have been approximately $28.4 million, or $5.67 per share. After giving effect to the sale of 8,000,000 common shares offered by us at an assumed initial public offering price of $11.00 per share, the mid-point of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discount and offering expenses, our pro forma adjusted net tangible book value as of December 31, 2003 would have been $109.2 million, or $8.33 per share. This represents an immediate increase in the net tangible book value of $2.66 per share to existing shareholders, and an immediate dilution of $2.67 per share to new investors. The following table illustrates the per share dilution:

Assumed initial public offering price per share	$11.00

Net tangible book value per share as of December 31, 2003	7.28

Adjustment in net tangible book value per share attributable to the Evergreen and Continental transactions (1)	(1.61)

Pro forma net tangible book value per share as of December 31, 2003	5.67

Increase to present shareholders attributable to new investors	2.66

Adjusted pro forma net tangible book value per share after this offering	8.33

Dilution per share to new investors	$2.67

(1)	See “The Evergreen and Continental Transactions.”

      The following table summarizes, as of December 31, 2003, the difference between the number of common shares purchased from us, the total consideration paid to us and the average price per share paid by the existing shareholders and by the new investors, at an assumed initial public offering price of $11.00 per share, the mid-point of the range set forth on the cover page of this prospectus, before deduction of the estimated underwriting discount and offering expenses.

	Shares Purchased		?Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing shareholders	5,101,195	38.9%	$21,460,000	19.6%	$4.21

New investors	8,000,000	61.1	88,000,000	80.4	11.00

Total	13,101,195	100.0%	$109,460,000	100.0%

SELECTED CONSOLIDATED FINANCIAL DATA

      The following table sets forth selected consolidated financial information for the periods ended and as of the dates indicated. The selected data presented below under the captions “Operating Data” and “Balance Sheet Data” for, and as of the end of, each of the periods in the five-year period ended December 31, 2003 are derived from our consolidated financial statements, which financial statements have been audited by KPMG LLP, independent certified public accountants. The consolidated financial statements as of December 31, 2003 and 2002 and for each of the periods in the three-year period ended December 31, 2003, and the report thereon, are included elsewhere in this prospectus. These historical results are not necessarily indicative of results to be expected from any future period. You should read this selected consolidated financial information together with our consolidated financial statements and related notes and the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Years Ended			Three Months	Nine Months
	December 31,			Ended	Ended	Year Ended
				December 31,	September 30,	December 31,
	2003	2002	2001	2000 (1)	2000 (1)	1999

	(dollars in thousands)

Operating Data: (for the periods ended)

Premiums earned	$116,655	$70,765	$48,469	$9,026	$26,214	$38,919

Net investment income	7,529	5,778	5,449	1,325	3,926	5,063

Net realized investment gains (losses)	1,978	3,365	452	(118)	(160)	(13)

Total revenues	126,163	80,308	54,946	10,196	31,208	45,591

Net income (loss)	314	6,079	1,393	511	(1,131)	(1,246)

Comprehensive income (loss)	(405)	6,693	1,845	1,398	(206)	(3,901)

Basic and diluted net income per share:

Net income before cumulative effect of change in accounting principle	$29.77	$501.68	$137.51	$20.44	$(502.67)	$(415.33)

Cumulative effect of change in accounting principle, net of taxes	—	75.54	—	—	—	—

Net income	$29.77	$577.22	$137.51	$20.44	$(502.67)	$(415.33)

Weighted average of shares outstanding	10,532	10,532	10,133	2,500	225	300

Insurance Performance Data: (for the periods ended)

Gross written premiums (2)	181,516	122,676	86,822	19,247	65,997	76,070

Net written premiums (3)	142,467	85,990	51,391	9,258	25,475	35,741

GAAP Underwriting Ratios: (for the periods ended)

Loss ratio (4)	69.3%	66.7%	64.6%	70.1%	74.0%	65.5%

Expense ratio (5)	36.7	42.4	44.8	34.0	54.0	55.0

Combined ratio (6)	106.0%	109.1%	109.4%	104.1%	128.0%	120.5%

Balance Sheet Data: (at the end of the period)

Cash and investments	$234,043	$175,453	$108,537	$94,303	$92,291	$94,788

Reinsurance recoverables on paid and unpaid losses, net	48,321	45,743	57,123	54,596	52,920	44,305

Total assets	332,113	260,758	212,677	180,243	186,126	175,234

Loss and loss expense reserves	136,982	102,603	103,262	94,121	92,935	84,520

Long term debt	34,133	9,813	10,000	10,000	—	—

Trust preferred securities	—	14,545	—	—	—	—

Total shareholders’ equity	36,397	36,396	29,703	22,858	38,137	40,135

Other Data:

Net writings ratio (7)	1.7	1.3	1.4	1.3	1.2	1.2

Return on average equity (8)	0.9%	18.4%	5.3%	9.2%	(3.9)%	(2.8)%

(1)	Our management-led buyout occurred in October 2000. The summary financial information for the nine months ended September 30, 2000 is prepared based on historical results and does not include any purchase accounting adjustments related to the management-led buyout on October 5, 2000. The purchase accounting adjustments did not have a material impact on the financial information for the three-month period ended December 31, 2000.

(2)	The amount received or to be received for insurance policies written by us during a specific period of time without reduction for acquisition costs, reinsurance costs or other deductions.

(3)	Gross written premiums less the portion of such premiums ceded to (reinsured by) other insurers during a specific period of time.

(4)	The ratio of losses and loss expenses to premiums earned, net of the effects of reinsurance.

(5)	The ratio of amortization of deferred policy acquisition costs and other underwriting expenses to premiums earned, net of the effects of reinsurance.

(6)	The sum of the loss and loss expense ratio, net of the effects of reinsurance.

(7)	The ratio of net written premiums to our insurance subsidiaries’ combined statutory surplus. Management believes this measure is useful in gauging our exposure to pricing errors in our current book of business. It may not be comparable to the definition of net writings ratio used by other companies.

(8)	Return on average equity consists of the ratio of net income (loss) to the average of the beginning of period and end of period total shareholders’ equity.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes to those statements included in this prospectus. The discussion and analysis below includes certain forward-looking statements that are subject to risks, uncertainties and other factors described in “Risk Factors” and elsewhere in this prospectus that could cause our actual growth, results of operations, performance and business prospects and opportunities in 2004 and beyond to differ materially from those expressed in, or implied by, those forward-looking statements. See “Note on Forward-Looking Statements.”

Overview

      ProCentury is a holding company that underwrites selected property and casualty and surety insurance through its subsidiaries collectively known as the Century Insurance Group®. As a “niche” company, we offer specialty insurance products designed to meet specific insurance needs of targeted insured groups. The excess and surplus lines market provides an alternative market for customers with hard-to-place risks and risks that insurance companies licensed by the state in which the insurance policy is sold, which are also referred to as “admitted insurers,” specifically refuse to write. When we underwrite within the excess and surplus lines market, we are selective in the lines of business and types of risks we choose to write. Typically, the development of these specialty insurance products is generated through proposals brought to us by an agent or broker seeking coverage for a specific group of clients.

      We evaluate our insurance operations by monitoring key measures of growth and profitability. We measure our growth by examining our gross written premiums. We generally measure our operating results by examining our net income, return on equity and loss, expense and combined ratios. The following provides further explanation of the key measures that we use to evaluate our results:

      Gross Written Premiums. Gross written premiums is the sum of direct written premiums and assumed written premiums. We use gross written premiums, which excludes the impact of premiums ceded to reinsurers, as a measure of the underlying growth of our insurance business from period to period.

      Net Written Premiums. Net written premiums is the sum of direct written premiums and assumed written premiums less ceded written premiums. We use net written premiums, primarily in relation to gross written premiums, to measure the amount of business retained after cessions to reinsurers.

      Loss Ratio. Loss ratio is the ratio (expressed as a percentage) of losses and loss expenses incurred to premiums earned. Loss ratio generally is measured on both a gross (direct and assumed) and net (gross less ceded) basis. We use the gross loss ratio as a measure of the overall underwriting profitability of the insurance business we write and to assess the adequacy of our pricing. Our net loss ratio is meaningful in evaluating our financial results, which are net of ceded reinsurance, as reflected in our consolidated financial statements

      Expense Ratio. Expense ratio is the ratio (expressed as a percentage) of net operating expenses to premiums earned and measures a company’s operational efficiency in producing, underwriting and administering its insurance business. We reduce our operating expenses by ancillary income (excluding net investment income and realized gains (losses) on securities) to calculate our net operating expenses. Due to our historically high levels of reinsurance, we calculate our expense ratio on both a gross basis (before the effect of ceded reinsurance) and a net basis (after the effect of ceded reinsurance). Although the net basis is meaningful in evaluating our financial results that are net of ceded reinsurance, as reflected in our consolidated financial statements, we believe that the gross expense ratio better reflects the operational efficiency of the underlying business and is a better measure of future trends. Interest expense is not included in the calculation of the expense ratio.

      Combined Ratio. Combined ratio is the sum of the loss ratio and the expense ratio and measures a company’s overall underwriting profit. If the combined ratio is at or above 100, an insurance company cannot be profitable without investment income (and may not be profitable if investment income is insufficient). We use the GAAP combined ratio in evaluating our overall underwriting profitability and as a measure for comparing our profitability relative to the profitability of our competitors.

Critical Accounting Policies

      It is important to understand our accounting policies in order to understand our financial statements. Management considers certain of these policies to be critical to the presentation of our financial results, since they require management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the financial reporting date and throughout the period being reported upon. Certain of the estimates result from judgments that can be subjective and complex, and consequently actual results may differ from these estimates, which would be reflected in future periods.

      Our most critical accounting policies involve the reporting of loss and loss expense reserves (including losses that have occurred but were not reported to us by the financial reporting date), reinsurance recoverables, the impairment of invested assets, deferred policy acquisition costs and deferred taxes.

      Loss and Loss Expense Reserves. Loss and loss expense reserves represent an estimate of the expected cost of the ultimate settlement and administration of losses, based on facts and circumstances then known. We use actuarial methodologies to assist us in establishing these estimates, including judgments relative to estimates of future claims severity and frequency, length of time to develop to ultimate resolution, judicial theories of liability and other third-party factors that are often beyond our control. Due to the inherent uncertainty associated with the cost of unsettled and unreported claims, the ultimate liability may be different from the original estimate. Such estimates are regularly reviewed and updated and any resulting adjustments are included in the current period’s results. Additional information regarding our loss and loss expense reserves can be found in “Results of Operations — Operating Expenses — Net Losses and Loss Expenses Incurred,” “Business — Reserves,” and Note 5 to our audited consolidated financial statements, all of which are included in this prospectus.

      Reinsurance Recoverables. Reinsurance recoverables on paid and unpaid losses, net, are established for the portion of our loss and loss expense reserves that are ceded to reinsurers. Reinsurance recoverables are determined based in part on the terms and conditions of reinsurance contracts which could be subject to interpretations that differ from our own based on judicial theories of liability. In addition, we bear credit risk with respect to our reinsurers which can be significant considering that certain of the reserves remain outstanding for an extended period of time. We are required to pay losses even if a reinsurer fails to meet its obligations under the applicable reinsurance agreement. See “Business — Reinsurance Ceded” and Note 6 to our audited consolidated financial statements, both included in this prospectus.

      Impairment of Invested Assets. Impairment of investment securities results in a charge to operations when a market decline below cost is deemed to be other-than-temporary. We regularly review our fixed maturity and equity securities portfolios to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments. A number of criteria are considered during this process including, but not limited to: the current fair value as compared to amortized cost or cost, as appropriate, of the security; the length of time the security’s fair value has been below amortized cost or cost and specific credit issues related to the issuer and current economic conditions. In general, we focus our attention on those securities whose fair value was less than 80% of their amortized cost or cost, as appropriate, for six or more consecutive months. In evaluating potential impairment, we also consider the current fair value compared to amortized cost or cost, as appropriate, our intent and ability to retain the investment for a period of time sufficient to allow for an anticipated recovery in value, specific credit issues related to the issuer and current economic conditions. Other-than-temporary impairment losses result in a permanent reduction of the cost basis of the underlying investment. Significant changes in the factors we consider when evaluating investments for impairment losses could result in a significant change in impairment losses reported in the consolidated financial statements. For additional detail regarding our investment portfolio at December 31, 2003 and 2002, including disclosures regarding other-than-temporary declines in investment value, see “Business — Investments” and Note 3 to our audited consolidated financial statements, both included in this prospectus.

      Deferred Policy Acquisition Costs. We defer commissions, premium taxes and certain other costs that vary with and are primarily related to the acquisition of insurance contracts. These costs are capitalized and charged to expense in proportion to premium revenue recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, anticipated losses and settlement expenses and certain other costs expected to be incurred as the premium is earned. Judgments as to ultimate recoverability of such deferred costs are highly dependent upon estimated future loss costs associated with the written premiums. See Note 8 to our audited consolidated financial statements included in this prospectus.

      Deferred Taxes. We utilize the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts more likely than not to be realized. See Note 10 to our audited consolidated financial statements included in this prospectus.

Results of Operations

      The table below summarizes certain operating results and key measures we use in monitoring and evaluating our operations. The information is intended to summarize and supplement information contained in our consolidated financial statements and to assist the reader in gaining a better understanding of our results of operations.

	Years ended December 31,

	2003	2002	2001

	(dollars in thousands)

Selected Financial Data:

Gross written premiums	$181,516	$122,676	$86,822

Net premiums earned	116,655	70,765	48,469

Net investment income	7,529	5,778	5,449

Net realized investment gains	1,978	3,365	452

Total revenues	126,163	80,308	54,946

Total expenses	125,269	77,816	53,910

Other transactions:

Gain (loss) on sale of minority interest in subsidiary, net	(502)	9,659	—

Cumulative effect of change in accounting principle, net of taxes	—	796	—

Net income	314	6,079	1,393

Key Financial Ratios:

Loss and loss expense ratio	69.3%	66.7%	64.6%

Expense ratio	36.7	42.4	44.8

Combined ratio	106.0%	109.1%	109.4%

Overview of Operating Results

      Year Ended December 31, 2003 Compared to Year Ended December 31, 2002. Net income decreased to $314,000 for the year ended December 31, 2003, compared to net income of $6.1 million for the same period in 2002. The decrease in net income was primarily attributable to the re-estimation of prior accident years’ loss and loss expense reserves that negatively impacted our pre-tax results by $26.3 million. This decrease was largely offset by improved underwriting results from decreasing current accident year loss and expense ratios, an increase in premium volume that provided additional underwriting margins, and an increase in net investment income, including $2.0 million of net realized investment gains. In addition, in the year ended December 31, 2003 and the year ended December 31, 2002, we realized a pre-tax loss on sale of minority interest in subsidiary, net, of $502,000 (net of transaction fees of $815,000) and a pre-tax gain of $9.7 million (net of transaction fees of $450,000), respectively, from the sale of shares of Evergreen to certain waste companies.

      Year Ended December 31, 2002 Compared to Year Ended December 31, 2001. Net income increased to $6.1 million for the year ended December 31, 2002, compared to $1.4 million for the same period in 2001. The increase in net income was primarily attributable to improved underwriting results from decreasing current year loss ratios, an increase in premium volume that provided additional underwriting margins, and an increase in net investment income and net realized investment gains, including $3.4 million of realized investment gains from our available-for-sale portfolio. These increases were largely offset by re-estimation of prior accident years’ loss and loss expense reserves that negatively impacted our pre-tax results by $17.5 million.

      In 2002, we realized a pre-tax gain of $9.7 million (net of transaction fees of $450,000) from the sale of shares of Evergreen to certain waste companies.

      On January 1, 2002, we implemented Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangibles” (“SFAS 142”). Upon adoption, SFAS 142 required that any unaccreted negative goodwill from a business combination for which the acquisition date was before July 1, 2001, be included in income. Implementation of SFAS 142 increased our 2002 earnings by $796,000. This amount was recorded as a cumulative effect of a change in accounting principle, net of taxes.

Revenues

          Premiums

      Premiums include insurance premiums underwritten by our insurance subsidiaries (which we refer to in this prospectus as direct premiums) and insurance premiums assumed from other insurers generally in states where we do not currently have a licensed insurance subsidiary (which we refer to in this prospectus as assumed premiums). We refer to direct and assumed premiums together as gross premiums.

      Written premiums refers to the total amount of premiums billed to the policyholder less the amount of premiums returned, generally as a result of cancellations, during a given period. Written premiums become premiums earned as the policy ages. Barring premium changes, if an insurance company writes the same mix of business each year, written premiums and premiums earned will be equal, and the unearned premium reserve will remain constant. During periods of growth, the unearned premium reserve will increase, causing premiums earned to be less than written premiums. Conversely, during periods of decline, the unearned premium reserve will decrease, causing premiums earned to be greater than written premiums.

      We have historically relied on quota share, excess of loss, and catastrophe reinsurance primarily to manage our regulatory capital requirements and also to limit our exposure to loss. Generally, we have ceded a significant portion of our premiums to unaffiliated reinsurers in order to maintain a net written premiums to statutory surplus ratio of less than 2-to-1.

      Our underwriting business can be divided into three primary segments:

•	property/casualty;

•	surety; and

•	other (including exited lines).

      Our property/casualty segment primarily includes general liability, commercial property and multi-peril insurance for small and mid-sized businesses. Our surety segment includes landfill, specialty surety and bail bonds. The other (including exited lines) segment includes workers’ compensation, which was exited in January 2002, and commercial auto, which was exited in May 2000.

      The following table presents our gross written premiums in our primary segments and provides a summary of gross, ceded and net written premiums and net premiums earned for the periods indicated.

	Year ended December 31,

	2003	2002	2001

	(dollars in thousands)

Gross written premiums:

Property/casualty	$150,900	$98,288	$46,905

Surety	30,220	22,134	16,338

Other (including exited lines)	396	2,254	23,579

Total gross written premiums	181,516	122,676	86,822

Ceded written premiums	39,049	36,686	35,431

Net written premiums	$142,467	$85,990	$51,391

Net premiums earned	$116,655	$70,765	$48,469

Net written premiums to gross written premiums	78.5%	70.1%	59.2%

Net premiums earned to net written premiums	81.9%	82.3%	94.3%

Net writings ratio (1)	1.7	1.3	1.4

(1)	The ratio of net written premiums to our insurance subsidiaries’ combined statutory surplus. Management believes this measure is useful in gauging our exposure to pricing errors in the current book of business. It may not be comparable to the definition of net writings ratio used by other companies.

          Gross Written Premiums

      Year Ended December 31, 2003 Compared to Year Ended December 31, 2002. Gross written premiums increased $58.8 million or 48.0% for the year ended December 31, 2003 compared to the same period in 2002. This increase was due primarily to increased market penetration in our property/casualty and surety segments, which was slightly offset by amounts representing returned premiums for our other (including exited lines) segment. During the year ended December 31, 2003, gross written premiums for our property/casualty segment increased $52.6 million or 53.5% due to continued favorable market conditions that have allowed us to increase our premium volume and prices for the third consecutive year. During the same period, gross written premiums for our surety segment increased $8.1 million or 36.5% due primarily to favorable market conditions that allowed us to increase our prices and volume growth due to the redistribution of capital from our exited lines. The decrease in written premiums for the other (including exited lines) segment represents returned premium primarily on the workers’ compensation line that we exited in January 2002.

      Year Ended December 31, 2002 Compared to Year Ended December 31, 2001. Gross written premiums increased $35.9 million or 41.3% for the year ended December 31, 2002 compared to 2001. This increase was due primarily to increased market penetration and increased average policy premiums in our property/casualty and surety segments, slightly offset by a decline in premiums primarily due to the run-off of the workers’ compensation line (included in our other (including exited lines) segment) that we exited in January 2002 in all states except Kentucky, which we exited in May 2001. During the year ended December 31, 2002, gross written premiums for our property/casualty segment increased $51.4 million or 109.5% due to continued favorable market conditions that have allowed us to increase our prices. During the same period, gross written premiums for our surety segment increased $5.8 million or 35.5% due primarily to favorable market conditions that have allowed us to increase our prices and volume growth due to the redistribution of capital from the exited lines. The favorable market conditions began in the middle of 2001 with the influx of new business and pricing increases and continued throughout 2002. The decrease in written premiums for the other (including exited lines) segment was primarily due to lower premium volume and returned premiums on the workers’ compensation line that we exited in January 2002.

          Net Written and Earned Premiums

      Year Ended December 31, 2003 Compared to Year Ended December 31, 2002. Net written premiums for the year ended December 31, 2003 were $142.5 million, representing an increase of 65.7% compared to the same period in 2002. Net written premiums were 78.5% of gross written premiums for the year ended December 31, 2003, compared to 70.1% for the same period in 2002, reflecting a change in reinsurance agreements that resulted in a slightly lower percentage of business ceded during the current period. Net premiums earned, a function of net written premiums, amounted to $116.7 million for the year ended December 31, 2003 and equaled 81.9% of net written premiums, which is comparable to the relationship of net premiums earned to net written premiums during the same period in 2002.

      In addition, during 2003, we made significant improvements in the collections of premiums in the course of collection. These improvements include hiring additional staff, weekly monitoring of account aging and improved communication with our agents. Due to these improvements we have significantly lowered our aged amounts, which has allowed us to maintain a lower provision for uncollectible accounts despite higher amounts of gross receivables. As of December 31, 2003, we had $11.5 million (before a $204,000 allowance for uncollectible amounts) of amounts recoverable compared to $2.0 million (before a $898,000 allowance for uncollectible amounts).

      We evaluate the collectibility of our agents’ balances both individually and on a general basis. In the event that we determine that an individual agent balance is in question, we will record a provision in part or in whole for that agent’s balance. On a aggregate basis, we evaluate historical write-offs and premium growth rates to determine a general allowance. As of December 31, 2003, we have recorded a provision for uncollectible amounts of $204,000 compared to a provision of $898,000 in 2002. The $694,000 decrease in the allowance in 2003 is primarily due to the write-off of two individual reserves for $461,000 where all collection efforts had been exhausted and our improved agency management.

      Year Ended December 31, 2002 Compared to Year Ended December 31, 2001. Net written premiums for 2002 were $86.0 million, representing an increase of 67.3% compared to the same period in 2001. Net written premiums were 70.1% of gross written premiums, compared to 59.2% for 2001, reflecting a decrease in workers’ compensation premiums that were more heavily reinsured than the property/casualty and surety segments. Net premiums earned, a function of net written premiums amounted to $70.8 million for 2002 and constituted 82.3% of net written premiums, which compared to the relationship of net written premiums during the same period in 2001 is indicative of our growing book of business (i.e., the lower the net premiums earned to net written premiums, the higher our growth).

          Net Investment Income

      Our investment portfolio is generally highly liquid and consists substantially of readily marketable, investment-grade fixed-income securities. Net investment income is primarily comprised of interest earned on these securities, net of related investment expenses.

      Year Ended December 31, 2003 Compared to Year Ended December 31, 2002. Net investment income increased to $7.5 million for the year ended December 31, 2003, compared to $5.8 million for the same period in 2002. The increase was due primarily to an increase in invested assets, including cash, which was partially offset by a decrease in investment yields. Invested assets, including cash, increased 33.4% to $234.0 million as of December 31, 2003 from $175.5 million as of December 31, 2002. Our average investment yield for 2003 was 4.0%, compared to 4.4% for the same period in 2002. The decrease was a result of generally declining market interest rates during this period and our efforts to reduce the duration of our investment portfolio.

      Year Ended December 31, 2002 Compared to Year Ended December 31, 2001. Net investment income increased to $5.8 million in 2002, compared to $5.4 million in 2001, due primarily to an increase in invested assets, which was largely offset by a decrease in investment yields. Invested assets, including cash, increased 61.7% to $175.5 million as of December 31, 2002 from $108.5 million as of December 31, 2001. Our average investment yield in 2002 was 4.4%, compared to 5.4% in 2001. The decrease was a result of generally declining market interest rates during this period.

          Realized Gains (Losses) on Securities

      Realized gains and losses on securities are principally affected by changes in interest rates, the timing of sales of investments and changes in credit quality of the securities we hold as investments.

      Year Ended December 31, 2003 Compared to Year Ended December 31, 2002. We realized net gains of $2.0 million on the sale of securities for the year ended December 31, 2003 and $3.4 million for the same period in 2002. These gains included a realized loss of $87,000 attributable to adjustments for other-than-temporary impairment of securities for the year ended December 31, 2003 and $38,000 for the same period in 2002.

      Year Ended December 31, 2002 Compared to Year Ended December 31, 2001. We realized net gains of $3.4 million and $452,000 on the sale of available-for-sale securities during 2002 and 2001, respectively. In 2002, we took advantage of the declining interest rate environment and sold certain securities in our portfolio to generate gains. Those net gains included a realized loss of $38,000 attributable to adjustments for other-than-temporary impairment of securities during 2002. There was no impact on realized gains (losses) attributable to adjustment for other-than-temporary impairment of securities during 2001.

Expenses

          Losses and Loss Expenses

      Losses and loss expenses represent our largest expense item and include (1) payments made to settle claims, (2) estimates for future claim payments and changes in those estimates for current and prior periods, and (3) costs associated with settling claims. The items that influence the incurred losses and loss expenses for a given period include, but are not limited to, the following:

•	the number of exposures covered in the current year;

•	trends in claim frequency and claim severity;

•	changes in the cost of adjusting claims;

•	changes in the legal environment relating to coverage interpretation, theories of liability and jury determinations; and

•	the re-estimation of prior years’ reserves in the current year.

      We performed our first internal actuarial analysis as of September 30, 2003. We intend to continue to perform this analysis quarterly and establish or adjust (for prior accident quarters) our best estimate of the ultimate incurred losses and loss expenses to reflect loss development information and trends that have been updated for the most recent quarter’s activity. As of December 31 of each year, we have an independent actuarial analysis performed of the adequacy of our reserves. Our estimate of ultimate loss and loss expenses is evaluated and re-evaluated by accident year and by major coverage grouping and changes in estimates are reflected in the period the additional information becomes known.

      Our reinsurance program significantly influences our net retained losses. In exchange for premiums ceded to reinsurers under quota share and excess of loss reinsurance agreements, our reinsurers assume a portion of the losses and loss expenses incurred. See “Business — Reinsurance.” We remain obligated for amounts ceded in the event that the reinsurers do not meet their obligations under the agreements (due to, for example, disputes with the reinsurer or the reinsurer’s insolvency).

      The following table presents our incurred losses and loss expenses (net of the effects of reinsurance) from the most current accident year and from re-estimation of ultimate losses on prior accident years and provides a summary of losses incurred to premiums earned (loss and loss expense ratio) for the periods indicated.

	Years Ended December 31,

	2003	2002	2001

	(dollars in thousands)

Net incurred losses and loss expenses attributable to insured events of:

Current year	$54,599	$29,757	$25,990

Prior years:

Property/casualty:

Casualty	22,190	13,516	1,539

Property	2,254	(22)	334

Surety	(748)	1,583	(26)

Other (including exited lines):

Commercial auto	1,350	263	2,861

Workers compensation	1,249	2,117	617

Net incurred	$80,895	$47,214	$31,315

Net loss and loss expense ratio:

Current year	46.8%	42.0%	53.6%

Prior years	22.5	24.7	11.0

Net loss and loss expense ratio	69.3%	66.7%	64.6%

      Year Ended December 31, 2003 Compared to Year Ended December 31, 2002. Net loss and loss expenses increased to $80.9 million for the year ended December 31, 2003 from $47.2 million for the same period in 2002. Net loss and loss expense ratios for the year ended December 31, 2003 and 2002 were 69.3% and 66.7%, respectively.

      Our reserve for losses and loss expenses as of December 31, 2003 was $137.0 million (before the effects of reinsurance) and $95.2 million (after the effects of reinsurance), as estimated through our internal actuarial analysis. During 2003, we concluded, through our actuarial analysis, that the December 31, 2002 reserve for losses and loss expenses of $62.9 million (after the effects of reinsurance) was deficient by $26.3 million.

      Our reserve for losses and loss expenses (net of the effects of reinsurance) at December 31, 2003 by line was as follows:

Year Ended
December 31,
2003

(in thousands)

Property/casualty:

Casualty	$71,478

Property	13,806

Surety	2,327

Other (including exited lines):

Commercial auto	3,519

Workers’ compensation	4,031

Net reserves for losses and loss expenses	95,161

Plus reinsurance recoverables on unpaid losses at end of period	41,821

Gross reserves for losses and loss expenses	$136,982

      An explanation of significant components of reserve development by segment (net of reinsurance unless otherwise indicated) is as follows:

          Property/ Casualty

      Casualty. Our change in reserve estimate related to prior accident years for the year ended December 31, 2003 for the casualty lines was $22.2 million. A significant portion of our casualty reserves relate to construction defect claims in certain states. See “Our Business — Company Overview.” Starting with California in December 2000, we began to exit contractors’ liability business. By the end of the first quarter of 2001, we had significantly reduced our contractors’ liability underwriting in all states, and completely eliminated construction contractors’ liability underwriting in Arizona, California, Colorado, Hawaii, Louisiana, Nevada, New Jersey, North Carolina, Oregon, South Carolina and Washington. Reserves and claim frequency on this business may also be impacted by legislation recently implemented in California, which generally provides consumers who experience construction defects a method other than litigation to obtain construction defect repairs. In addition, a 2001 California court decision expanded insurers’ duty to defend certain additional insureds under subcontractors’ policies, producing an industry-wide increase in the number of newly reported construction defect claims filed during 2002 and 2003. The recent legislation and court decisions referenced above are believed to have had an impact on the number of claims reported as well as the cost of settling claims; however, their impact cannot be measured directly. These changes in the legal environment are reflected in our reserves to the extent that the changes have impacted the number and cost of claims received to date. It is important to note that changes in the number and cost of claims due to these or other changes in the legal environment could cause our ultimate liability to exceed or be less than current estimates.

      During 2003, the Company’s newly reported construction defect claims were approximately 118.8% greater than expected as of December 31, 2002. Based on the Company’s experience during 2003 and industry information, the Company substantially increased its projected ultimate construction defect claim count as of December 31, 2003. The increase in ultimate claim count projections and strengthening of claims pending as of December 31, 2002 accounted for approximately $13.4 million of adverse development incurred during 2003.

      Of our construction defect net loss and loss expense reserves at December 31, 2003, 52.5% was for incurred but not reported losses (which are referred to as IBNR) and 54.2% of our construction defect net loss and loss expense reserves at December 31, 2002 was for IBNR. As of December 31, 2003, we had 597 open claims relating to construction defects compared to 596 open claims as of December 31, 2002. During 2003, 1,084 new claims were made and 1,083 existing claims were settled or dismissed. Our net loss and loss expense reserves for construction defects as of December 31, 2003 were $18.6 million. The re-estimation of construction defect reserves primarily affected the 1996 and 1997 accident years and the 1999 to 2001 accident years.

      For construction defect claim liabilities, our internal actuaries apply one actuarial technique, under various sets of assumptions, which considers the factors that influence ultimate claim costs. The actuarial technique for construction defect claim liabilities includes several variables relating to the number of IBNR claims and the average cost per IBNR claim. In addition to computing best estimate parameter values for the actuarial projection, the actuaries also consider the impact on resulting IBNR related to reasonably foreseeable fluctuations in these variables, which is used to quantify an actuarial range of loss and loss expense reserves for construction defect. As of December 31, 2003, for construction defect claims the low end of the actuarial range was 20.7% below the actuarial best estimate and the high end of the actuarial range was 28.2% above the actuarial best estimate. These low and high loss and loss expense reserve estimates reflect the uncertainty in estimating the parameter values, and these estimates do not constitute the range of all possible outcomes. It is important to note that actual claim costs will vary from the selected estimate, perhaps by substantial amounts, due to the inherent variability of these types of claims, the potentially significant claim settlement lags and the fact that not all events affecting future claim costs can be estimated at this time.

      Our change in reserve estimate for the year ended December 31, 2003 for the casualty lines other than construction defect resulted in an increase in incurred losses and loss expenses of $8.8 million. During 2003, we also incurred development above expectations on our non-construction defect casualty reserves for the 2000 through 2002 accident years. During 2003, we experienced significant development on claims pending as of December 31, 2002. As more information becomes available over time, some level of case reserve fluctuation is expected, and is reflected in the Company’s reserve for IBNR. In this case, however, the amount of case reserve strengthening required on claims pending as of December 31, 2002 was unexpected. In addition, both closed claim severities and pending claims severities (as measured by average incurred amount per reported claim) increased during 2003. The increase in claim counts and average severities produced loss development during 2003 that exceeded the Company’s December 31, 2002 expectations, resulting in an increase in the loss development factors and initial expected loss ratios used in the December 31, 2003 actuarial loss reserve analysis.

      Our internal actuaries apply actuarial techniques that use our historical experience as well as industry information in the analysis of loss and loss expense reserves. These techniques recognize, among other factors:

•	our experience and the industry’s experience;

•	historical trends in reserving patterns and loss payments;

•	the impact of claim inflation;

•	the pending level of unpaid claims;

•	the cost of claim settlements;

•	the line of business mix; and

•	the environment in which property and casualty insurance companies operate.

      Although many factors influence the actual cost of claims and our corresponding reserve estimates, we do not measure and estimate values for all of these variables individually. This is due to the fact that many of the factors that are known to impact the cost of claims cannot be measured directly, such as the impact on claim costs due to economic inflation, coverage interpretations and jury determinations. In most instances, we rely on our historical experience or industry information to estimate values for the variables that are explicitly used in our reserve analyses. We assume that the historical effect of these unmeasured factors, which is embedded in our experience or industry experience, is representative of future effects of these factors. Where we have reason to expect a change in the effect of one of these factors, we perform analysis to quantify the necessary adjustments.

      Our internal actuaries apply multiple traditional actuarial techniques to compute loss and loss expense reserve estimates for claim liabilities other than construction defect. Each technique produces a unique loss and loss expense reserve estimate for the line being analyzed. The set of techniques applied produces a range of loss and loss expense reserve estimates. From these estimates, the actuaries form a best estimate which considers the assumptions and factors that influence ultimate claim costs, including but not limited to those identified above. As of December 31, 2003, for casualty lines, excluding construction defect claims, the low end of the actuarial range was 2.4% below the actuarial best estimate, and the high end of the actuarial range was 3.5% above the actuarial best estimate. These low and high loss and loss expense reserve estimates reflect the fact that the methodologies applied do not produce identical estimates, and these estimates do not constitute the range of all possible outcomes. It is important to note that actual claim costs will vary from the selected estimate, perhaps by substantial amounts, due to the inherent variability of the business written, the potentially significant claim settlement lags and the fact that not all events affecting future claim costs can be estimated at this time.

      As of December 31, 2003, the projected loss and loss expense ratios, after the effects of reinsurance, for the casualty lines were 42.5%, 45.8%, 50.3% and 84.8% for accident periods 2003, 2002, 2001 and 2000, respectively.

      Property. Our change in reserve estimate for the year ended December 31, 2003 for the property lines resulted in an increase in incurred losses and loss expenses of $2.3 million, of which $1.9 million related to the 2002 accident year and $433,000 related to the 2001 accident year. During 2003, we experienced significant development on claims pending as of December 31, 2002, most of which was attributable to twelve large claims. This resulted in incurred loss development during 2003 in excess of the levels anticipated as of December 31, 2002. As a result of the 2003 experience, we increased the loss development factors and initial expected loss ratios used in the December 31, 2003 actuarial loss reserve analysis.

      As of December 31, 2003, the projected loss and loss expense ratios, after the effects of reinsurance, for the property lines were 51.9%, 54.2%, 51.4% and 63.4% for accident periods 2003, 2002, 2001 and 2000, respectively.

      Our internal actuaries apply actuarial techniques that use our historical experience as well as industry information in the analysis of loss and loss expense reserves. These techniques recognize, among other factors:

•	our experience and the industry’s experience;

•	historical trends in reserving patterns and loss payments;

•	the impact of claim inflation;

•	the pending level of unpaid claims;

•	the cost of claim settlements;

•	the line of business mix; and

•	the environment in which property and casualty insurance companies operate.

      Although many factors influence the actual cost of claims and our corresponding reserve estimates, we do not measure and estimate values for all of these variables individually. This is due to the fact that many of the factors that are known to impact the cost of claims cannot be measured directly, such as the impact on claim costs due to economic inflation, coverage interpretations and jury determinations. In most instances, we rely on our historical experience or industry information to estimate values for the variables that are explicitly used in our reserve analyses. We assume that the historical effect of these unmeasured factors, which is embedded in our experience or industry experience, is representative of future effects of these factors. Where we have reason to expect a change in the effect of one of these factors, we perform analysis to quantify the necessary adjustments.

      Our internal actuaries apply multiple actuarial techniques to compute loss and loss expense reserve estimates for property claim liabilities. Each technique produces a unique loss and loss expense reserve estimate for the line being analyzed. The set of techniques applied produces a range of loss and loss expense reserve estimates. From these estimates, the actuaries form a best estimate that considers assumptions and factors, as discussed above, that influence ultimate claim costs. As of December 31, 2003, for property lines the low end of the actuarial range was 3.9% below the actuarial best estimate and the high end of the actuarial range was 6.8% above the actuarial best estimate. These low and high loss and loss expense reserve estimates reflect the fact that the methodologies applied do not produce identical estimates, and these estimates do not constitute the range of all possible outcomes. It is important to note that actual claim costs will vary from the selected estimate, perhaps by substantial amounts, due to the inherent variability of the business written, the potentially significant claim settlement lags and the fact that not all events affecting future claim costs can be estimated at this time.

          Surety

      Our change in reserve estimate for the year ended December 31, 2003 for the surety segment resulted in a decrease in reserves of $748,000. This re-estimation was due primarily to a reassessment of initial loss ratio expectations that were used in our December 31, 2002 actuarial analysis.

          Other (Including Exited Lines)

      We began writing commercial automobile coverage for vehicles and light trucks in 1997. In 2000, we exited the commercial automobile line of business due to unsatisfactory underwriting results. Our change in reserve estimate for the year ended December 31, 2003 for the commercial automobile line resulted in an increase in incurred losses and loss expenses of $1.4 million, of which $839,000 related to the 2000 accident year and $439,000 related to the 1999 accident year. This re-estimation was due to changes in the selected development patterns on the 2000 and 1999 accident years, as the number of claims and claim severity exceeded our expectations.

      Of our net loss and loss expense reserves at December 31, 2003, 0.6% related to commercial automobile IBNR and 1.9% of our net loss and loss expense reserves at December 31, 2002 was for commercial automobile IBNR. As of December 31, 2003, we had 63 open claims relating to commercial automobile compared to 127 open claims as of December 31, 2002. During 2003, 15 new claims were reported and 79 existing claims were settled or dismissed. Our net loss and loss expense reserves for commercial automobile as of December 31, 2003 were $3.5 million.

      We offered workers’ compensation coverage from 1997 through January 2002. In December 2001, we announced that we were exiting this line of business due to unsatisfactory underwriting results and the lack of availability of acceptable reinsurance. Until July 2000, we purchased 100% quota share reinsurance on this book of business. Beginning in 2000, we started to retain some risk. No new policies have been written since the first quarter of 2002. Of our net loss and loss expense reserves at December 31, 2003, 2.3% related to workers’ compensation IBNR, and 3.4% of our net loss and loss expense reserves at December 31, 2002 were for workers’ compensation IBNR. As of December 31, 2003, we had 414 open claims relating to workers’ compensation compared to 764 open claims as of December 31, 2002. During 2003, 28 new claims were made, and 378 existing claims were settled or dismissed. Our net loss and loss expense reserves for workers’ compensation as of December 31, 2003 were $4.0 million.

      Our change in reserve estimate for the year ended December 31, 2003 for the workers’ compensation line resulted in an increase in incurred losses and loss expenses of $1.2 million, of which $252,000 related to the 2002 accident year, $660,000 related to the 2001 accident year and $462,000 related to the 2000 accident year. This re-estimation was due to changes in the selected development patterns on the 2000 to 2002 accident years, as the number of claims and claim severity exceeded our expectations.

      Year Ended December 31, 2002 Compared to Year Ended December 31, 2001. Losses and loss expenses increased to $47.2 million in 2002 from $31.3 million in 2001. Net loss ratios for 2002 and 2001 were 66.8% and 64.6%, respectively. Current accident year net loss ratios in 2002 improved by 11.5 points, reflecting the impact of increased rate levels. This was offset by 24.7 percentage points or $17.5 million of incurred losses and loss expenses resulting primarily from the re-estimation of the contractors line in states with court decisions that have created construction defect liability issues involving multiple policy years (“construction defect litigation states”) and our workers’ compensation and commercial auto lines, all of which are exited lines or coverages. The re-estimation of prior accident years was based on increased severity trends and greater than expected number of newly reported claims.

      Our reserve for loss and loss expenses as of December 31, 2002 was $102.6 million (before the effects of reinsurance) and $62.9 million (after the effects of reinsurance), as estimated through our external actuarial analysis. During 2002, we concluded, through our actuarial analysis that the December 31, 2001 reserve for losses and loss expenses (after the effects of reinsurance) of $51.8 million was deficient by approximately $17.5 million. Several factors contributed to this deficiency, including increased severity trends and increase in the number of reported claim counts above expectations on the contractors liability line causing a reevaluation of reserves for construction defect claims. Our reserve for loss and loss expenses were consistent with our independent actuary’s point estimate at December 31, 2002.

          Operating Expenses

      Operating expenses include the costs to acquire a policy (included in amortization of deferred policy acquisition costs), other operating expenses (including corporate expenses) and interest expense. The following table presents our amortization of deferred policy acquisition costs, other operating expenses and related ratios and interest expense for the periods indicated:

	Years Ended December 31,

	2003	2002	2001

	(dollars in thousands)

Amortization of deferred policy acquisition costs (“ADAC”)	$28,668	$17,531	$14,905

Other operating expenses	14,159	12,481	6,824

ADAC and other operating expenses	42,827	30,012	21,729

Interest expense	1,548	590	866

Total operating expenses	$44,375	$30,602	$22,595

Expense ratio:

ADAC	24.6%	24.8%	30.8%

Other operating expenses	12.1	17.6	14.1

Total expense ratio (1)	36.7%	42.4%	44.9%

(1)	Interest expense is not included in the calculation of the expense ratio.

      Year Ended December 31, 2003 Compared to Year Ended December 31, 2002. Operating expenses increased $13.8 million, or 45.0%, to $44.4 million in 2003 from $30.6 million for the same period in 2002. The increase was primarily attributable to a $11.1 million increase in amortized deferred policy acquisition costs, including commission expenses, associated with the increase in the volume of insurance written, an increase in overhead due to the implementation of human resource, legal and internal audit departments, a $919,000 expense for a reserve guarantee to the minority shareholders of Evergreen related to the current year re-estimation of prior year losses, and other increases to support future growth. In addition, interest expense increased due to the $15.0 million trust preferred security that we issued in December 2002 and the $10.0 million additional trust preferred security that we issued in May 2003. The overall decline in the expense ratio was due to an increase in premiums without a corresponding increase in our fixed expenditures.

      Year Ended December 31, 2002 Compared to Year Ended December 31, 2001. Operating expenses increased $8.0 million, or 35.4%, to $30.6 million in 2002 from $22.6 million in 2001. The increase was primarily attributable to a $2.6 million increase in amortized deferred policy acquisition costs, including commission expenses, associated with the increase in the volume of insurance written, an increase in overhead due to the implementation of human resource, legal and internal audit departments, a $900,000 increase in the reserve for reinsurance based on the estimation of the probability of loss of the arbitration with one of our reinsurers, and other increases to support future growth. The overall decline in the expense ratio was due to an increase in premiums without a corresponding increase in our fixed expenditures.

Income Taxes

      We have historically filed a consolidated federal income tax return that has included all of our subsidiaries. Evergreen will file a separate federal income tax return for 2003. The statutory rate used in calculating our tax provision was 35.0% in 2003 compared to 34.0% in both 2002 and 2001. Income tax expense (benefit) differed from the amounts computed at the statutory rate as demonstrated in the following table:

	Years Ended December 31,

	2003	2002	2001

Federal income tax expense at statutory rate	35.00%	34.00%	34.00%

Increase (decrease) attributable to:

Nontaxable interest income	(0.57)	(0.02)	(21.93)

Dividend received deduction net of proration	(47.87)	—	—

Amortization of negative goodwill	—	—	(13.04)

Difference between the book and tax basis of Evergreen	(79.39)	21.99	—

Other nontaxable income	(8.53)	—	(32.80)

Other	(9.89)	(2.38)	(.64)

Total	(111.25%)	53.59%	(34.41%)

Liquidity and Capital Resources

      ProCentury is a holding company, the principal assets of which are the common shares of Century. Although we generate cash through loans from banks and issuances of equity securities, our primary source of funds to meet our short-term liquidity needs, including the payment of dividends to our shareholders and corporate expenses, is dividends from Century. Century’s principal sources of funds are underwriting operations, investment income, proceeds from sales and maturities of investments and dividends from Evergreen and Continental. After this offering, Century will no longer receive dividends from Evergreen or Continental. See “The Evergreen and Continental Transactions.” Century’s primary use of funds is to pay claims and operating expenses, to purchase investments and to make dividend payments to us. ProCentury’s future liquidity is dependent on the ability of Century to pay dividends.

      Our insurance subsidiaries are restricted by statute as to the amount of dividends they may pay without the prior approval of regulatory authorities. Century may pay dividends to ProCentury without advance regulatory approval only from unassigned surplus and only to the extent that all dividends in the current twelve months do not exceed the greater of 10% of total statutory surplus as of the end of the prior fiscal year or statutory net income for the prior year. Using these criteria, the available ordinary dividend payable by Century to ProCentury for 2004 is $6.0 million. Century paid ordinary dividends of $3.0 million in 2003, $1.5 million in 2002 and $1.0 million in 2001. Century’s ability to pay future dividends to ProCentury without advance regulatory approval is dependent upon maintaining a positive level of unassigned surplus, which in turn, is dependent upon Century generating net income in excess of dividends to ProCentury.

      Century is required by law to maintain a certain minimum level of surplus on a statutory basis. Surplus is calculated by subtracting total liabilities from total admitted assets. The National Association of Insurance Commissioners (“NAIC”) has a risk-based capital standard designed to identify property and casualty insurers that may be inadequately capitalized based on inherent risks of each insurer’s assets and liabilities and its mix of net written premiums. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action. As of December 31, 2003, the statutory surplus of Century was in excess of the prescribed risk-based capital requirements that correspond to any level of regulatory action. Century’s statutory surplus at December 31, 2003 was $59.7 million and the regulatory action level was $21.2 million.

      Consolidated net cash provided by operating activities was $34.4 million for the year ended December 31, 2003, compared to net cash provided by operating activities of $27.7 million for the year ended December 31, 2002. This improvement was primarily attributable to the increase in net written premiums offset by an increase in paid losses.

      Net cash used by investing activities was $52.0 million for the year ended December 31, 2003, compared to $49.6 million for the year ended December 31, 2002. This increase was primarily attributable to the improved operating cash flows noted above that were used to purchase fixed maturities and equity securities.

      Net cash provided by financing activities was $16.2 million for the year ended December 31, 2003, compared to $24.8 million for the year ended December 31, 2002. This increase was primarily attributable to the issuance of the $10 million trust preferred securities in May 2003 and proceeds from the issuance of subsidiary stock.

      Net cash provided by operating activities increased to $27.7 million for the year ended December 31, 2002 from $8.3 million for the year ended December 31, 2001. The increase in net cash provided by operations resulted principally from the increase in net written premiums during 2002, partially offset by an increase in paid losses. Net cash used by investing activities was $49.6 million for the year ended December 31, 2002, compared to $16.9 million for the year ended December 31, 2001.

      Net cash provided by financing activities was $24.8 million for the year ended December 31, 2002, compared to $5.0 million for the same period in 2001. In 2002, we raised $15.0 million of capital through the issuance of trust preferred securities and an additional $10.0 million through the sale of Evergreen shares. In 2001, we raised $5.0 million through the issuance of Class B common shares of ProCentury.

      The interest rate on the outstanding principal balance of our bank debt accrues at a floating rate equal to the prime rate of interest as published in the Wall Street Journal on October 5, 2003 and on each anniversary date thereafter until the final maturity of the note on October 5, 2011. Interest on our debt issued to a related party trust is variable and resets quarterly based on a spread over three-month London Interbank Offered Rates. As part of our asset/liability matching program, we have short-term investments, investments in bond mutual funds, as well as available cash balances from operations and investment maturities, that are available for reinvestment during periods of rising or falling interest rates.

      The following table summarizes information about contractual obligations and commercial commitments. The minimum payments under these agreements as of December 31, 2003 were as follows:

		Payments due by period

		Less
		than 1	1-3	4-5	After 5
	Total	year	years	years	years

	(in thousands)

Long Term Debt:

Bank debt (1)	$10,896	$1,244	$2,445	$2,445	$4,762

Debt issued to a related party trust (1)(2)	63,305	1,305	3,915	2,610	55,475

Operating lease obligations	7,642	647	1,940	2,017	3,038

Other long term obligations	871	232	400	239	—

Total contractual obligations	$82,714	$3,428	$8,700	$7,311	$63,275

(1)	Amounts include interest payments associated with these obligations using applicable interest rates as of December 31, 2003.

(2)	In connection with the adoption of FIN 46R, ProCentury has deconsolidated the trusts established in connection with the issuance of trust preferred securities effective December 31, 2003. As a result,

ProCentury reports as a component of long term debt the junior subordinated debentures payable by ProCentury to the trusts.

      Reserve Guarantee. In conjunction with the investment in Evergreen by certain waste companies, Century entered into agreements with the investors pursuant to which Century guaranteed that (a) Evergreen’s loss reserves (including claim reserves, contingent commissions and unrecoverable reinsurance balances) as of the date of the investment will be adequate to pay Evergreen’s actual losses incurred prior to that date and (b) that Evergreen’s net unearned premiums for business in force, as reflected in Evergreen’s balance sheet at that date, will not run off at more than a 100% combined ratio. An estimate of these guarantees was made and a reserve for $919,000 is reflected as an other operating expense in the accompanying audited consolidated statement of operations for the year ended December 31, 2003.

      Continental Option Agreement. In 2001, Century entered into an option agreement with our bail bond agents. Subject to the terms of the option agreement, the agents had a right to acquire 100% of the issued and outstanding common shares of Continental at statutory book value on the date exercised. The option expired on December 31, 2003.

      Given our historical cash flow, we believe that cash flow from operating activities through the end of 2004 will provide sufficient liquidity for our operations, as well as to satisfy debt service obligations and to pay other operating expenses. Although we anticipate that we will be able to meet our cash requirements, we can give no assurance in this regard.

Investment Portfolio

      Our investment strategy is designed to capitalize on our strategy to generate positive cash flow from our underwriting activities. Preservation of capital is our first priority, with a secondary focus on maximizing appropriate risk adjusted return. We seek to maintain sufficient liquidity from operations, investing and financing activities to meet our anticipated insurance obligations and operating and capital expenditure needs. The base fixed-income portfolio is rated investment grade to protect invested assets. We believe that our investment portfolio is highly liquid and consists substantially of readily marketable, investment grade fixed-income and equity securities. Our investment portfolio is managed by two independent investment advisors that operate under investment guidelines approved by Century’s investment committee. Century’s investment committee meets at least quarterly and reports to Century’s board of directors. In addition, we employ stringent diversification rules and balance our investment credit risk and related underwriting risks to minimize total potential exposure to any one security or business sector. Our cash and investment portfolio totaled $234.0 million as of December 31, 2003 and is summarized by type of investment as follows:

		Percent of
	Amount	Portfolio

	(dollars in thousands)

Fixed-income:

U.S. Treasury securities and obligations of U.S. governmental agencies	$37,955	16.2%

Corporate securities	47,218	20.2

Mortgage-backed securities	35,988	15.4

Asset-backed securities	30,322	13.0

Collateralized mortgage obligations	11,022	4.7

Obligations of states and political subdivisions	10,752	4.6

Total fixed-income	173,257	74.1

Cash and cash equivalents	33,553	14.3

Equity securities:

Bond mutual funds	10,839	4.6

Preferred shares	10,970	4.7

Common shares	5,424	2.3

Total equity securities	27,233	11.6

Total	$234,043	100.0%

      As of December 31, 2003, our fixed-income portfolio of $173.3 million represented 74.1% of the carrying value of our total of cash and investments as of December 31, 2003. Standard & Poor’s Rating Services (“Standard & Poor’s”) or Moody’s Investors Service, Inc. (“Moody’s”) rated 94.7% of these securities “A” or better. Equity securities, which consist of preferred and common shares and bond mutual funds, totaled $27.2 million or 11.6% of total cash and investments. The following is a summary of the credit quality of the fixed-income portfolio as of December 31, 2003:

“AAA”	70.3%

“AA”	7.1

“A”	17.3

“BBB”	2.0

Below “BBB”	3.4

Total	100.0%

      As of December 31, 2003, our investment portfolio contained corporate fixed-income and corporate equity securities with a fair value of $62.8 million. The following is a summary of these securities by industry segment as of December 31, 2003:

Financial	43.3%

Consumer, non-cyclical	19.6

Utilities	14.3

Energy	5.0

Industrial	6.1

Consumer, cyclical	3.8

Communications	4.2

Basic materials	2.7

Technology	1.0

Total	100.0%

      As of December 31, 2003, the investment portfolio contained $77.3 million of mortgage-backed, asset-backed and collateralized mortgage obligations. Of these securities, 98.4% were rated “AA” or better and 94.9% were rated “AAA” by Standard & Poor’s or the equivalent rating by Moody’s. These securities are publicly traded and had fair values obtained from an independent pricing service. Changes in estimated cash flows due to changes in prepayment assumptions from the original purchase assumptions are revised based on current interest rates and the economic environment. We had no derivative financial instruments, real estate or mortgages in the investment portfolio as of December 31, 2003.

      We regularly evaluate our investment portfolio to identify other-than-temporary impairments of individual securities. We consider many factors in determining if an other-than-temporary impairment exists, including:

•	the length of time and extent to which the fair value of the security has been less than cost;

•	the financial condition and near-term prospects of the issuer of the security; and

•	our ability and willingness to hold the security until the fair value is expected to recover.

      Accordingly, when a decline in the value of a specific investment is considered to be “other-than-temporary,” a provision for impairment is charged to earnings (accounted for as a realized loss) and the cost basis of that investment is reduced. While it is not possible to accurately predict if or when a specific security will become impaired, charges for other-than-temporary impairment could be material to results of operations in a future period. Management believes it is not likely that future impairment charges will have a significant effect on our liquidity.

      The gross unrealized losses of our investments as of December 31, 2003 are as follows:

	Aggregate	Aggregate	Fair Value
	Fair	Unrealized	as % of
	Value	Loss	Cost Basis

Fixed maturity securities with unrealized losses:

Exceeding $50,000 at December 31, 2003 and for:

Less than one year (1 issue)	$1,942,820	$57,161	97%

Longer than one year (0 issues)	—	—	—

Less than $50,000 at December 31, 2003 (109 issues)	52,704,035	655,605	99

Equity securities with unrealized losses:

Exceeding $50,000 at December 31, 2003 and for:

Less than one year (0 issues)	—	—	—

Longer than one year (0 issues)	—	—	—

Less than $50,000 at December 31, 2003 (2 issues)	5,376,910	81,203	98

      As of December 31, 2003, we did not hold any securities with unrealized losses that: (1) were in excess of 20% of the security’s December 31, 2003 book value; (2) have been in an unrealized loss position continuously for at least six months prior to December 31, 2003; and (3) for which a provision for impairment has not been recorded.

      As of December 31, 2003, we held one security in which the decline was determined to be “other than temporary” and a provision of $87,069 for the impairment was charged to earnings during the year ended December 31, 2003.

Quantitative and Qualitative Disclosures About Market Risk

      Market risk is the potential economic loss principally arising from adverse changes in the fair value of financial instruments. The major components of market risk affecting us are credit risk, equity price risk and interest rate risk.

      Credit Risk. Credit risk is the potential economic loss principally arising from adverse changes in the financial condition of a specific debt issuer. We address this risk by investing in fixed-income securities that are investment grade, which are those bonds rated “BBB-” or higher by Standard & Poors. We also independently and through our outside independent investment managers, monitor the financial condition of all of the issuers of fixed-income securities in our portfolio. We utilize a ratings changes report, a ratings watch list and an early warning report as part of this process. Finally, we employ stringent diversification rules that limit our credit exposure to any single issuer or business sector.

      Equity Price Risk. Equity price risk is the potential that we will incur economic loss due to a decline in common stock prices. We manage this risk by focusing on a long-term, conservative, value oriented, dividend driven investment philosophy for our equity portfolio. The equity securities in our portfolio are primarily mid-to-large capitalization issues with strong dividend performance. Our strategy remains one of value investing, with security selection taking precedence over market timing. We also employ stringent diversification rules that limit our exposure to any individual stock or business sector.

      Interest Rate Risk. We had fixed-income, preferred shares and bond mutual fund investments with a fair value of $195.1 million at December 31, 2003 that are subject to interest rate risk. We manage our exposure to interest rate risk through a disciplined asset/liability matching and capital management process. In the management of this risk, the characteristics of duration, credit and variability of cash flows are critical elements. These risks are assessed regularly and balanced within the context of our liability and capital position.

      The table below summarizes our interest rate risk. It illustrates the sensitivity of the fair value of fixed-income, preferred share and bond mutual fund investments to selected hypothetical changes in interest rates as of December 31, 2003. The selected scenarios are not predictions of future events, but rather illustrate the effect that such events may have on the fair value of the fixed-income, preferred share and bond mutual fund portfolio and shareholders’ equity.

			Hypothetical Percentage
			Increase (Decrease) in
		Estimated
	Estimated Fair	Change in		Shareholders’
Hypothetical Change in Interest Rates	Value	Fair Value	Fair Value	Equity

	(dollars in thousands)

200 basis point increase	$180,391	$(14,738)	(7.6)%	(40.5)%

100 basis point increase	187,901	(7,227)	(3.7)%	(19.9)%

No change	195,128	—	—	—

100 basis point decrease	201,907	6,778	3.5%	18.6%

200 basis point decrease	208,185	13,056	6.7%	35.9%

Accounting Standards

      In May 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”). SFAS 150 establishes standards for the classification and measurement of certain freestanding financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. Further, SFAS 150 requires disclosure regarding the terms of those instruments and settlement alternatives. As originally issued, the guidance in SFAS 150 was generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Adjustments required as a result of the application of SFAS 150 to existing instruments should be reported as a cumulative effect of a change in accounting principle. In November 2003, the FASB issued FASB Staff Position 150-3, Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“FSP 150-3”). FSP 150-3 clarified that SFAS 150 does not apply to certain mandatorily redeemable financial instruments issued by limited-life subsidiaries, including those issued by our subsidiary trusts. The adoption of SFAS 150 on July 1, 2003 did not have any impact on our results of operations or financial position.

      In April 2003, FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS 149”), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 149 is generally effective for contracts entered into or modified after September 30, 2003. Our adoption of SFAS 149 on July 1, 2003 did not have an impact on our financial position or results of operations.

      In January 2003, FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities — an interpretation of ARB No. 51 (“FIN 46”). Accounting Research Bulletin No. 51 (“ARB 51”), Consolidated Financial Statements, states that consolidation is usually necessary when a company has a “controlling financial interest” in another company, a condition most commonly achieved via ownership of a majority voting interest. FIN 46 clarifies the application of ARB 51 to certain “variable interest entities” (“VIE”) where (1) the equity investors are not empowered to make sufficient decisions about the entity’s operations, or do not receive expected returns or absorb expected losses commensurate with their equity ownership; or (2) do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. VIEs are consolidated by their primary beneficiary, which is the party having a majority of the entity’s expected losses, expected residual returns, or both. A company holding a significant variable interest in a VIE, but not deemed the primary beneficiary, is subject to certain disclosure requirements specified by FIN 46. FIN 46 applies to entities formed after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. In October 2003, FASB delayed the implementation date of FIN 46 for VIEs acquired prior to January 31, 2003 to interim periods ending after December 15, 2003, with earlier adoption permitted.

      FIN 46 may be applied on a prospective basis with a cumulative-effect adjustment made as of the date of initial application or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. In December 2003, FASB issued Interpretation No. 46 (revised December 2003) Consolidation of Variable Interest Entities — an interpretation of ARB No. 51 (“FIN 46R”), which required all public companies to apply the provisions of FIN 46 or FIN 46R to special purpose entities created prior to February 1, 2003. Once adopted by an entity, FIN 46R replaces FIN 46. Public companies, including the Company, at a minimum, must apply the unmodified provisions of FIN 46 to entities that were considered “special-purpose entities” in practice and under applicable FASB pronouncements or guidance by the end of the first reporting period ending after December 15, 2003. Companies may apply either FIN 46 or FIN 46R to special-purpose entities at the initial effective date on an entity-by-entity basis. The Company has early adopted FIN 46R in its entirety as of December 31, 2003.

      The Company’s special purpose entities where the Company is the primary beneficiary are the trusts that were established in connection with the issuance of mandatorily redeemable preferred securities. As a result of the adoption of FIN 46R, the Company has deconsolidated these trusts as of December 31, 2003 in the accompanying 2003 consolidated balance sheet. This resulted in the Company classifying the trust preferred securities as long term debt and recording an increase of $733,000 in other assets and long term debt, both of which were previously eliminated when consolidating the trust. In accordance with FIN 46R transition guidance, prior periods, were not restated. There was no other impact to the Company’s consolidated financial statements as a result of the adoption of FIN 46R.

      In November 2002, FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34 (“FIN 45”). FIN 45 requires a guarantor to provide more detailed interim and annual financial statement disclosures about obligations under certain guarantees it has issued. It also requires a guarantor to recognize, at the inception of new guarantees issued or modified after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee. Although superceded by FIN 45, the guidance provided in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others has been incorporated into FIN 45 without change. Our adoption of FIN 45 on January 1, 2003 did not have an impact on our financial position or results of operations.

      In June 2002, FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”), which we adopted January 1, 2003. Adoption of SFAS 146 did not have any impact on our financial position or results of operations.

OUR BUSINESS

Company Overview

      ProCentury is a specialty property and casualty insurance holding company. We market and underwrite general liability, commercial property and multi-peril insurance for small and mid-sized businesses. We primarily write specialty excess and surplus lines insurance through a select group of general agents. The excess and surplus lines market provides an alternative market for customers with hard-to-place risks that insurance companies licensed by the state in which the insurance policy is sold, which are also referred to as “admitted insurers,” typically do not cover. Our goal is to be selective in the classes of business and the coverages we write within the excess and surplus lines market. The insurance needs of this market are serviced by retail insurance brokers who maintain relationships with the general agents with whom we do business.

      We attempt to combine profitable underwriting, investment returns and efficient capital management to deliver consistent, long-term growth in shareholder value. The interests of our experienced management team are aligned with those of our shareholders through significant ownership as well as through management compensation programs that reward long-term, profitable underwriting performance.

      As a “niche” company, we offer specialty insurance products designed to meet specific insurance needs of targeted insured groups. These targeted insured markets are often not served or are underserved by standard companies. We focus on serving the insurance needs of small and mid-sized businesses, including habitational risks, hospitality businesses, artisan contractors, daycare facilities, retail and wholesale stores, fitness centers and special event providers. Typically, the development of these specialty insurance products is generated through proposals brought to us by an agent or broker seeking coverage for a specific group of clients.

      We seek to achieve a balance between our property and casualty premiums. Property business has an inherently shorter tail than casualty business, and we emphasize short tail classes of casualty business. This emphasis on property and shorter tail casualty business should present less pricing and reserving risk. Our primary casualty business, which is dominated by premises liability risks known in the industry as Owners, Landlords & Tenants (“OL&T”) risks, presents a much shorter tail than a traditional excess and surplus lines book of business, which is predominated by Manufacturers & Contractors (“M&C”) risks. For example, an injury caused by a slip and fall at an insured premises is known to occur at a definite point in time and the injured party generally knows that he or she has been injured. While the extent of the injury and associated costs may be unknown for some period of time, the actual occurrence is usually reported fairly quickly. In contrast, in a products liability case the injury occurs away from the premises owned by the insured and may result in cumulative or progressive damage. In such a case, the injured party might not even know that he or she has been injured for some period of time, and if the injured party does, it may take several months or years for the insured to be made aware of the situation.

      We avoid high-hazard, long tail lines of business such as product liability, general contractor liability and construction contractor liability business in states with court decisions that have created construction defect liability issues involving multiple policy years, medical malpractice and environmental liability. States in which we have curtailed construction underwriting due to a potential for construction defect claims litigation include California, Arizona, Nevada, Hawaii, Washington, Oregon, Colorado, Louisiana, North and South Carolina, and New Jersey. Due to the highly complex and costly construction claims litigation in these states, which we term “construction defect litigation states,” we believe that none of the construction trades may be profitably underwritten on an occurrence general liability form in these states.

      We have disciplined underwriting that considers all of our applicants for insurance coverages on an individual basis. We do not pursue any product lines where competition is primarily based on rate. For each class we insure, we employ a number of customized limiting endorsements, rating surcharges and decreased limits to align our product offerings to the risk profile of the class and the specific insured being underwritten. For example, if we offered general liability insurance to a bar or tavern, we would start with the standard general liability form and then exclude coverage for specified acts such as assault and battery.

      Century, our principal operating insurance subsidiary, underwrites general liability, commercial property and multi-peril insurance for small and mid-sized businesses located throughout the United States. We are either authorized as an admitted insurer or approved as an excess and surplus lines insurer by the state insurance regulators in 48 states plus the District of Columbia. Our other subsidiaries, Continental and Evergreen, primarily write landfill, specialty surety insurance and bail bonds. Following this offering, we will not have any ownership interest in these companies. See “The Evergreen and Continental Transactions.”

      The insurance industry has historically been subject to an underwriting cycle that has influenced our level of growth and underwriting profits. From 1987 to 2001, the industry generally experienced intensified competition for admitted and excess and surplus lines insurers, resulting in rate decreases in many lines. In order to meet revenue growth objectives established by our public parent company at the time, during the period from 1996 through 1999, Century entered the commercial automobile and longer-tail casualty lines, such as construction contractor’s general liability and workers’ compensation, and Century modified its underwriting and pricing discipline. Following our management-led buyout in October 2000, our current management took steps to improve our underwriting by increasing prices, changing policy forms and exiting classes, unprofitable lines and agencies.

      We have benefited from the reduction in capacity in the standard property/casualty market, reduced capacity in the excess and surplus lines market, insurance industry consolidation, corporate downsizing and the increased use of communications technology and personal computers, which, among other factors, have contributed to the high growth in the number of small businesses.

      As of December 31, 2003, we had consolidated assets of $332.1 million and consolidated shareholders’ equity of $36.4 million. For the year ended December 31, 2003, we produced gross written premiums of $181.5 million, and we had net income of $314,000.

Company History

      Century, our primary insurance subsidiary, was formed in 1978 as a specialty insurance carrier for inland marine, surety and fidelity coverages for the surface mining industry. In 1984, Century expanded its original focus and initiated a business strategy centered on hard to place property/casualty risks. In 1992, Century acquired Continental, which currently writes specialty surety and bail bond business. In 1993, Century acquired Evergreen, which currently writes landfill and specialty surety business. These combined entities constituted the Century Insurance Group®.

      In 1996, Century was acquired by Century Business Services, Inc. (Nasdaq: CBIZ). In 1997, as part of a growth initiative by its former parent, Century Insurance Group® acquired the assets of the managed care workers’ compensation business of the Anthem Casualty Insurance Group.

      ProCentury was formed as an Ohio corporation in July 2000 by certain of our current shareholders and members of management. Pursuant to our management-led buyout in October 2000, ProCentury acquired Century and its subsidiaries, including Evergreen and Continental, from Century Business Services, Inc. The financing of this transaction included equity investments by five community bank holding companies, a private equity firm and other private investors, including members of current management.

      Following this transaction, the strategic direction of ProCentury became a primary focus on the excess and surplus lines and involved exiting certain unprofitable businesses such as commercial automobile beginning in May 2000 and workers’ compensation in January 2002. As a result of this change in strategy, we positioned ourselves to enable us to take advantage of the increase in volume and rates in the excess and surplus lines market, which began in 2001.

Industry Overview

      The excess and surplus lines insurance market differs significantly from the standard market. In the standard market, insurance rates and forms are highly regulated, requiring approval from the various state insurance departments before they can be used. This has resulted in products and coverages that are largely uniform with broad coverage grants. Standard market companies tend to compete for customers primarily on the basis of rate. The standard market companies retain close relationships with retail insurance agents and will at times make accommodations to the insureds to maintain the marketability of their product for their contracted direct agent.

      In contrast, the excess and surplus lines market provides coverage for risks that either do not fit the underwriting criteria of standard carriers with which the retail agent has a direct relationship, or they are of such a class or risk that the standard market generally avoids them altogether due to the inherent problems of doing business in an environment in which both rate and form are regulated. The regulated nature of the admitted market enforces a uniform and inflexible approach to insurance risks that does not allow for customized terms or rates. Non-standard risks can be underwritten profitably, but not on the terms offered to the standard market.

      The basis of competition within the excess and surplus lines industry is focused more on service and availability than rate. Highly specific coverage forms replace the broad coverage grants that are routine in the standard market. Terms are based on the individual risk assessment, rather than the risk profile of the most desirable members of the class. During the current hard market environment, many risks have been excluded from the standard market. In these cases, retail agents need quick placements in order to maintain coverage on the insured, thereby making service, translated as speed to market with an acceptable proposal, a primary basis for competition.

      In early 2001, a return to risk-based underwriting disciplines in the standard market caused a noticeable increase in submissions to the excess and surplus lines market of risks that no longer qualified for coverage from the standard carriers that were represented by the incumbent retail agent. We believe that insurance companies, as a whole, have continued to be more conservative in their underwriting practices and will continue to be more conservative in the near future. We believe that this conservative underwriting has led to higher premium rates, more selectivity in risks insured, reduction in coverage offered, and an increased flow of business into the excess and surplus lines market. The events of September 11, 2001 and the reduction in available reinsurance capacity have also increased the demand for our products.

      The low interest rate environment has also resulted in increased rates and more conservative coverage terms because as investment returns have moderated over the past few years, property and casualty carriers have been forced to adopt more profitable underwriting practices.

      We expect the demand for specialty and excess and surplus lines products to continue to increase. Many standard carriers are now evaluating the results of their first significant effort of re-underwriting, and they are still experiencing pressure on their earnings from past results from catastrophic losses and legacy liabilities, such as asbestos, mold and professional liability. Reinsurers are increasing costs and requiring better underwriting profiles for the price charged. Reinsurers are also more aggressively demanding a demonstrated expertise in the lines of business to be reinsured with several years of credible data, and a stable production force in order to commit to a reinsurance treaty at any price. We believe a combination of these factors will limit new companies from entering these lines of business.

      In its Annual Review of the Excess & Surplus Lines Industry, published in September 2003, A.M. Best indicated that in 2002 total premiums placed for the excess and surplus lines market grew by 61.7% to $25.6 billion, representing 6.3% of the entire U.S. property and casualty insurance industry, which grew 14.0% to $406.7 billion. For the year ended December 31, 2003, our excess and surplus lines units had direct written premiums of $150.9 million, representing approximately 83.1% of our total direct written premium for the period.

Our Strategy

      Our goal is to deliver superior returns to our shareholders through underwriting profits combined with investment returns. Our strategy for achieving this goal is to be an opportunistic specialty and excess and surplus lines carrier providing quality and timely delivery of products and claims services through our selective network of general agents. The principal components of our strategy with respect to our excess and surplus lines include the following:

      Maintaining a disciplined underwriting process. We are selective in establishing relationships with general agents. We monitor and control the limited underwriting process of each general agent. Each policy produced by our general agents pursuant to their limited binding authority is re-rated and re-underwritten by our home office to verify compliance with our underwriting policies and procedures. We believe that our re-underwriting of every policy that our general agents issue on our behalf is unusual in the industry. This re-underwriting allows us to detect and correct errors in policy issuance, thereby protecting us and our agents.

      Marketing through a committed, knowledgeable and geographically diverse wholesale general agency force. Our general agency network gives us a low, fixed-cost distribution system with a national reach. As of December 31, 2003, we marketed our products through 83 general agents, which had a total of 117 office locations throughout the United States. Since our management-led buyout in October 2000, we have reduced the number of our general agents from 132 to this select group of 83. During this period, we terminated relationships with 89 general agents, some of which failed to meet our agency standards. We also established new relationships with 40 general agents. In considering an agency for designation as our general agent, we evaluate the agency’s business profile, experience, reputation and geographic location, and we generally require that we be among the top three carriers represented by the agency. In addition, we typically require that the agency produce a minimum of $1.0 million in annual written premiums.

      In 2003, Evergreen UNI and Bass Underwriters, Inc. accounted for $25.1 million (13.8%) and $23.3 million (12.8%), respectively, of our gross written premiums. In 2002, Evergreen UNI accounted for $14.3 million, or 11.7%, of our gross written premiums. In 2001, no agent accounted for 10.0% or more of our total gross written premiums.

      Each of our agents typically produces a book of business that is a combination of “binding” business and “brokerage” business. Binding authority business represents risks that may be quoted and bound and a policy subsequently issued by our general agents pursuant to their limited underwriting authority. Brokerage business represents risks that exceed the limits of the underwriting authority we are willing to grant to our general agents and are underwritten directly by our underwriters. On the whole, our agents produce approximately two-thirds of their business under their binding authority and one-third as brokerage business.

      Our desire to have two-thirds of the business produced under our general agents’ binding authority is attributable to our belief that this business has higher persistency because it is not routinely “shopped” at renewal because of our general agent’s authority to issue the policy immediately. In addition to standard commissions, we provide strong incentives to our limited group of general agents to produce profitable business through a contingent profit commission structure that is tied directly to underwriting profitability on this binding authority business.

      In order to keep our senior management in touch with the market for our products, as well as with the internal business issues of our wholesale general agency force, we believe in maintaining open communication between our senior management and our wholesale general agency force. We build “partnership relationships” with our general agents, all of whom have direct access to senior management. Some of our larger general agents serve on our General Agents Round Table Council, which has representatives from each geographic region of the country and advises us on a full range of issues regarding our products. In addition, we conduct an annual underwriters’ retreat for the employees of our general agents who have direct responsibility for producing and underwriting the business they submit to us. Our focus on strengthening our relationships with our general agents and their producers and underwriters facilitates the achievement of our long-term revenue goals by providing growth in “same store sales.”

      Seeking opportunistic niches that provide potential for an underwriting profit. We offer specialty insurance products designed to meet specific insurance needs of targeted insured groups. Typically, the development of new specialty insurance programs is generated through proposals brought to us by an agent or broker seeking coverage for a specific group of clients. We write primarily small and mid-sized accounts in these niches. For the year ended December 31, 2003, our average account premium was $3,413. Standard lines carriers typically avoid writing this business for a variety of reasons and have been exiting these traditionally underserved markets. As a result of our focus on small and mid-sized niche markets, we command higher premium rates and have substantially more coverage flexibility than standard lines carriers. We have achieved significant growth in gross written premiums in recent years, as our number of insureds and our average premiums per account have increased.

      Maintaining experienced and responsive management and underwriting teams. Our management team is experienced in the excess and surplus lines market and has long-standing relationships in the industry. We maintain a flat organizational structure that allows us to be highly responsive and flexible in dealing with market opportunities. Since our management-led buyout in October 2000, we have proactively deployed capital to businesses that are expected to produce the highest returns, and we have exited unprofitable lines.

      Our underwriting operations are organized into property, casualty and binding teams. Each team leader is an experienced underwriting professional, who is supported by assistant underwriters and underwriting technical assistants. These teams are assigned a group of general agents and are responsible for providing service to these agents. Teams coordinate efforts on package policies. The property and casualty teams handle all brokerage business applications and requests for prior approval by general agents on binding business. The binding unit teams are charged with the re-underwriting of every piece of general agency business produced under their binding authority.

      The use of the team concept has allowed us to attract top underwriting talent. The team system allows our underwriters to focus their efforts on making underwriting decisions full time. The time and effort required to gain additional information or perform administrative tasks is expended by underwriting assistants working under the direction of the underwriting team leader. These assistants assemble required information in each file, which allows an experienced underwriter to review and assess every risk prior to a proposal being offered for brokerage or a decision being made regarding any binding business that is submitted for pre-approval.

      Providing technology to our agents that increases the speed and ease of doing business with us. Our technology helps us to build strong relationships with our limited group of general agents and to improve the quality of our underwriting results. We believe our Electronic Underwriting Manual (“EUM”), which provides our agents with our underwriting policies in an electronic format, is among the best and most user friendly in the industry. It is superior for a number of reasons including the ability to easily and efficiently update our underwriting policies and distribute them via CD-ROM, instead of asking agents to replace specific pages in a paper manual. Additionally, our EUM allows our agents to enter class codes or descriptions and to automatically receive the appropriate forms so that submissions to Century generally are complete and properly submitted. Our Century Agency Automation Team is a group comprised of the information technology professionals at some of our larger agents, who meet with us regularly to enhance our performance in this critical area of agency relations and efficiency.

Lines of Business

      The following table sets forth an analysis of gross and net written premiums by segment and major product groupings during the periods indicated:

	Gross Written Premiums			Net Written Premiums

	Years Ended			Years Ended
	December 31,			December 31,

	2003	2002	2001	2003	2002	2001

	(in thousands)

Property/casualty:

Casualty	$83,713	$53,780	$33,734	$74,930	$44,731	$25,582

Property	67,187	44,508	13,171	57,080	33,601	9,954

Surety	30,220	22,134	16,338	9,040	7,628	6,402

Other (including exited lines)	396	2,254	23,579	1,417	30	9,453

	$181,516	$122,676	$86,822	$142,467	$85,990	$51,391

          Property/Casualty

      Casualty Business. We target shorter tail classes of casualty business focusing on what are commonly referred to as “OL&T” (owners, landlords and tenants) classes of business and have de-emphasized what are commonly referred to as “M&C” (manufacturers and contractors) classes of business. We believe these shorter tail OL&T classes of business present less rating and reserving risk to us compared to longer tail casualty lines. At the time of our management-led buyout in October 2000, 46.5% of our property/casualty gross written premiums comprised OL&T or shorter tail classes. For the year ended December 31, 2003, 84.0% of our property/casualty gross written premiums comprised OL&T or shorter tail classes. With respect to the M&C classes of business we continue to write, we focus on artisan contractors and light manufacturers that present no significant durable products liability exposure. Additionally, we no longer write any new residential construction business nor do we write construction contractor classes in construction defect litigation states. See “Our Business — Company Overview.”

      Our insurance policies provide coverage limits generally ranging from $25,000 to $1.0 million per occurrence, with the majority of our policies having limits between $500,000 and $1.0 million. Generally, through reinsurance, we are subject to the first $300,000 of an individual loss for the current accident year. Our general liability policies usually provide coverage for defense and related expenses in addition to per occurrence and aggregate policy limits. For certain products, defense expenses are included in the policy limits to provide for defense of the insured.

      Other Casualty Business. We also offer commercial umbrella policies to supplement our commercial multi-peril and commercial general liability writings. Commercial umbrella policies provide excess liability coverage above the limits of standard liability policies and may also provide coverage for risks not covered under standard liability policies. Commercial umbrella insurance is written for limits up to $5.0 million total aggregate above the minimum underlying limits of $1.0 million per occurrence and $2.0 million aggregate. Although most of our umbrella and excess business is written to support our primary policies, we will, at times, accept other carriers as primary, provided they are rated “A V” or better by A.M. Best.

      Property Business. Following our management-led buyout in October 2000, we have increased our property gross written premiums as a percentage of our total property/casualty written premiums. For the nine months ended September 30, 2000, property business and casualty business accounted for 17.9% and 82.1%, respectively, of our total property/casualty gross written premiums. For the year ended December 31, 2003, 44.5% and 55.5% of our total property/casualty gross written premiums comprised property business and casualty business, respectively. Consistent with our focus on shorter tail casualty lines, we believe that the inherent short tail property business presents less rating and reserving risk to us. Our property business represents classes of business that were chronically under priced by the standard market admitted insurers in the late 1990s and have since been pushed to the excess and surplus lines market. These classes include apartments, commercial buildings and low value dwellings. In some cases, our premiums for these properties are five to eight times higher than the expiring premium charged by the previous standard market carriers.

      Our commercial property lines provide coverage limits of up to $25.0 million, but the vast majority of our written premiums in 2003 were written at limits less than $2.0 million. Through the use of reinsurance, we retain the first $300,000 of each individual loss for the current accident year.

      Package Business. We write commercial multi-peril policies that provide our insureds with commercial property and general liability coverages bundled together as a “package.” The targeted classes, limits and pricing on these policies are the same as if written separately.

          Surety

      Landfill and Specialty Surety. We write landfill and specialty surety bond business primarily through Evergreen. Our largest state for landfill bonds is Texas, which represented 31.6% of our total landfill business for the year ended December 31, 2003. Our largest state for specialty bonds is Texas, which represented 53.4% of our total specialty surety business for the year ended December 31, 2003. Landfill bonds represented $25.1 million of our surety segment’s gross written premiums and $7.0 million of the surety segment’s net written premiums for the year ended December 31, 2003. Specialty surety bonds represented $3.9 million of our surety segment’s gross written premiums and $780,000 of our surety segment’s net written premiums for the year ended December 31, 2003.

      Bail Bonds. We write a limited amount of bail bond business through two general agents who are responsible for all losses and who have underwriting authority to issue bail bonds in amounts of up to $250,000 per bond. Our largest state for bail bond business is Florida, which represented 75.5% of our total bail bond business for the year ended December 31, 2003.

          Other (Including Exited Lines)

      As a result of our management-led buyout in October 2000, the strategic direction of ProCentury was changed to a primary focus on the excess and surplus lines and the exiting of certain unprofitable business. Pursuant to our strategic direction, we exited the commercial automobile line from which we had begun to exit in May 2000 and the workers’ compensation line effective as of January 1, 2002.

          Geographic Distribution

      The following table sets forth the geographic distribution of our gross written premiums for the periods indicated:

	Years Ended December 31,

	2003 (1)		2002		2001

	(dollars in thousands)

Midwest	$40,856	22.5%	$33,191	27.1%	$37,036	42.7%

Southeast	45,019	24.8	28,748	23.4	11,540	13.3

Southwest	46,280	25.5	28,013	22.8	6,667	7.7

West	44,264	24.4	26,772	21.8	19,977	23.0

Northeast	3,706	2.0	2,440	2.0	5,082	5.9

Assumed reinsurance	1,391	0.8	3,512	2.9	6,520	7.4

Total	$181,516	100.0%	$122,676	100.0%	$86,822	100.0%

(1)	The geographic distribution of our gross written premiums, excluding landfill, specialty and bail bond lines written by Evergreen and Continental (see “The Evergreen and Continental Transactions”) for the year ended December 31, 2003, was as follows: Midwest — 21.3%; Southeast — 28.3%; Southwest — 20.4%; West — 28.1%; and Northeast — 1.5%.

      We attempt to minimize catastrophic risk by diversifying in different geographical regions. Our primary catastrophic risk is structural property exposures as a result of hurricanes, tornados, hail storms, winter storms and freezing. We maintain property catastrophe coverage by evaluating the probable maximum loss using a catastrophe exposure model developed by independent experts. We do not write wind coverage in Florida or within two counties of the Gulf of Mexico and the eastern seaboard states.

Underwriting and Pricing

      We underwrite our commercial property/casualty business on a binding authority and a brokerage basis.

      Binding Authority. Binding authority business represents risks that may be quoted and bound with a policy subsequently issued on our behalf by our general agents. This business is produced in accordance with highly specific and detailed rules set forth in our EUM that is provided to our general agents. There are limited classes and no premium credits available to the general agency underwriter. We continually monitor the classes of business subject to agents’ binding authority considering market conditions, competition, underwriting results and other factors. We frequently make changes to these guidelines, by amending our EUM permits us to make any changes immediately.

      Our EUM provides that some prospective insureds must be submitted to our underwriters for specific approval prior to the agent quoting or binding the risk. The most frequent reason for this specific approval requirement is the size of the risk involved. Any prospective property risk with a total insured value (“TIV”) over $500,000 is automatically required to be submitted for prior approval. Similarly, any prospective casualty risk with a premium of $15,000 or greater is required to be submitted for prior approval.

      The economics of the binding business are generally different than those of the brokerage business due to the differing characteristics of each type of business. It is important to provide binding authority for the less difficult binding classes because the binding book has greater persistency than the brokerage business and is less likely to be “shopped” at renewal as a result of our general agent’s authority to issue the policy immediately.

      Binding authority business accounted for 59.4% of our total core commercial gross written premiums for the year ended December 31, 2003. Our EUM clearly outlines our risk eligibility, pricing, underwriting guidelines and policy issuance instructions. We closely monitor the underwriting quality of our business by re-underwriting each piece of business produced by our general agents in accordance with their underwriting authority.

      We provide additional incentives to our general agents to produce profitable business through a contingent profit commission structure that is tied directly to underwriting profitability. This contingent profit commission applies only to business produced pursuant to our general agents’ underwriting authority (i.e., binding business) where the agent plays a role in underwriting the risk.

      Brokerage Business. Brokerage business represents risks that exceed the limits of underwriting authority that we are willing to grant to our general agents. While many of our brokerage accounts are classes that are not permitted to be written at all by our general agents, most of our brokerage business is produced on risks that produce individual TIV or premium above levels we believe prudent to allow for agency binding and issuance authority. For property business, any risk with a TIV over $1,000,000 is automatically classified as a brokerage account. For casualty business, the threshold is $25,000 in premium. If there is a package policy where either the property or casualty portion is indicated as a brokerage account, the entire account is classified as brokerage business. Commissions on brokerage policies are 3.5% less than on binding contracts, and there is no contingent profit commission available to our general agents on brokerage business. Brokerage business accounted for approximately 40.6% of our total core commercial gross written premiums for the year ended December 31, 2003.

      Pricing. In the commercial property and casualty market, the rates and terms of coverage provided by property and casualty insurance carriers are frequently based on benchmarks and forms promulgated by the Insurance Services Office, also known as ISO. ISO makes available to its members advisory rating, statistical and actuarial services, policy language and other related services. ISO currently provides these services to more than 1,500 property and casualty insurance companies in the United States. One of the services that ISO provides is an actuarial-based estimate of the expected loss cost for risks in each of approximately 1,000 risk classifications. These benchmark loss costs reflect an analysis of the loss and allocated loss adjustment expenses on claims reported to ISO. ISO statistics, however, include only claims and policy information reported to ISO, and therefore do not reflect all of the loss experience for each class.

      We primarily use ISO loss costs as the foundation for establishing our rates for all lines of business. We then develop “loss cost multipliers,” or LCMs, which are designed to support our operating expenses, acquisition expenses and targeted return on equity. On our property business, we employ a proprietary class rating matrix that employs a series of ISO commercial fire rating schedule-based charges determined by construction, occupancy, protection and geographical concerns. We rarely have a specifically rated property submitted to us for a proposal as those properties are primarily written in the standard market. However, when such a property is submitted, the ISO rates are used. We multiply our LCMs by ISO loss cost to produce our final rates. We also employ minimum premiums based on the limit and coverage provided that can only increase the effective rate. Our final rates are regionalized to incorporate variables such as historic loss experience, the types and lines of business written, competition and state regulatory considerations. For business that we write on an admitted, or licensed, basis, we must obtain advance regulatory approval of rates in a number of states. We do not provide our general agents with downward pricing flexibility on a per policy basis. All agency underwritten business is re-rated and re-priced by our binding unit to check for mistakes or other results that may be inconsistent with the rules set forth in our EUM.

      In Arizona, Indiana, Maine, Ohio, West Virginia and Wisconsin, Century has admitted status only. We have developed good relationships with the insurance departments in these states, which allows us to obtain approval of our restrictive policy forms and endorsements that are essentially the same as those we employ on an excess and surplus lines basis in all other states. However, due to the more expensive nature of doing business on an admitted basis, our base rates are generally 4.0% higher in states in which we write business on an admitted basis than they are in the excess and surplus lines states.

Marketing and Distribution

      As of December 31, 2003, we marketed our products through 83 general agents, which maintain 117 offices in 24 states. This wholesale general agency force makes our products available to licensed retail agencies throughout the United States. We believe that our distribution network enables us to efficiently access at a relatively low fixed cost the numerous small markets our product offerings target. These general agents and their retail insurance agents and brokers have local market knowledge and expertise that enable us to more effectively access these markets. We generally confine our general agents marketing territory to three or fewer states.

      In early 2000, we began to refine our distribution strategy in an effort to increase the quality of our binding business and to strengthen our relationships with a select group of high-quality general agents. As a result, since our management-led buyout in October 2000, we have reduced the number of our general agents from 132 to our current group of 83. During this period, we terminated relationships with 89 general agents, some of which failed to meet our agency standards, which include the general agent’s business profile, experience, reputation and geographic location. We also established new relationships with 40 general agents.

      We strive to preserve each general agent’s franchise value with us in that general agent’s marketing territory. We seek to increase our written premiums with these general agents and to develop long-term, profitable relationships by providing a high level of service and support. For example, we try to respond to our general agents’ requests for quotes on their proposals within 48 hours. Our strategy has resulted in strong and consistent growth in our core lines since our management-led buyout in October 2000. Although we reduced our number of general agents, our average premium production per agent increased from $646,000 to $1.8 million during this period. We believe that the performance of the business that we ultimately write is measurably improved when produced by general agents who have increasing familiarity and experience with our underwriting requirements.

Claims Management and Administration

      Our approach to claims management is to:

•	investigate reported incidents as soon as possible;

•	select, manage and supervise all legal and adjustment aspects of the claim; and

•	provide a high level of service and support to general agents, retail insurance brokers and insureds throughout the claims process.

Our general agents have no authority to settle claims or otherwise exercise control over the claims process. Our claims management staff supervises and processes all claims. Claims adjusters have reserving authority based upon their skill level and experience. We have a formal claims review process, and changes in loss and loss expense reserves on all claims valued greater than $25,000 are reviewed on a weekly basis by senior claims and underwriting management and the President of Century.

Loss and Loss Expense Reserves

      We are liable for loss and loss expense reserves under the terms of the insurance policies that we write. In many cases, several years may lapse between the occurrence of an insured loss, the reporting of the loss to us and our settlement of that loss. We reflect our liability for the ultimate payment of all incurred losses and loss expenses by establishing loss and loss expense reserves as balance sheet liabilities for both reported and unreported claims. We do not use discounting (recognition of the time value of money) in reporting our estimated reserves for losses and loss expenses.

      When a claim is reported, our claim department establishes a “case reserve” for the estimated amount of the ultimate payment within 90 days of the receipt of the claim. The estimate of the amount of the ultimate loss is based upon various factors such as:

•	the type of loss;

•	the jurisdiction of the occurrence;

•	our knowledge of the circumstances surrounding the claim;

•	the severity of injury or damage;

•	the potential for covered loss; and

•	policy provisions relating to the claim.

      In addition to case reserves, we establish reserves on an aggregate basis to provide for losses and loss expenses that have been incurred but not reported, commonly referred to as “IBNR.” Case reserves and IBNR comprise the total loss and loss expense reserves.

      Our internal actuaries apply multiple traditional actuarial techniques to compute loss and loss expense reserve estimates for claim liabilities other than construction defect. Each technique produces a unique loss and loss expense reserve estimate for the line being analyzed. The set of techniques applied produces a range of loss and loss expense reserve estimates. From these estimates, the actuaries form a best estimate which considers the assumptions and factors discussed below that influence ultimate claim costs. For construction defect claim liabilities, our internal actuaries apply one actuarial technique, under various sets of assumptions, which considers the factors that influence ultimate claim costs as discussed below. The actuarial technique for construction defect claims includes several variables relating to the number of IBNR claims and the average cost per IBNR claim. In addition to computing best estimate parameter values for the actuarial projection, the actuaries also consider the impact on resulting IBNR related to reasonably foreseeable fluctuations in these variables.

      The actuarial techniques use both our historical experience as well as industry information in computing loss and loss expense reserve estimates. These techniques recognize, among other factors:

•	our experience and the industry’s experience;

•	historical trends in reserving patterns and loss payments;

•	the impact of claim inflation;

•	the pending level of unpaid claims;

•	the cost of claim settlements;

•	the line of business mix; and

•	the environment in which property and casualty insurance companies operate.

      Although many factors influence the actual cost of claims and our corresponding reserve estimates, we do not measure and estimate values for all of these variables individually. This is due to the fact that many of the factors that are known to impact the cost of claims cannot be measured directly, such as the impact on claim costs due to economic inflation, coverage interpretations and jury determinations. In most instances, we rely on our historical experience or industry information to estimate values for the variables that are explicitly used in our reserve analyses. We assume that the historical effect of these unmeasured factors, which is embedded in our experience or industry experience, is representative of future effects of these factors. Where we have reason to expect a change in the effect of one of these factors, we perform analysis to quantify the necessary adjustments.

      We continually review these estimates and, based on new developments and information, we include adjustments of the probable ultimate liability in operating results for the periods in which the adjustments are made. In general, our initial reserves are based upon the actuarial and underwriting data utilized to set pricing levels and are reviewed as additional information, including claims experience, becomes available. The establishment of loss and loss expense reserves makes no provision for the broadening of coverage by legislative action or judicial interpretation or for the extraordinary future emergence of new types of losses not sufficiently represented in our historical experience or which cannot yet be quantified. We regularly analyze our reserves and review our pricing and reserving methodologies so that future adjustments to prior year reserves can be minimized. However, given the complexity of this process, reserves will require continual updates and the ultimate liability may be higher or lower than previously indicated.

      We began the process of forming an internal Actuarial Unit in March 2002 with the hiring of our first credentialed property-casualty actuary. Our second credentialed property-casualty actuary was hired in August 2003, at which time the Actuarial Unit was officially formed. These two actuaries each hold the designations of Fellow of the Casualty Actuarial Society and Member of the American Academy of Actuaries. The duties of the Actuarial Unit include but are not limited to:

•	performing an actuarial analysis of loss and loss expense reserves on a quarterly basis;

•	assisting our Underwriting Department in evaluating pricing adequacy;

•	assisting our Loss Reserve Committee, which includes our Vice President and Chief Actuary, Senior Claims Officer, Chief Financial Officer (Chairman), Chief Operating Officer and the President of Century, in establishing management’s best estimate of loss and loss expense reserves; and

•	working with our independent external actuary in the year-end loss and loss expense reserves statement of actuarial opinion process.

Due to the inherent uncertainty in estimating reserves for losses and loss expenses, there can be no assurance that the ultimate liability will not exceed amounts reserved, with a resulting adverse effect on us. Based on the current assumptions used in calculating reserves, management believes our overall reserve levels at December 31, 2003 make a reasonable provision for our future obligations.

      Activity in the liability for loss and loss expense reserves is summarized as follows:

	Years ended December 31,

	2003	2002	2001

	(in thousands)

Loss and loss expense reserves at beginning of year, as reported	$102,603	$103,262	$94,121

Less reinsurance recoverables on unpaid losses at beginning of year	39,743	51,437	46,394

Net loss and loss expense reserves at beginning of year	62,860	51,825	47,727

Provision for loss and loss expense incurred for claims related to:

Current year	54,599	29,757	25,990

Prior years:

Property/casualty:

Casualty	22,190	13,516	1,539

Property	2,254	(22)	334

Surety	(748)	1,583	(26)

Other (including exited lines):

Commercial automobile	1,350	263	2,861

Workers compensation	1,249	2,117	617

Total prior years	26,295	17,457	5,325

Total incurred	80,895	47,214	31,315

Loss and loss expense payments for claims related to:

Current year	16,000	9,666	7,073

Prior years	32,593	26,513	20,144

Total paid	48,593	36,179	27,217

Net loss and loss expense reserves at end of year	95,161	62,860	51,825

Plus reinsurance recoverables on unpaid losses at end of year	41,821	39,743	51,437

Loss and loss expense reserves at end of year, as reported	$136,982	$102,603	$103,262

An explanation of significant components of loss and loss expense reserve development by segment (net of reinsurance, unless otherwise indicated) is as follows:

Property/ Casualty

      Casualty. Our changes in the reserve estimates related to prior accident years for the years ended December 31, 2003, 2002, 2001 and 2000 for the casualty lines resulted in increases (decreases) in incurred losses and loss expenses of $22.2 million, $13.5 million, $1.5 million and ($777,000), respectively. A significant portion of our casualty reserves relate to construction defect claims in certain states. See “Our Business — Company Overview.” Starting with California in December 2000, we began to exit contractors’ liability business. By the end of the first quarter of 2001, we had significantly reduced our contractors’ liability underwriting in all states, and completely eliminated contractors’ liability underwriting in Arizona, California, Colorado, Hawaii, Louisiana, Nevada, New Jersey, North Carolina, Oregon, South Carolina and Washington. Reserves and claim frequency on this business may also be impacted by legislation recently implemented in California, which generally provides consumers who experience construction defects a method other than litigation to obtain reimbursement for construction defect repairs. This legislation may impact claim severity, frequency and length to settlement assumptions underlying our reserves. Accordingly, our ultimate liability may exceed or be less than current estimates due to this variable, among others.

      Of our construction defects net loss and loss expense reserves at December 31, 2003, 52.5% was for incurred but not reported losses (which are referred to as IBNR) and 54.2% of our construction defect net loss and loss expense reserves at December 31, 2002 was for IBNR. As of December 31, 2003, we had 597 open claims relating to construction defects, compared to 596 open claims as of December 31, 2002. During 2003, 1,084 new claims were made and 1,083 existing claims were settled or dismissed. Our net loss and loss expense reserves for construction defects as of December 31, 2003 were $18.6 million. The re-estimation of construction defect reserves primarily affected the 1996 and 1997 accident years and the 1999 to 2001 accident years.

      In addition, during 2003 we also experienced development above expectations on our non-construction defect casualty reserves for the 2000 to 2002 years that led to reassessments of the initial loss ratio expectations and the claim reporting and settlement patterns.

      Our casualty line includes short tail and long tail classes of business. Short tail business means that claims generally are reported quickly upon occurrence of an event, reducing the variability of loss and loss expense reserves. For the long tail lines, significant periods of time, ranging up to ten years or more, may elapse between the occurrence of the loss, the reporting of the loss and the settlement of the claim. A greater time span between the incidence of a loss and the settlement of the claim, increases the likelihood that the ultimate settlement amount will vary from the original estimate. Since 2001, we have shifted our focus to classes of business with more of an OL&T exposure. Prior to that time, we wrote a heavier concentration of classes with an M&C exposure. OL&T exposures inherently have quicker recognition and reporting of claims, which result in a shorter reporting tail and less reserve variability.

      As of December 31, 2003, the projected loss and loss expense ratios, after the effects of reinsurance, for the casualty lines were 42.5%, 45.8%, 50.3% and 84.8% for accident periods 2003, 2002, 2001 and 2000, respectively.

      Property. Our changes in estimate for the years ended December 31, 2003, 2002, 2001 and 2000 for the property lines resulted in increases (decreases) of $2.3 million, ($22,000), $334,000 and $214,000, respectively. These amounts primarily relate to changes in the selected development patterns on all accident years, as the number of claims and claim severity exceeded expectations at December 31, 2002, 2000 and 1999, and were below expectations at December 31, 2001.

      As of December 31, 2003, the projected loss and loss expense ratios, after the effects of reinsurance, for the property lines were 51.9%, 54.2%, 51.4% and 63.4% for accident periods 2003, 2002, 2001 and 2000, respectively.

Surety

      Our changes in estimate for the years ended December 31, 2003, 2002, 2001 and 2000 for the surety segment resulted in increases (decreases) of ($748,000), $1.6 million, ($26,000) and $416,000, respectively. The increase in 2002 was primarily due to the number of claims and estimates for losses and loss expenses exceeding expectations at December 31, 2001.

          Other (Including Exited Lines)

      We began writing commercial automobile coverage for commercial vehicles and trucks in 1997. In 2000, we exited the commercial automobile line of business due to unsatisfactory underwriting results. Of our net loss and loss expense reserves at December 31, 2003, 0.6% related to commercial automobile IBNR and 1.9% of our net loss and loss expense reserves at December 31, 2002 was for commercial automobile IBNR. As of December 31, 2003, we had 63 open claims relating to commercial automobile, compared to 127 open claims as of December 31, 2002. During 2003, 15 new claims were made and 79 existing claims were settled or dismissed. Our net loss and loss expense reserves for commercial automobile as of December 31, 2003 were $3.5 million.

      We offered workers’ compensation coverage from 1997 through January 2002. In December 2001, we announced that we were exiting this line of business due to unsatisfactory underwriting results and the lack of availability of acceptable reinsurance. Until July 2000, we purchased 100% quota share reinsurance on this book of business. Beginning in 2000, we started to retain some risk. No new policies have been written since the first quarter of 2002. Of our net loss and loss expense reserves at December 31, 2003, 2.3% related to workers’ compensation claims IBNR, and 3.4% of our net loss and loss expense reserves at December 31, 2002 was for workers’ compensation IBNR. As of December 31, 2003, we had 414 open claims relating to workers’ compensation compared to 764 open claims as of December 31, 2002. During 2003, 28 new claims were made, and 378 existing claims were settled or dismissed. Our net loss and loss expense reserves for workers’ compensation as of December 31, 2003 were $4.0 million.

      The table provided below presents the development of reserves, net of reinsurance, from 1993 through 2003. The top line of the table presents the reserves at the balance sheet date for each of the periods indicated. This represents the estimated amounts of loss and loss expenses for claims arising in the period that were unpaid at the balance sheet date, including losses that had been incurred but not yet reported to us. The upper portion of the table presents the re-estimated amount of the previously recorded reserves based on experience as of the end of each succeeding period, including cumulative payments made since the end of the respective period. The estimate changes as more information becomes known about the payments, as well as the frequency and severity of claims for individual periods. Favorable loss development, shown as a cumulative redundancy in the table, exists when the original reserve estimate is greater than the re-estimated reserves. The lower portion of the table presents the cumulative amounts paid as of the end of each successive period with respect to those claims. Information with respect to the cumulative development of gross reserves (that is, without deduction for reinsurance ceded) also appears at the bottom portion of the table.

      In evaluating the information in the table provided below, you should note that each amount entered incorporates the cumulative effects of all changes in amounts entered for prior periods. You should also note that the table does not present accident or policy year development data. In addition, conditions and trends that have affected the development of liability in the past may not necessarily recur in the future.

Analysis of Loss and Loss Adjustment Expense Development

(in thousands)

	1993	1994	1995	1996	1997

Net liability for losses and loss expenses	$21,152	$25,267	$28,075	$32,993	$42,399

Liability re-estimated as of:

One year later	18,856	23,102	28,492	31,838	39,371

Two years later	17,529	22,489	27,265	29,019	40,632

Three years later	16,413	20,944	24,892	29,517	41,429

Four years later	15,002	19,381	24,755	30,106	42,513

Five years later	13,377	19,200	25,423	30,848	54,708

Six years later	13,180	19,649	25,862	36,362	61,363

Seven years later	13,229	19,911	28,908	39,263

Eight years later	13,347	21,538	29,458

Nine years later	14,543	21,280

Ten years later	13,697

Net cumulative redundancy (deficiency)	7,455	3,987	(1,383)	(6,270)	(18,964)

Cumulative amount of net liability paid as of:

One year later	4,072	6,358	9,034	8,810	13,637

Two years later	7,495	11,459	14,739	16,833	23,046

Three years later	9,586	14,247	19,159	21,171	30,689

Four years later	10,873	16,080	21,353	24,618	35,477

Five years later	11,692	17,405	22,894	27,147	42,926

Six years later	12,406	18,255	24,254	31,207	48,168

Seven years later	12,731	18,937	26,749	32,926

Eight years later	13,053	20,613	27,152

Nine years later	14,253	20,261

Ten years later	13,444

Gross liability — end of year	29,668	34,658	37,039	41,099	51,118

Reinsurance recoverable on unpaid losses	8,516	9,391	8,964	8,106	8,719

Net liability — end of year	21,152	25,267	28,075	32,993	42,399

Gross liability re-estimated — latest	17,600	27,500	35,657	44,101	73,061

Reinsurance recoverable on unpaid losses re-estimated — latest	3,903	6,220	6,199	4,838	11,698

Net liability re-estimated — latest	13,697	21,280	29,458	39,263	61,363

Gross cumulative redundancy (deficiency)	12,068	7,158	1,382	(3,002)	(21,943)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	1998	1999	2000	2001	2002	2003

Net liability for losses and loss expenses	$44,554	$49,558	$47,727	$51,825	$62,860	$95,161

Liability re-estimated as of:

One year later	46,569	52,707	53,052	69,282	89,155

Two years later	47,623	55,835	69,217	89,871

Three years later	49,580	69,411	85,921

Four years later	60,323	80,026

Five years later	67,868

Six years later

Seven years later

Eight years later

Nine years later

Ten years later

Net cumulative redundancy (deficiency)	(23,314)	(30,468)	(38,194)	(38,046)	(26,295)

Cumulative amount of net liability paid as of:

One year later	14,872	20,275	20,144	26,513	32,593

Two years later	26,845	33,431	39,028	49,272

Three years later	35,255	47,809	56,063

Four years later	44,820	57,951

Five years later	51,213

Six years later

Seven years later

Eight years later

Nine years later

Ten years later

Gross liability — end of year	62,191	84,518	94,121	103,262	102,603	136,982

Reinsurance recoverable on unpaid losses	17,637	34,960	46,394	51,437	39,743	41,821

Net liability — end of year	44,554	49,558	47,727	51,825	62,860	95,161

Gross liability re-estimated — latest	95,966	130,543	152,379	148,357	139,647

Reinsurance recoverable on unpaid losses re-estimated — latest	28,098	50,517	66,458	58,486	50,492

Net liability re-estimated — latest	67,868	80,026	85,921	89,871	89,155

Gross cumulative redundancy (deficiency)	(33,775)	(46,025)	(58,258)	(45,095)	(37,044)	136,982

Reinsurance

      We purchase reinsurance to reduce our exposure to liability on individual risks and claims and to protect against catastrophic losses. Reinsurance involves an insurance company transferring, or “ceding,” a portion of its exposure on a risk to another insurer, the reinsurer. The reinsurer assumes the exposure in return for a portion of the premium. The ceding of liability to a reinsurer does not legally discharge the primary insurer from its liability for the full amount of the policies on which it obtains reinsurance. The primary insurer remains liable for the entire loss if the reinsurer fails to meet its obligations under the reinsurance agreement.

      In formulating our reinsurance programs, we are selective in our choice of reinsurers and consider numerous factors, the most important of which are the financial stability of the reinsurer, its history of responding to claims and its overall reputation. In an effort to minimize our exposure to the insolvency of our reinsurers, we evaluate the acceptability and review the financial condition of each reinsurer annually. Our policy is to use only those reinsurers that have an A.M. Best rating of “A-” (excellent) or better and that have at least $500 million in policyholders’ surplus, or Lloyds of London syndicates that have an A.M. Best rating of “A-” (excellent) or better. In the event that a reinsurer’s policyholders’ surplus falls below $500 million or the A.M. Best rating falls below an “A-,” we will attempt to replace the reinsurer with a reinsurer that fits our criteria, or we will try to commute the contract. Retention levels are reviewed each year to maintain a balance between the growth in surplus and the cost of reinsurance.

      The following is a summary of our multiple-line excess of loss reinsurance treaty:

Reinsurance Coverage/Company
Line of business	Company Policy Limit	Retention

Property	Up to $12.5 million per risk	Up to $7.2 million per risk in excess of $300,000 per risk (1)

Casualty — primary	$1.0 million per occurrence	$700,000 per occurrence in excess of $300,000 per occurrence (1)

Casualty — excess and umbrella	Up to $5.0 million per occurrence excess of the $1.0 million primary policy	90% of first $1.0 million per occurrence and 100% of up to $4.0 million per occurrence in excess of first $1.0 million per occurrence

(1)	The property/casualty $700,000 in excess of $300,000 contract is subject to a $200,000 deductible per loss with a $2.0 million aggregate loss. In addition, we are retaining 20% of $700,000 excess of $300,000 on property and casualty risks and 20% of the $1.5 million excess of $1.0 million and 15% of the $5.0 million excess of $2.5 million on property risks.

      We maintain “casualty clash” coverage of 87.5% of $9.0 million in excess of $1.0 million to cover exposures such as punitive damages and other extra-contractual obligations, losses in excess of policy limits (such as bad faith and errors and omissions) and liability resulting from the same occurrence by two or more of our insureds. Casualty clash coverage provides insurance for our exposure to a larger single loss than intended due to losses incurred under two or more coverages or policies for the same event.

      We maintain property catastrophe coverage of $13.5 million above $1.5 million of cumulative net property retentions. We annually evaluate the probable maximum loss using a catastrophe exposure model developed by independent experts. The most recent model suggests we are insured for a 250 year catastrophic event. Our primary catastrophic risk is structural property exposures as a result of hurricanes, tornados, hail storms, winter storms and freezing. We do not write wind coverage in Florida or within two counties of the coast in states outside of Florida.

      We maintain a reinsurance program reducing our net terrorism exposure pursuant to the Terrorism Risk Insurance Act of 2002. We purchased $5.5 million excess of $1.5 million per occurrence.

      As of January 1, 2003, our multiple-line excess of loss treaty reinsurance was with Hannover Rückversicherungs AG, GE Reinsurance Corporation and ACE Property and Casualty Insurance Company. Each of these reinsurers is rated “A-” (excellent) or higher by A.M. Best and has policyholders’ surplus greater than $500 million.

      As of January 1, 2003, our catastrophic loss reinsurance program included Transatlantic Reinsurance Company, Lloyd’s Syndicate 0435 — Faraday Underwriting Limited, Hannover Rückversicherungs AG and American Agricultural Insurance Co. Each of these reinsurers is rated “A-” (excellent) or higher by A.M. Best and has policyholders’ surplus greater than $500 million.

      The following is a summary of our top ten reinsurers, based on net amount recoverable, as of December 31, 2003:

			Net Amount
	A.M. Best Rating		Recoverable
Reinsurer	as of December 31, 2003		as of December 31, 2003

			(in thousands)

General Reinsurance Corporation	A	++	$23,988

Swiss Reinsurance America Corporation	A	++	7,250

Hannover Rückversicherungs-Aktiengesellschaft	A	+	4,801

GE Reinsurance Corporation	A		3,606

Insurance Corporation of Hannover	A	+	3,445

Ace Property and Casualty Company	A		1,269

Folksamerica Reinsurance Company	A		2,399

SCOR Reinsurance Company	B	++	934 (1)

Republic Western Insurance Company	C		1,871 (1)

John Hancock Mutual Life	A	++	738

(1)	We are closely monitoring the financial status of Republic Western Insurance Company and SCOR Reinsurance Company, which are continuing to pay claims.

      The reinsurance market has changed dramatically over the past few years as a result of inadequate pricing, poor underwriting and the significant losses incurred in conjunction with the terrorist attacks on September 11, 2001. As a result, reinsurers have exited some lines of business, reduced available capacity and implemented provisions in their contracts designed to reduce their exposure to loss.

Competition

      The property and casualty insurance industry is highly competitive. We compete with domestic and international insurers, some of which have greater financial, marketing and management resources and experience than we do. We also may compete with new market entrants in the future. Competition is based on many factors, including the perceived market strength of the insurer, pricing and other terms and conditions, services provided, the speed of claims payment, the reputation and experience of the insurer and ratings assigned by independent rating organizations such as A.M. Best. Century, Evergreen and Continental currently have a pooled rating from A.M. Best of “A-” (excellent). Upon completion of this offering and the Evergreen and Continental transactions, Century’s rating will no longer be pooled with Evergreen and Continental. Ratings for an insurance company are based on its ability to pay policyholder obligations and are not directed toward the protection of investors.

      Today our primary competitors are Nationwide Mutual Insurance Company (Scottsdale Insurance), Markel Corporation (Essex Insurance Company), Burlington Insurance Group, Nautilus Insurance Company (W.R. Berkley Corporation), Colony Insurance Company (The Argonaut Group), Penn-America Insurance Company and RLI Corp. We generally compete on the basis of service, as most market competitors have maintained both pricing and underwriting discipline. Moreover, the market we serve has increased as standard carriers have exited many lines and classes of business served by the excess and surplus lines market.

Technology

      Our mission critical systems are built and customized internally utilizing database, development and web technologies. Our development staff consists of a development manager, ten developer analysts, a senior database administrator and a data manager. The systems staff consists of a systems manager, network administrator and three personal computer technicians. Our systems provide timely and efficient access to corporate information in a secure database environment. We ensure that our technological direction is aligned with the needs of the business through strong project management and an IT steering committee. We work closely with our agents to improve services and business to business integration through our Century Agency Automation Team. Our major integration effort is to utilize web services enabling us to move transactions between our systems. Our Internet site provides access to corporate information consisting of claim reporting, loss runs and underwriting bulletins. We utilize imaging to electronically store our policy and claim information permitting around the clock access to this information.

Ratings

      A.M. Best, which rates insurance companies based on factors of concern to policyholders, issued its 2003 annual rating of our group of property and casualty insurance subsidiaries. Our property and casualty insurance subsidiaries have a pooled rating of “A-” (excellent) from A.M. Best. A.M. Best assigns 16 ratings to insurance companies, which currently range from “A++” (superior) to “F” (in liquidation). In evaluating a company’s financial and operating performance, A.M. Best reviews the company’s profitability, leverage and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its loss and loss expense reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. A.M. Best’s ratings reflect its opinion of an insurance company’s financial strength, operating performance and ability to meet its obligations to policyholders and are not evaluations directed to purchasers of an insurance company’s securities. Our insurance subsidiaries currently are rated as a pooled group; however, after completion of the Evergreen and Continental transactions, we will not receive a pooled rating because we will have only one insurance operating company subsidiary.

Regulatory Environment

      Insurance Regulation. We are regulated by insurance regulatory agencies in the states in which we conduct business. State insurance regulations generally are designed to protect the interests of policyholders, state insurance consumers or claimants rather than shareholders or other investors. The nature and extent of state regulation varies by jurisdiction, and state insurance regulators generally have broad administrative power relating to, among other matters, setting capital and surplus requirements, licensing of insurers and agents, establishing standards for reserve adequacy, prescribing statutory accounting methods and the form and content of statutory financial reports, regulating certain transactions with affiliates, and prescribing the types and amounts of investments.

      Regulation of insurance companies constantly changes as governmental agencies and legislatures react to real or perceived issues. In recent years, the state insurance regulatory framework has come under increased federal scrutiny, and some state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the NAIC and some state insurance regulators are re-examining existing laws and regulations specifically focusing on issues relating to the solvency of insurance companies, interpretations of existing laws and the development of new laws. Although the federal government does not directly regulate the business of insurance, federal initiatives often affect the insurance industry in a variety of ways.

      Required Licensing. In its home state of Ohio and the states of Arizona, Indiana, Maine, West Virginia and Wisconsin, Century operates on an admitted, or licensed, basis. Each of Century’s licenses in these states are in good standing. Insurance licenses are issued by state insurance regulators upon application and may be of perpetual duration or may require periodic renewal. We must apply for and obtain appropriate new licenses before we can expand into a new state on an admitted basis or offer new lines of insurance that require separate or additional licensing.

      In most states, Century operates on a surplus lines basis. While Century does not have to apply for and maintain a license in those states, it is subject to maintaining suitability standards or approval under each particular state’s surplus lines laws to be included as an approved carrier. Century maintains surplus line approvals in all states except where it is admitted, as identified above, and Massachusetts, New York and Rhode Island. In states in which it operates on a surplus line basis, Century has freedom of rate and form limitations on the majority of its business. This means that Century can implement a change in policy form, underwriting guidelines, or rates for a product on an immediate basis.

      Insurers operating on an admitted basis must file premium rate schedules and policy or coverage forms for review and approval by the insurance regulators. In many states, rates and policy forms must be approved prior to use, and insurance regulators have broad discretion in judging whether an insurer’s rates are adequate, not excessive and not unfairly discriminatory. Property and casualty insurers generally are unable to implement rate increases until they show that costs associated with providing such coverage have exceeded premiums.

      Insurance Holding Company Regulation. We operate as an insurance holding company system and are subject to regulation in the jurisdictions in which Century conducts business. These regulations require that each insurance company in the system register with the insurance department of its state of domicile and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system domiciled in that state. The insurance laws similarly provide that all transactions among members of a holding company system must be fair and reasonable. Transactions between insurance subsidiaries and their parents and affiliates generally must be disclosed to the state regulators, and prior approval of the applicable state insurance regulator generally is required for any material or extraordinary transaction. In addition, a change of control of a domestic insurer or of any controlling person requires the prior approval of the state insurance regulator. Generally, any person who acquires 10% or more of the outstanding voting securities of the insurer or its parent company is presumed to have acquired control of the domestic insurer.

      Restrictions on Paying Dividends. ProCentury is a holding company with no business operations of its own. Consequently, our ability to pay dividends to shareholders and meet our debt payment obligations is largely dependent on dividends and other distributions from Century. State insurance law restricts the ability of Century to declare shareholder dividends. State insurance regulators require insurance companies to maintain specified levels of statutory capital and surplus. The amount of an insurer’s surplus following payment of any dividends must be reasonable in relation to the insurer’s outstanding liabilities and adequate to meet its financial needs. Further, prior approval from the Ohio Department of Insurance generally is required in order for Century to declare and pay “extraordinary dividends” to us. An extraordinary dividend is defined as any dividend or distribution that, together with other distributions made within the preceding 12 months, exceeds the greater of 10% of the insurer’s surplus as of the preceding December 31st, or the insurer’s net income for the 12 month period ending the preceding December 31, in each case determined in accordance with statutory accounting practices. The maximum amount of dividends our insurance subsidiaries can pay us during 2004 without regulatory approval is $6.0 million. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our insurance subsidiaries may in the future adopt statutory provisions more restrictive than those currently in effect.

      Guaranty Funds. Under state insurance guaranty fund laws, insurers doing business on an admitted basis in a state can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. Maximum contributions required by law in any one year vary between 1% and 2% of annual premiums written in that state. In most states, guaranty fund assessments are recoverable either through future policy surcharges or offsets to state premium tax liability. Except for New Jersey, the business that is written on a surplus line basis is not subject to state guaranty fund assessments.

      Investment Regulation. Century is subject to state law which requires diversification of its investment portfolios and limits the amount of investments in certain categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets in the states in which we are licensed to sell insurance policies for purposes of measuring statutory surplus and, in some instances, would require us to sell those investments.

      Restrictions on Cancellation, Non-Renewal or Withdrawal. Many states have laws and regulations that limit the ability of an insurance company licensed by that state to exit a market. For example, certain states limit an automobile insurer’s ability to cancel or not renew policies. Some states prohibit an insurer from withdrawing one or more lines of business from the state, except pursuant to a plan approved by the state insurance regulator, which may disapprove a plan that may lead to market disruption. Increasingly, state statutes, explicitly or by interpretation, apply these restrictions to insurers operating on a surplus line basis.

      Licensing of Our Employees and Adjustors. In certain states in which we operate, insurance claims adjusters are also required to be licensed and some must fulfill annual continuing education requirements. In most instances, our employees who are negotiating coverage terms are underwriters and employees of the company and are not required to be licensed agents. Approximately thirty of our employees currently maintain requisite licenses for these activities in most states in which we conduct business.

      Privacy Regulations. In 1999, the United States Congress enacted the Gramm-Leach-Bliley Act, which, among other things, protects consumers from the unauthorized dissemination of certain personal information. Subsequently, a majority of states have implemented additional regulations to address privacy issues. These laws and regulations apply to all financial institutions, including insurance and finance companies, and require us to maintain appropriate procedures for managing and protecting certain personal information of our customers and to fully disclose our privacy practices to our customers. We may also be exposed to future privacy laws and regulations, which could impose additional costs and impact our results of operations or financial condition. A recent NAIC initiative that impacted the insurance industry in 2001 was the adoption in 2000 of the Privacy of Consumer Financial and Health Information Model Regulation, which assisted states in promulgating regulations to comply with the Gramm-Leach-Bliley Act. In 2002, to further facilitate the implementation of the Gramm-Leach-Bliley Act, the NAIC adopted the Standards for Safeguarding Customer Information Model Regulation. Several states have now adopted similar provisions regarding the safeguarding of customer information. We have adopted a privacy policy for safeguarding customer information and our insurance subsidiaries follow procedures pertaining to applicable customers to comply with the Gramm-Leach-Bliley related privacy requirements.

      Trade Practices. The manner in which insurance companies and insurance agents conduct the business of insurance is regulated by state statutes in an effort to prohibit practices that constitute unfair methods of competition or unfair or deceptive acts or practices. Prohibited practices include, but are not limited to, disseminating false information or advertising; unfair discrimination, rebating, and false statements. We set business conduct policies and provide regular training to make our employee-agents and other sales personnel aware of these prohibitions, and we require them to conduct their activities in compliance with these statutes.

      Unfair Claims Practices. Generally, insurance companies, adjusting companies and individual claims adjusters are prohibited by state statutes from engaging in unfair claims practices on a flagrant basis or with such frequency to indicate a general business practice. Unfair claims practices include, but are not limited to, misrepresenting pertinent facts or insurance policy provisions; failing to acknowledge and act reasonably promptly upon communications with respect to claims arising under insurance policies; and attempting to settle a claim for less than the amount to which a reasonable person would have believed such person was entitled. We set business conduct policies and conduct regular training to make our employee-adjusters and other claims personnel aware of these prohibitions, and we require them to conduct their activities in compliance with these statutes.

      Quarterly and Annual Financial Reporting. We are required to file quarterly and annual financial reports with state insurance regulators utilizing statutory accounting practices (“SAP”) rather than generally accepted accounting principles (“GAAP”). In keeping with the intent to assure policyholder protection, SAP financial reports generally are based on a liquidation concept. For a summary of the significant differences for our insurance subsidiaries between statutory accounting practices and GAAP, see Note 13 to our audited consolidated financial statements included in this prospectus.

      Periodic Financial and Market Conduct Examinations. The Ohio Department of Insurance conducts on-site visits and examinations of Century’s affairs, including its financial condition and its relationships and transactions with affiliates, every three to five years, and may conduct special or target examinations to address particular concerns or issues at any time. Insurance regulators of other states in which we do business also may also conduct examinations. The results of these examinations can give rise to regulatory orders requiring remedial, injunctive or other corrective action.

      Risk-Based Capital. Risk-Based Capital (“RBC”) requirements laws are designed to assess the minimum amount of capital that an insurance company needs to support its overall business operations and to ensure that it has an acceptably low expectation of becoming financially impaired. Regulators use RBC to set capital requirements considering the size and degree of risk taken by the insurer and taking into account various risk factors including asset risk, credit risk, underwriting risk and interest rate risk. As the ratio of an insurer’s total adjusted capital and surplus decreases relative to its risk-based capital, the RBC laws provide for increasing levels of regulatory intervention culminating with mandatory control of the operations of the insurer by the domiciliary insurance department at the so-called mandatory control level. At December 31, 2003, Century maintained an RBC level in excess of an amount that would require any corrective actions on our part.

      IRIS Ratios. The NAIC Insurance Regulatory Information System or IRIS is part of a collection of analytical tools designed to provide state insurance regulators with an integrated approach to screening and analyzing the financial condition of insurance companies operating in their respective states. IRIS is intended to assist state insurance regulators in targeting resources to those insurers in greatest need of regulatory attention. IRIS consists of two phases: statistical and analytical. In the statistical phase, the NAIC database generates key financial ratio results based on financial information obtained from insurers’ annual statutory statements. The analytical phase is a review of the annual statements, financial ratios and other automated solvency tools. The primary goal of the analytical phase is to identify companies that appear to require immediate regulatory attention. A ratio result falling outside the usual range of IRIS ratios is not considered a failing result; rather, unusual values are viewed as part of the regulatory early monitoring system. Furthermore, in some years, it may not be unusual for financially sound companies to have several ratios with results outside the usual ranges. An insurance company may fall out of the usual range for one or more ratios because of specific transactions that are in themselves immaterial.

      As of December 31, 2003, Century had five IRIS ratios outside the usual range, as set forth in the following table:

Ratio

				Our
	Usual Range			Ratio

Change in net writings	33.0%	–	-33.0%	45.9%

Investment yield	10.0	–	4.5	3.8

One-year reserve development to surplus	20.0	–	0.0	29.0

Two-year reserve development to surplus	20.0	–	0.0	69.0

Estimated current reserve deficiency to surplus	25.0	–	0.0	90.0

Our results for these ratios are attributable to the significant growth in premiums and surplus, low investment yields due to the current interest rate environment and adverse development of prior years’ loss and loss expense reserves. We have provided our regulators with an explanation of these unusual results and do not expect any material regulatory action.

      We are monitoring the following:

      Terrorism Exclusion Regulatory Activity. The Terrorism Risk Insurance Act (“TRIA”) provides insurers with free federally funded reinsurance for complying with the various offer provisions of the TRIA. By a controlled process of risk selection and reinsurance placement, we automatically provided the coverage for a surcharge to all policyholders thereby eliminating the chance of inadvertent non-compliance and securing full access to the federally provided cover. The reinsurance we purchased on the open market to fill the gap between our typical catastrophe retention ($1.5 million) and the applicable federal attachment point includes all terrorism perils and does not exclude nuclear, biological or chemical attacks.

      Mold Contamination. The property/casualty insurance industry experienced an increase in claim activity beginning in 2001 pertaining to mold contamination. Significant plaintiffs’ verdicts and increased media attention to the subject have caused insurers to develop and/or refine relevant insurance policy language that excludes mold coverage. The insurance industry foresees increased state legislative activity pertaining to mold contamination. We will closely monitor regulatory and litigation trends and continue to review relevant insurance policy exclusion language.

      OFAC. The Treasury Department’s Office of Foreign Asset Control (“OFAC”) maintains a list of “Specifically Designated Nationals and Blocked Persons” (the “SDN List”). The SDN List identifies persons and entities that the government believes are associated with terrorists, rogue nations and/or drug traffickers. OFAC’s regulations prohibit insurers, among others, from doing business with persons or entities on the SDN List. If the insurer finds and confirms a match, the insurer must take steps to block or reject the transaction, notify the affected person and file a report with OFAC. The focus on insurers’ responsibilities with respect to the SDN List has increased significantly since September 11. Century has implemented procedures to comply with OFAC’s SDN List regulations.

Legal Proceedings

      We are named from time to time as defendants in various legal actions that are incidental to our business and arise out of or are related to claims made in connection with our insurance policies, claims handling, premium finance agreements and other contracts and employment related disputes. The plaintiffs in some of these lawsuits have alleged bad faith or extracontractual damages and some have claimed punitive damages. We believe that the resolution of these legal actions will not have a material adverse effect on our financial position or results of operations.

Properties

      In November 2003, we moved our corporate headquarters to a newly-constructed approximately 44,000 square foot office building located in Westerville, Ohio. We lease this building pursuant to a lease agreement with an initial term of ten years and have an option to renew the lease agreement for two five-year terms.

      We also lease an aggregate of approximately 20,000 square feet of office space in Phoenix, Arizona, which we first occupied in September 2003. Our lease of this space has an initial term that expires in 2009.

Employees

      As of December 31, 2003, we employed 235 employees. Our employees are not covered by any collective bargaining agreements.

MANAGEMENT

Directors and Executive Officers

      The following table sets forth certain information concerning our directors, proposed directors and executive officers as of February 23, 2004:

Name	Age	Position with ProCentury	Director Since

Edward F. Feighan	56	Chairman of the Board, President,	2000
		Chief Executive Officer and Director

Charles D. Hamm	49	Chief Financial Officer and Treasurer	—

Christopher J. Timm	47	Executive Vice President and Director	2000

John A. Marazza	43	Executive Vice President, Chief Operating Officer, Secretary and Director	2000

Robert F. Fix	56	Director	2000

Jeffrey A. Maffett	55	Director	2000

Michael J. Endres	56	Proposed Director	—

Press C. Southworth III	56	Proposed Director	—

Alan R. Weiler	70	Proposed Director	—

Robert Jay Woodward, Jr	62	Proposed Director	—

      Edward F. Feighan has been our Chairman, President and Chief Executive Officer since October 2003. Mr. Feighan was President of Avalon National Corporation, a holding company for a workers’ compensation insurance agency, from 1998 until 2000. From September 1998 until May 2003, Mr. Feighan was Managing Partner of Alliance Financial, Ltd., a merchant banking firm specializing in mergers and acquisitions. He has served as a director of our company and our insurance company subsidiaries from 1993 to 1996 and from 2000 to the present. Mr. Feighan has served at times as our Special Counsel.

      Charles D. Hamm has been our Chief Financial Officer, Treasurer and Executive Vice President of Insurance Subsidiaries since June 2003 and served as the Director of our Internal Audit Department from April 2002 until June 2003. Mr. Hamm was the principal of Charles D. Hamm and Associates, which he founded in June 2000, and which provided consulting services to us from October 2000 through April 2002. From 1997 until May 2000, he served as the Chief Financial Officer of Century Business Services, Inc. Mr. Hamm is a certified public accountant and a former partner of KPMG LLP, where he was employed from 1984 until 1997.

      Christopher J. Timm was named Executive Vice President and President of Century in May 2003. Since 2000, he has served as a Director and Vice President of ProCentury and a senior officer and director of most companies within the Century Insurance Group®. From 1998 until 2000, following the sale of Environmental & Commercial Insurance Agency, Inc., Mr. Timm complied with the terms of a non-compete agreement and pursued non-insurance business ventures. From 1990 through 1998, Mr. Timm was an owner and President of Environmental & Commercial Insurance Agency, Inc., a managing underwriting agency.

      John A. Marazza has been our Executive Vice President and Chief Operating Officer since May 2003, after serving as our Executive Vice President, Secretary and Treasurer and director since October 2000. He has also served as a senior officer and director of most of the companies within the Century Insurance Group since 2000. Mr. Marazza previously served as a senior officer of the Century Insurance Group and President and director of Century Workers’ Compensation Agency, Inc. from 1998 until 2001. Mr. Marazza also was a Senior Vice President with Century, Evergreen and Continental from 1997 until 2000. He was a Director and Executive Vice President of Avalon National Corporation, a holding company for a workers’ compensation insurance agency, from 1998 until 2000. Mr. Marazza was formerly a Senior Manager with KPMG LLP.

      Robert F. Fix has served as a Director of ProCentury since October 2000. Mr. Fix has served as Vice Chairman, President and Chief Executive Officer of the Richmond Mutual Bancorporation, Inc. and its primary subsidiary, First Bank Richmond NA since 2002. He has been the President and Chief Executive Officer of the holding company since 1998, and served as President and Chief Executive Officer of First Bank Richmond from 1989 to 2002.

      Jeffrey A. Maffett has served as a Director of ProCentury since October 2000. Mr. Maffett has been Chairman, President and Chief Executive Officer of Oculina Bank, a subsidiary of Colonial Bank Corporation of Eaton, Ohio, since November 2003. He has also has been Chairman of the Colonial Bank Corporation since 2002. He was President and Chief Executive Officer of the Eaton National Bank & Trust Co., a subsidiary of Colonial Bank Corporation, from 1989 to 2003.

      Michael J. Endres has been a Principal of Stonehenge Financial Holdings, Inc. and of Stonehenge Partners, Inc. since August 1999. From July 1990 until August 1999, Mr. Endres served as Vice Chairman of Banc One Capital Corporation and Chairman of Banc One Capital Partners. Mr. Endres serves as a Director of Worthington Industries, Huntington Bancshares Inc. and Applied Innovation Inc.

      Press C. Southworth III was a partner of PricewaterhouseCoopers LLP from 1998 until he retired in 2001. From 1985 until 1998, Mr. Southworth was a partner of Coopers & Lybrand LLP. Mr. Southworth is a certified public accountant.

      Alan R. Weiler has been Chairman of Archer-Meek-Weiler Agency, Inc. since 1999 and was President from 1970 until 1999. Mr. Weiler serves as Director of Cincinnati Financial Corporation, Glimcher Realty Trust and Commerce National Bank, a subsidiary of First Merchants Corporation.

      Robert Jay Woodward, Jr. served as Executive Vice President and Chief Investment Officer of Nationwide from 1995 until his retirement in 2002. Mr. Woodward has served as Chairman of Palmer-Donavin Manufacturing Co. since 1995 and has been a Director of the Pension Management and Investment Council of Battelle Memorial Institute since December 2002 and of Duke Realty Co. since April 2002.

Board of Directors

      Our board of directors currently consists of five members, Messrs. Feighan, Marazza, Timm, Maffett and Fix. Upon completion of this offering, we intend to increase the number of directors to nine by electing each of the persons named in the table above as a proposed director. Also upon completion of this offering, we will amend our articles of incorporation and code of regulations to provide for a classified board of directors consisting of three classes with three members each. The term of the initial Class I directors (Messrs. Endres, Marazza and Weiler) will expire on the date of the 2005 annual meeting of shareholders; the term of the initial Class II directors (Messrs. Fix, Timm and Woodward) will expire on the date of the 2006 annual meeting; and the term of the Class III directors (Messrs. Feighan, Maffett and Southworth) will expire on the date of the 2007 annual meeting. Beginning in 2005, at each annual meeting of shareholders, successors to the class of directors whose terms expire at that annual meeting will be elected to three-year terms and until their respective successors are elected and qualified.

Committees of the Board of Directors

      Audit Committee. Upon completion of this offering, we will establish an audit committee comprised entirely of independent directors. The audit committee will assist the board of directors in fulfilling its oversight responsibilities for the integrity of our accounting, reporting and financial control practices. The audit committee will:

•	review the qualifications of the independent auditors;

•	select and engage the independent auditors;

•	review and approve the plan, fees and results of audits;

•	review our internal controls; and

•	consider and pre-approve any non-audit services proposed to be performed by the auditors.

      The audit committee will consist of Messrs Southworth (chairman), Weiler and Woodward. Our board of directors has determined that Mr. Southworth meets the requirements for an audit committee financial expert under Item 401 of Regulation S-K promulgated under the Securities Act of 1933.

      Compensation Committee. Upon completion of this offering, we will establish a compensation committee comprised entirely of independent directors. The compensation committee will consist of Messrs. Endres (chairman), Maffett and Woodward. The compensation committee will oversee our compensation and employee benefit plans and practices, including executive and board of directors compensation as well as all incentive-compensation and equity-based plans, and the evaluation of our management.

      Nominating and Corporate Governance Committee. Upon completion of this offering, we will establish a nominating and corporate governance committee comprised entirely of independent directors. The nominating and corporate governance committee will consist of Messrs. Fix (chairman), Maffett and Weiler. The nominating and corporate governance committee will:

•	identify and recommend for nomination qualified individuals for election as directors;

•	oversee the composition, structure and function of the committees of the board of directors;

•	oversee periodic self-evaluation of the board of directors and its committees;

•	develop and maintain a set of corporate governance principles; and

•	plan for management succession.

Compensation Committee Interlocks and Insider Participation

      None of our executive officers or directors serves or has served on the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

      It is anticipated that upon the closing of this offering, directors who are also our employees will receive no compensation for serving as directors, and non-employee directors will receive $20,000 annually. Non-employee directors will receive $1,000 for each board meeting they attend in person and $500 for each telephonic meeting they attend. Non-employee directors serving on the Compensation and Nominating and Corporate Governance Committees will receive $750 for each meeting they attend in person and $500 for each telephonic meeting they attend. Audit committee members will receive $1,500 for each committee meeting they attend in person and $1,000 for each telephonic meeting they attend. The chairman of the Audit Committee will receive $2,000 annually. We also expect to reimburse all directors for reasonable travel expenses incurred in connection with their service as directors. Our directors will also be eligible to receive stock options and awards, when, as and if determined by the Compensation Committee, pursuant to the terms of the 2004 Stock Option and Award Plan. See “— 2004 Stock Option and Award Plan.”

Executive Compensation

      The following table sets forth information concerning the total compensation received for services rendered to us during 2003 by our chief executive officer and our four other highest paid executive officers, all of whom we refer to in this prospectus as our named executive officers.

				All Other
Name and Position	Year	Salary	Bonus (1)	Compensation (2)

Roswell P. Ellis, Former Chairman of the Board,	2003	$240,866	$—	$7,226
President and Chief Executive Officer	2002	150,000	218,021	4,500
Edward F. Feighan, Chairman of the Board,	2003	84,288	—	1,075
President and Chief Executive Officer	2002	—	—	—
Christopher J. Timm, Executive Vice President	2003	220,288	—	3,304
	2002	190,000	218,021	2,850
John A. Marazza, Executive Vice President,	2003	220,288	—	6,609
Chief Operating Officer and Secretary	2002	190,000	218,021	5,500
Charles D. Hamm, Chief Financial Officer	2003	218,365	—	5,657
and Treasurer	2002	113,750	30,000	2,221
Greg D. Ewald, Senior Vice President of Underwriting,	2003	186,153	30,000	5,580
Century Surety Company	2002	170,331	97,500	5,111

(1)	Bonuses for 2003, if any, payable to Messrs. Feighan and Hamm have not yet been determined but are not expected to exceed $50,000 per executive.

(2)	Represents matching contributions under our 401(k) plan.

Employment Agreements and Severance Agreement

       Employment Agreements

      We have entered into employment agreements with each of Messrs. Feighan, Hamm, Timm and Marazza. The agreements provide for base salaries of at least $284,000, $259,000, $264,000 and $259,000 for Messrs. Feighan, Hamm, Timm and Marazza, respectively, plus annual performance based cash incentive bonuses of up to 50.0%, 45.0%, 45.0% and 45.0% of their respective base salaries in accordance with our annual incentive plan described below and other customary executive benefits, including:

•	participation in retirement or welfare benefit plans, if any;

•	health, disability and other insurance plans;

•	whole life insurance;

•	sick leave;

•	reasonable vacation time; and

•	other benefits as may be approved by our board of directors or a committee designated by the board on a case-by-case basis for proper business purposes.

      Pursuant to the employment agreements, we will grant to each of the officers approximately 59,100 restricted common shares and incentive or non-qualified stock options to purchase up to approximately 25,300 common shares. The options will have an exercise price equal to the initial public offering price set forth on the cover page of this prospectus, and the common shares issued pursuant to such options will vest after the officer has provided three years of service following the effective date of this offering. All options will become fully exercisable for a period of not less than 30 days, and all unvested shares available pursuant to the options, if any, will become fully vested, upon the termination of employment by reason of death, discharge by us other than for cause, or the officer’s resignation for good reason. The restricted shares will vest after the officer has provided four years of service following the effective date of this offering.

      Each of the officers’ employment agreements may be terminated at any time upon the mutual agreement of ProCentury and the officer and will automatically terminate upon his death. We may terminate the employment agreements at any time, without cause, upon 30 days prior written notice to the officer or for cause immediately upon written notice of termination to the officer. Each officer may terminate his employment agreement at any time without good reason upon 30 days prior written notice to us or for good reason upon 15 days prior written notice to us, provided that each officer will not resign if, prior to the expiration of the 15 day notice period, we cause the facts or events giving rise to the good reason to no longer exist. If the officer’s employment agreement is terminated:

•	by us for cause, by the resignation of the officer, other than for good reason, or if the officer’s employment is terminated by death, he or his estate will be entitled to receive any earned but unpaid base salary through the effective date of termination and any award under our annual incentive plan which was awarded prior to the effective date of termination, and in addition, if the officer’s employment is terminated by death, his estate will be entitled to receive (1) continued payment of his base salary for 90 days following his death; (2) an amount equal to the maximum bonus that he could have been awarded under our annual incentive plan for the current performance year divided by the number of days in the current performance year occurring prior to and including the date of his death; and (3) continued benefits for 90 days following his death; or

•	by us other than for cause or if he resigns for good reason, he will be entitled to receive (1) any earned but unpaid base salary through the date of such termination; (2) any award under our annual incentive plan that was awarded prior to the effective date of termination; (3) continued payment of his base salary for 12 months following the date of termination; (4) the maximum bonus that he could have been awarded under our annual incentive plan for the current performance year; and (5) continued benefits for 12 months following the date of termination.

      If a change in control occurs, as defined in the agreement, and within the 12 months following a change of control we discharge Messrs. Feighan, Hamm, Timm or Marazza other than for cause or if the officer resigns for good reason, he will be entitled to receive within 30 days of his termination of employment (1) any earned but unpaid base salary through the date of termination; (2) any award under our annual incentive plan that was awarded prior to the effective date of termination; (3) the product of two times his then current base salary at the date of termination; and (4) the product of two times the maximum bonus that he could have been awarded under our annual incentive plan. In addition, the officer will be entitled to continued benefits for 24 months following the date of termination.

      Messrs. Feighan, Hamm, Timm and Marazza have agreed not to compete with us or solicit our employees during the terms of their employment agreements and for a period of 12 months following termination of their employment agreements or, if longer, the entire period for which the officer is entitled to payments of base salary, bonus or other incentive awards or other benefits, other than payments and benefits the officer would be entitled to receive in the event of a change in control.

Roswell Paine Ellis Severance Agreement.

      We expect to enter into a severance agreement with Mr. Ellis, our former chief executive officer, pursuant to which we will make a lump sum payment to him of $250,000 prior to the completion of this offering.

Annual Incentive Plan

      In December 2003, our board of directors adopted and our shareholders approved our annual incentive plan. The purpose of our annual incentive plan is to advance our interests and our shareholders’ interest by providing certain corporate officers and key employees with annual incentive compensation that is tied to the achievement of pre-established and objective performance goals.

      The plan will be administered by our compensation committee. Subject to the provisions of the plan, the compensation committee will have full and complete authority to:

•	construe, interpret and implement the plan;

•	prescribe, amend and rescind rules relating to the plan;

•	make any factual determination that it believes necessary or advisable for the administration of the plan;

•	determine the conditions subject to which incentive awards may be made or payable; and

•	make any other determinations that it believes necessary or advisable for the administration of the plan.

Prior to each performance period, the compensation committee will designate, subject to approval by our board of directors, our employees who will be participants of the plan for the performance period and the target incentive award for each participant.

      Payment of incentive awards will be made in a cash lump sum payment, or at the discretion of the compensation committee, in common shares equal to the fair market value of the amount of the incentive award, provided that a participant’s incentive award determined for any performance period may not exceed 150.0% of the participant’s target award without board approval. Payment of any amount of incentive award in excess of 150.0% of the target award will be made in common shares or other property unless the board determines otherwise. Our board of directors may terminate or amend the plan at any time in its sole discretion. However, no termination or amendment may be made that will impair the right of a participant to receive an incentive award for any performance period ending prior to the year in which the termination or amendment is adopted, or if later, effective and no amendment adopted after the start of a performance period may directly or indirectly increase the amount of the incentive award or alter the performance criteria in a manner that will increase any incentive award for such performance period.

Deferred Compensation Plan

      In October 2003 our board of directors adopted, and in December 2003 our shareholders approved, our deferred compensation plan. The purpose of our deferred compensation plan is to allow our key employees and directors to elect to defer portions of their compensation and to allow discretionary contributions by us on behalf of selected participants for future payment to the participants or their beneficiaries. Our board of directors or its compensation committee will determine the participation and benefits of key employees. We have established an irrevocable Rabbi Trust to secure our obligations under the deferred compensation plan. However, in the event of our bankruptcy, the assets of the trust will be subject to the claims of general creditors.

2004 Stock Option and Award Plan

      In December 2003, our board of directors adopted and our shareholders approved our 2004 Stock Option and Award Plan. The purpose of this plan is to promote the commonality of the interests of our employees, directors and consultants with the interest of our shareholders for our increased growth, value and profitability and to attract, retain and reward our employees and consultants. The plan provides for a variety of awards, including incentive or non-qualified stock options, restricted shares, restricted share units, performance units, appreciation rights or any combination of the foregoing.

      The plan will be administered by our board of directors, or a committee thereof, which will have the authority to determine the terms, conditions and restrictions applicable to each award. Awards may only be granted to existing or prospective employees, consultants and directors as determined by our board of directors, or a committee thereof.

      The aggregate number of common shares that may be issued under the plan is equal to 9.0% of the total number of common shares outstanding after this offering on a fully diluted basis estimated to be 1,200,384 shares. In the event of any stock dividend, stock split, reverse stock split, recapitalization, combination, reclassification or similar change in our capital structure, appropriate adjustments will be made to (1) the number and class of shares subject to the plan; (2) any outstanding award; (3) the exercise price of any outstanding option; and (4) the base price of any appreciation right.

      Options. Options granted under the plan may be “incentive stock options,” as defined in Section 422 of the Internal Revenue Code of 1986, or “non-qualified stock options,” which are not intended to so qualify. No option may be granted or otherwise designated as an incentive stock option after ten years from the date of adoption of the plan by our shareholders. An incentive stock option must expire within 10 years from the date it is granted or, if later, the date of designation as an incentive stock option. The exercise price of any incentive stock option must be at least equal to the fair market value of a common share on the date it is granted. Each incentive stock option will not be transferable by the participant, other than by will or the laws of descent and distribution, and will be exercisable during the participant’s lifetime only by the participant. No incentive stock option may be granted to any person if the person at the date of grant owns shares representing more than ten percent of the total combined voting power of all classes of shares of ProCentury or any of our subsidiaries unless the exercise price of the incentive stock option is at least 110% of the fair market value of such common shares at the date of grant or designation and such incentive stock option by its terms is not exercisable after the expiration of five years from the date of grant. As long as the $100,000 per year limitation remains applicable under the Internal Revenue Code to incentive stock options granted to any person, any portion of options that become exercisable by a participant for the first time during any calendar year for common shares having a fair market value greater than $100,000 will be treated as non-qualified stock options. If an option designated as an incentive stock option fails for any reason to qualify or continue its qualification as an incentive stock option under the Internal Revenue Code, it will automatically be a non-qualified stock option.

      Restricted Share Units. A restricted share unit is a right to receive one common share pursuant to the terms and conditions of the 2004 Stock Option and Award Plan, subject to any service vesting schedule, performance vesting schedule or other restriction imposed by the plan or any instrument evidencing the award of the restricted share unit.

      Restricted Shares. Common shares granted under the plan may have restrictions on the transfer or defer the date of receipt of those shares. Each award will specify any applicable restrictions or deferral date, the duration of those restrictions, and the time at which the restrictions lapse. Participants may be required to deposit shares with us during the period of any restrictions.

      Performance Units. A performance unit is a right to receive payment in cash equal to the fair market value of one common share at the date of vesting, pursuant to the terms and conditions of the plan and any instrument evidencing the award of the performance unit.

      Appreciation Rights. An appreciation right may be granted in connection with all or any portion of an option grant as well as independent of any option grant. An “appreciation right” means the appreciation, if any, measured by the excess of the fair market value of a common share over (1) the exercise price of shares subject to the option if the appreciation right is exercisable in exchange for that option or (2) the base price in the instrument evidencing the appreciation right if the appreciation right is exercisable on a stand-alone basis. Upon exercise of the appreciation right, the appreciation will be paid in common shares equal in number to the largest whole number resulting from dividing the appreciation by the fair market value of a common share at the date of exercise or, if the instrument evidencing the appreciation right expressly so provides, in cash or any combination of cash or common shares.

      Change in Control. In the event of a change in control, the acquiring corporation may either assume our rights and obligations under outstanding awards or substitute substantially equivalent options for the acquiring corporation’s shares. In the event the acquiring corporation does not assume or substitute for the outstanding awards, the unexercisable portion of any outstanding awards will be immediately exercisable in full as of the date ten days prior to the effective date of the change in control. Any award that is neither (1) assumed, nor substituted for, by the acquiring corporation, nor (2) exercised as of the date of the change in control will terminate and cease to be outstanding effective as of the date of the change in control.

      Lock-Up Agreement. In consideration for the grant of each award to a participant and to facilitate our future financings, participants must agree on their behalf and on behalf of their heirs, legal representatives, successors and assigns that in the event of any underwritten public offering of any of our securities, including this offering, made by us pursuant to an effective registration statement filed under the Securities Act of 1933, they will not sell or dispose of, directly or indirectly, any interest in any of such shares awarded pursuant to the plan for the period of time from and after the effective date of the registration statement as may be required by the underwriter of any public offering; provided, however, that the period of time will not exceed 180 days from the effective date of the registration statement filed in connection with the public offering or any other period applicable in any lock-up agreement to which we or the participant as our affiliate is subject. This limitation will not apply to any shares registered in the public offering under the Securities Act of 1933.

      Termination and Amendment. Our board of directors may terminate or amend the plan at any time. However, without the approval of our shareholders, no termination or amendment may be made that will (1) increase the maximum aggregate number of common shares that may be granted under the plan; (2) change the class of persons eligible to receive incentive stock options; and (3) that would require approval of our shareholders under any applicable law, regulation or rule. No termination or amendment of the plan may adversely affect any then outstanding award or any unexercised portion thereof, without the consent of the participant unless the termination or amendment is required to enable an incentive stock option to qualify as an incentive stock option or is necessary to comply with any applicable law, regulation or rule.

401(k) Plan and Trust

      We have established a 401(k) plan for our employees that is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. Generally, all employees are eligible to participate in the 401(k) plan on the first day of the month following completion of three months of service. Employer matching and discretionary profit-sharing contributions vest after three years of service.

      Eligible employees electing to participate in the 401(k) plan may defer from one percent of their compensation up to the statutorily prescribed limit, on a pre-tax basis, by making a contribution to the plan. For the 2003 calendar year, the employee’s contribution limit is generally $12,000. We currently make quarterly discretionary matching contribution equal to 50.0% of each participant’s contributions that do not exceed 3.0% of the participant’s compensation.

PRINCIPAL AND SELLING SHAREHOLDERS

      The table below sets forth certain information regarding ownership of our common shares beneficially owned as of February 23, 2004, by:

•	each beneficial owner of more than 5% of our outstanding common shares;

•	each of our directors, proposed directors and named executive officers;

•	all directors and executive officers as a group; and

•	each of the selling shareholders.

      Unless otherwise stated, the business address for each person below is 465 Cleveland Avenue, Westerville, OH 43082.

	Number of	Percentage
	Shares	of		Number of
	Beneficially	Shares		Shares
	Owned	Outstanding		Beneficially	Percentage of
	Prior to	Prior to	Shares	Owned	Shares Outstanding
Name and Address of Beneficial Owner	Offering	Offering	Offered	After Offering	After Offering

Stonehenge Opportunity Fund, LLC 191 W. Nationwide Blvd., Suite 600 Columbus, Ohio 43215	878,571	17.6%	—	878,571	6.7%

Colonial Banc Corp 110 W. Main Street Eaton, Ohio 45320	575,000	11.5	—	575,000	4.4

Richmond Mutual Bancorporation, Inc 20 North 9th Street P.O. Box 937 Richmond, Indiana 47375	575,000	11.5	—	575,000	4.4

DCB Financial Corp (1) (2) P.O. Box 1001 110 Riverbend Ave. Lewis Center, Ohio 43055	450,000	9.0	450,000	—	—

Ohio Heritage Bancorp, Inc. 200 Main Street Coshocton, Ohio 43812	450,000	9.0	—	450,000	3.4

Ohio Valley Banc Corp (1) (2) 420 Third Avenue Gallipolis, Ohio 45631	450,000	9.0	450,000	—	—

Joseph E. LoConti (3) 6140 Parkland Boulevard Suite 300 Mayfield Heights, Ohio 44124	469,547	9.4	—	469,547	3.6

Full Circle Holding, LTD.	370,952	7.4	—	370,952	2.8

Roswell P. Ellis (4)	166,690	3.3	—	166,690	1.3

John A. Marazza (5)	176,690	3.5	—	201,990	1.5

Christopher J. Timm (6)	176,690	3.5	—	201,990	1.5

Edward F. Feighan (7)	95,666	1.9	—	120,966	1.0

Charles D. Hamm (8)	466,618	9.3	—	491,918	3.8

Greg D. Ewald	—	—	—	—	—

Michael J. Endres	—	—	—	—	—

Robert F. Fix	—	—	—	—	—

Jeffrey A. Maffett	—	—	—	—	—

Press C. Southworth III	—	—	—	—	—

Alan R. Weiler	—	—	—	—	—

Robert Jay Woodward Jr.	—	—	—	—	—

Directors and executive officers as a group (six)	915,664	18.3		1,016,864	7.8%

(1)	Certain of our selling shareholders participate in our loan from Eaton National Bank & Trust Co. See “Certain Relationships and Related Transactions — Loan Agreement.”

(2)	Our subsidiaries invested in certificates of deposit offered by subsidiaries of our shareholder banks. See “Certain Relationships and Related Transactions — Certificates of Deposit.”

(3)	Includes 156,190 common shares held by the Joseph A. & Arlene M. LoConti Irrevocable Family Trust, of which Mr. LoConti serves as trustee and has sole voting and investment control.

(4)	Mr. Ellis served as our Chairman of the Board and Chief Executive Officer from October 2000 until October 2003.

(5)	Does not include unvested options to purchase an estimated 59,100 common shares, which are not currently exercisable and does not include common shares held by Full Circle Holdings, LTD, of which Mr. Marazza is a 19.3% member. Full Circle Holdings, LTD has received consulting fees from ProCentury. See “Certain Relationships and Related Transactions — Service Agreements and Arrangements with Certain Shareholders.” Number of Shares Beneficially Owned After Offering includes 25,300 unvested restricted common shares.

(6)	Does not include unvested options to purchase an estimated 59,100 common shares, which are not currently exercisable and does not include common shares held by Full Circle Holdings, LTD, of which Mr. Timm is a 20.1% member. See “Certain Relationships and Related Transactions — Service Agreements and Arrangements with Certain Shareholders.” Number of Shares Beneficially Owned After Offering includes 25,300 unvested restricted common shares.

(7)	Does not include unvested options to purchase an estimated 59,100 common shares, which are not currently exercisable and does not include common shares held by Full Circle Holdings, LTD, of which Mr. Feighan is a 10.2% member. See “Certain Relationships and Related Transactions — Service Agreements and Arrangements with Certain Shareholders.” Number of Shares Beneficially Owned After Offering includes 25,300 unvested restricted common shares.

(8)	Does not include unvested options to purchase an estimated 59,100 common shares, which are not currently exercisable. Includes 370,952 common shares held by Full Circle Holdings, LTD, of which Mr. Hamm is a 10.2% member and the manager with sole voting and investment control. See “Certain Relationships and Related Transactions — Service Agreements and Arrangements with Certain Shareholders.” Number of Shares Beneficially Owned After Offering includes 25,300 unvested restricted common shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      We are subject to various conflicts of interest arising out of our relationships with certain of our shareholders and others. These conflicts include, but are not limited to, the following:

Loan Agreement

      We, as borrower, are a party to a loan agreement dated as of October 5, 2000 with Eaton National Bank & Trust Co. (“Eaton”), as lender. Eaton is a subsidiary of Colonial Banc Corp., which is one of our shareholders. The original principal amount of the loan was $10.0 million, and as of December 31, 2003, the outstanding principal balance was $9.1 million and accrued interest was $93,000. The maturity date of the loan is October 5, 2012. The original terms of the loan provided for the payment of interest only for the first year of the loan at an interest rate of 9.5%, with the first quarterly payment due April 5, 2001. Beginning October 5, 2001, principal and interest were paid quarterly at an interest rate adjusted to the prime rate of 5.5%. On April 4, 2002, the loan agreement was modified, and the terms of the loan changed from quarterly principal and interest payments to quarterly accrued interest payments for the April 2002 payment and the next three consecutive quarterly payments. Regular quarterly payments of principal and interest recommenced on April 5, 2003. On October 5, 2002, the loan agreement was modified for a second time, and the interest rate on the outstanding principal balance was changed to accrue at a floating rate equal to the prime rate of interest as published in the Wall Street Journal on October 5, 2003 and on each anniversary date thereafter until the final maturity of the note on October 5, 2011. On October 5, 2003, the prime rate of interest as published in the Wall Street Journal was 4.0%. For the years ended December 31, 2003, 2002 and 2001 we paid $1.1 million, $737,000 and $963,000 in principal and interest payments to Eaton. We intend to use a portion of the net proceeds from our sale of common shares in this offering to repay the outstanding principal balance of the loan as of the closing date of this offering. See “Use of Proceeds.”

      We have pledged the stock of Century to Eaton as collateral for the loan. Eaton National Bank has sold participation units in the loan to the respective bank subsidiaries of Richmond Mutual Bancorporation, Inc. (25%), DCB Financial Corp. (20%), Ohio Heritage Bancorp, Inc. (10%) and Ohio Valley Banc Corp. (25%), each of which also is a shareholder of ProCentury. Mr. Fix, our director, has served as Vice Chairman, President and Chief Executive Officer of the Richmond Mutual Bancorporation, Inc. and its primary subsidiary, First Bank Richmond NA since 2002. Mr. Maffett, our director, was President and Chief Executive Officer of the Eaton National Bank & Trust Co. from 1989 to 2003 and is currently Chairman, President and Chief Executive Officer of another subsidiary of Colonial Bank Corporation.

Certificates of Deposit

      On October 5, 2000, our subsidiaries invested in certificates of deposit offered by subsidiaries of our shareholder banks. The certificates of deposit were issued for a term of one year at an interest rate of 9.5%, renewed for a second year at an interest rate of 5.5% and redeemed at the second maturity. Our shareholders issued the certificates of deposit in the following amounts, with interest rates of 6.75% and 2.75% for the period October 5, 2000 to October 4, 2001 and the period October 5, 2001 to October 4, 2002, respectively:

		Interest earned
		for the years
		ended
		December 31,
	Amount of
Shareholder’s Subsidiary Bank	Certificates of Deposit	2002	2001

	(in thousands)

Ohio Heritage Bank	$1,000	$28	$67

First Bank Richmond, N.A.	2,500	74	169

The Ohio Valley Bank Company	2,500	69	169

The Delaware County Bank and Trust Company	2,000	55	129

Eaton National Bank & Trust Co.	2,000	55	135

Service Agreements and Arrangements with Certain Shareholders

      We have various agreements with our investors relating to Internet services, marketing and consulting services. Expenses paid under these agreements were $1.9 million, $2.0 million and $1.9 million for the years ended December 31, 2003, 2002 and 2001, respectively. The agreements and arrangements that had not already terminated were terminated on December 31, 2003.

      Software Agreements. We were party to certain agreements by and between us and certain of our shareholders, Colonial Banc Corp., DCB Financial Corporation, Ohio Valley Bank, Ohio Heritage Bank, Richmond Mutual Bancorp and Stonehenge Opportunity Fund, LLC, entered into in December 2000, as amended in December 2001 and May 2002. Pursuant to these agreements, our shareholders assisted us in the marketing of certain computer software that performs website building tasks to their customers and clients. In exchange for these services, we paid the shareholders the following amounts for the years ended December 31, 2002 and 2001:

	Years ended December 31,

Shareholder	2002	2001

Colonial Banc Corp.	$166,000	$222,000

DCB Financial Corporation	130,000	174,000

Ohio Valley Bank	130,000	174,000

Ohio Heritage Bank	130,000	174,000

Richmond Mutual Bancorp	166,000	222,000

Stonehenge Opportunity Fund, LLC	261,000	348,000

      These agreements terminated as of June 30, 2002.

      Accretive Agreements. We are a party to certain agreements, dated as of July 1, 2002, by and between us and each of our shareholder banks, Colonial Banc Corp., DCB Financial Corporation, Ohio Valley Bank, Ohio Heritage Bank and Richmond Mutual Bancorp pursuant to which the banks assisted our subsidiary, Accretive Services Corporation, in developing financial products and services to be offered to and through community banks. Pursuant to these agreements, we paid the shareholder banks the following amounts for the years ended December 31, 2003 and 2001:

	Years ended December 31,

Shareholder	2003	2002

Colonial Banc Corp.	$222,000	$56,000

DCB Financial Corporation	174,000	44,000

Ohio Valley Bank	174,000	44,000

Ohio Heritage Bank	174,000	44,000

Richmond Mutual Bancorp	222,000	56,000

      These agreements terminated on December 31, 2003. Accretive Services Corporation was formed solely for the purpose of developing financial products and services pursuant to these agreements. Upon the termination of these agreements, Accretive Services Corporation ceased to conduct any activities and has no material assets or liabilities.

      Stonehenge Monitoring Agreement. Pursuant to a Monitoring Agreement, dated as of July 1, 2002, by and between us and Stonehenge Opportunity Fund, LLC, as amended, we paid Stonehenge Opportunity Fund, LLC monitoring fees of $342,000 and $87,000 for the years ended December 31, 2003 and 2002, respectively. In connection with its investment in us, we have paid Stonehenge Opportunity Fund, LLC a monitoring fee for the time and effort it expended in monitoring its investment in us, which included reviewing and evaluating our financial statements, attending meetings with our management and board of directors and consulting with us with respect to our business and prospects. This agreement expired on December 31, 2003, and we expect to pay $87,000 in 2004 for services rendered in 2003. Mr. Endres, a proposed director, has been a principal of Stonehenge Financial Holdings, Inc., an affiliate of Stonehenge Opportunity Fund, LLC, and of Stonehenge Partners, Inc., the parent of Stonehenge Opportunity Fund, LLC, since August 1999.

      Full Circle Consulting Arrangement. From October 5, 2000 until December 31, 2003, we paid Full Circle Holdings, LTD, one of our shareholders, fees for managing the investment in ProCentury made by its members. For the years ended December 31, 2003, 2002 and 2001, we paid Full Circle Holdings, LTD $625,000, $620,000 and $614,000, respectively. Our consulting arrangement with Full Circle Holdings, LTD terminated as of December 31, 2003. The following officers, former officers and directors are members of Full Circle Holdings, LTD: Mr. Ellis, formerly our Chairman of the Board and Chief Executive Officer; Mr. Feighan, Chairman of the Board, President and Chief Executive Officer; Mr. Hamm, Chief Financial Officer and Treasurer; Mr. Marazza, Executive Vice President, Chief Operating Officer, Secretary and Director; and Mr. Timm, Executive Vice President and Director.

      Charles D. Hamm and Associates Consulting Arrangement. From October 2000 until April 2002, Charles D. Hamm and Associates provided consulting services to Century, our subsidiary, in anticipation of Mr. Hamm, the founder and principal of Charles D. Hamm and Associates, becoming one of our officers. For the years ended December 31, 2002 and 2001, we paid Charles D. Hamm and Associates $25,000 and $60,000, respectively. The consulting arrangement terminated in April 2002 when Mr. Hamm became one of our officers. Mr. Hamm is currently our Chief Financial Officer and Treasurer.

      Mr. LoConti’s Fees Related to Evergreen Transactions. In 2003, we paid Mr. LoConti, one of our principal shareholders, $580,000 for his assistance in connection with the sale of shares of Evergreen to certain waste company investors in 2003 and 2002. Mr. LoConti assisted us by identifying potential investors, which were Evergreen customers that had purchased their policies through United Nations Insurance Agency, Inc. Mr. LoConti also participated in the negotiation of the terms of the transactions. See “— General Agency Agreement.”

Bail Bond Commissions

      For the years ended December 31, 2003, 2002 and 2001 we paid Williams National Surety Corporation $3.3 million, $5.7 million and $6.8 million, respectively, and C.E. Parish General Agency $12.5 million, $17.2 million and $13.0 million, respectively, in commissions for acting as general agents of Continental and placing certain of their bail bond business with Continental. Gary M. Williams, the principal of Williams National Surety Corporation, and Cyril E. Parish, the principal of C.E. Parish General Agency, are vice presidents of Continental, our subsidiary, for administrative convenience to permit them to execute documents in the name of Continental in connection with issuances of bail bonds. Mr. Williams and Mr. Parish are responsible for the bail bond business of Continental.

Diamond Hill Capital Investment Management Agreement

      In December 2002, we entered into an investment management agreement by and between us and Diamond Hill Capital Management, Inc. Pursuant to this agreement, Diamond Hill Capital Management, Inc. manages certain of our securities with an aggregate fair market value of $23.3 million in return for a management fee of 35 basis points of the fair market value of the portfolio. For the year ended December 31, 2003, we paid management fees of $31,000. We expect to pay $60,000 in management fees in 2004. Mr. Endres, our proposed director, owns a 1.6% equity interest in Diamond Hill Capital Management, Inc.

United Nations Insurance Agency, Inc.

      For the years ended December 31, 2003, 2002 and 2001, we paid $12.0 million, $7.1 million and $3.1 million, respectively, in commissions to United Nations Insurance Agency, Inc. (doing business as Evergreen UNI), in connection with a Century Surety Company General Agency Agreement, effective as of May 9, 2002, as amended, by and among United Nations Insurance Agency, Inc., as general agent, and Century, Evergreen and Continental. Pursuant to this agreement, United Nations Insurance Agency, Inc. acts as a general agent of Century, Evergreen and Continental on an exclusive basis to develop and maintain a surety bond program for the waste management industry in exchange for an advance provisional commission of 48.0% of gross written premiums, subject to adjustment. Mr. LoConti, one of our principal shareholders, and special counsel to United Nations Insurance Agency, Inc., received $740,000, $669,000 and $275,000 in compensation from United Nations Insurance Agency, Inc., for the years ended December 31, 2003, 2002 and 2001, respectively. In addition, Mr. LoConti’s father, mother and sister own United Nations Insurance Agency, Inc. These commissions will be incurred by Evergreen after the completion of the Evergreen and Continental transactions. Following the offering, Mr. LoConti will continue his involvement with United Nations Insurance Agency, Inc. He will also continue to be our shareholder and a shareholder of ProAlliance Corporation, Evergreen’s parent company.

Agreements Relating to the Evergreen and Continental Transactions

      As part of the Evergreen and Continental transactions, we have entered into several agreements with Evergreen. Upon the completion of this offering, we and Evergreen will become separate entities. See “The Evergreen and Continental Transactions.” These agreements, which are described in more detail below, will facilitate the Evergreen and Continental transactions. Our board of directors believes that these agreements are fair to us and our shareholders.

      Transitional Administrative Agreement. We currently provide Evergreen and Continental with all executive, managerial, supervisory, administrative, technical, claims handling, investment management, regulatory affairs, legal, accounting, financial reporting, professional and clerical services necessary to operate their respective businesses. In order to provide Evergreen and Continental with a transition period before the cessation of these services, we have entered into a Transitional Administrative Agreement with Evergreen and Continental pursuant to which we will continue to provide these services to Evergreen and Continental for an initial term of 18 months. The term of this agreement will automatically be renewed for one six-month renewal term, unless terminated pursuant to the agreement at the end of the initial 18 months. In return for our services, we will receive an annualized fee of $900,000.

      Reinsurance Agreements. We have entered into loss portfolio transfer reinsurance contracts that provide for Century to reinsure Evergreen and Continental for business that was written in Century’s name and transferred to one of the other companies in connection with the termination of the intercompany pooling agreement and for Evergreen to reinsure Century in the same manner. For example, Century will reinsure property business transferred to it in connection with the termination of the intercompany pooling agreement that had been written for it in Evergreen’s name. These contracts will remain in force until all outstanding loss and assignable loss adjustment expense covered has been settled or commuted in accordance with the provisions of the applicable contrast.

      Fronting Agreements. We have entered into quota reinsurance contracts that provide for Century to reinsure business that will be written for it, or fronted, by one of the other companies and for Evergreen to reinsure Century in the same manner. For example, Century will front landfill business that it writes for Evergreen in states in which Century is licensed and Evergreen will reinsure 100% of the business fronted. These contracts do not contain any limitations on the amount of reinsurance that will be provided. However, activity related to these contracts is expected to represent less than 1.0% of our total gross written premiums in 2004, 2005 and 2006. The fronting company will be paid a fee of 5% of gross written premiums fronted. Each contract will expire on December 31, 2006, unless terminated by one of the parties pursuant to the contract on any January 1 following the initial two-year term by giving the other party not less than 90 days prior notice.

      Software License Agreement and Software Support and Maintenance Agreement. Century has entered into a software license agreement with Evergreen and Continental pursuant to which Century granted to Evergreen and Continental a fully paid-up, royalty free, non-exclusive perpetual license to use certain of Century’s proprietary software that relates to underwriting and claims processing and that has been developed for the mutual benefit of us, Evergreen and Continental. In addition, Century has entered into a software support and maintenance agreement with Evergreen and Continental, pursuant to which Century will provide certain technical support and maintenance services for the software in return for an annual support and maintenance fee estimated to be $100,000. Evergreen and Continental may terminate the software support and maintenance agreement by providing 90 days’ prior written notice, and Century may terminate the agreement by providing twelve months’ prior written notice.

DESCRIPTION OF CAPITAL SHARES

      Currently, our authorized capital consists of 15,000 Class A Common Shares, without par value, 5,000 Class B Common Shares, without par value, and 10,000 Class C Common Shares, without par value. As of December 16, 2003, there were outstanding 10,000 Class A Common Shares held by 15 holders of record, 531.6824 Class B Common Shares held by one holder of record and no Class C Common Shares were outstanding. Immediately prior to the completion of this offering, all of the Class B Common Shares will be redeemed and our articles of incorporation will be amended and restated. Our amended and restated articles of incorporation will authorize 20 million common shares, without par value, and one million preferred shares, without par value. In connection with the amendment and restatement, each outstanding common share will be converted into 500 common shares. Upon completion of the offering, there will be 13,101,195 common shares outstanding (14,436,195 shares if the underwriter’s over-allotment option is exercised in full) and no preferred shares outstanding. All share information in this prospectus has been adjusted to reflect this conversion.

Common Shares

      Pursuant to our amended and restated articles of incorporation, holders of our common shares are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, a holder of a majority of the outstanding common shares entitled to vote in any election of directors may elect all of the directors standing for election. Subject to the rights of holders of our preferred shares, if any, holders of our common shares are entitled to receive ratably dividends, if any, as may be declared by our board of directors. Upon the liquidation, dissolution or winding up of our affairs, holders of our common shares are entitled to receive ratably our net assets available for distribution after the payment of our debts and other liabilities, subject to prior and superior rights of any preferred shares. Holders of our common shares have no preemptive, subscription, redemption or conversion rights. The outstanding common shares are, and the shares offered by this prospectus when issued and paid for will be, fully paid and nonassessable.

Preferred Shares

      Under our articles of incorporation, our board of directors is authorized, subject to limitations prescribed by law, without further shareholder approval, from time to time to issue up to an aggregate of one million preferred shares in one or more series and to fix or alter the designations, rights, preferences and any qualifications, limitations or restrictions of the shares of each of these series. The issuance of preferred shares may have the effect of delaying, deferring or preventing a change of control. We have no present plans to issue any preferred shares.

Certain Anti-Takeover Provisions of Ohio and Other State Laws

     Ohio Anti-Takeover Law

      Certain provisions of Ohio law may have the effect of discouraging or rendering more difficult an unsolicited acquisition of a corporation or its capital shares to the extent the corporation is subject to those provisions. We have opted out of Chapter 1704 of the Ohio Revised Code, relating to transactions involving interested shareholders. We remain subject to the provisions described below.

      Under Section 1701.831 of the Code, the acquisition of shares entitling the holder to exercise certain levels of voting power of an issuing public corporation (one-fifth or more, one-third or more, or a majority) can be made only with the prior authorization of (i) the holders of at least a majority of the total voting power and (ii) the holders of at least a majority of the total voting power held by shareholders other than the proposed acquirer, officers of the corporation elected or appointed by the directors, and directors of the corporation who are also employees of the corporation and excluding certain shares that are transferred after the announcement of the proposed acquisition and prior to the vote with respect to the proposed acquisition.

      Section 1701.59 of the Ohio Revised Code provides, with certain limited exceptions, that a director shall be held liable in damages for any action he takes or fails to take as a director only if it is proved by clear and convincing evidence that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for its best interest. In addition, Section 1701.59 of the Ohio Revised Code provides that a director of an Ohio corporation, in determining what he or she reasonably believes to be in the best interests of the corporation, shall consider the interests of the corporation’s shareholders and may consider, in his or her discretion, any of the following: (i) the interests of the corporation’s employees, suppliers, creditors and customers; (ii) the economy of the State of Ohio and the nation; (iii) community and societal considerations; and (iv) the long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

      Section 1707.041 of the Ohio Revised Code regulates certain “control bids” for corporations in Ohio with fifty or more shareholders that have significant Ohio contacts and permits the Ohio Division of Securities to suspend a control bid if certain information is not provided to offerees. Section 1707.043 of the Ohio Revised Code provides an Ohio corporation, or in certain circumstances the shareholders of an Ohio corporation, the right to recover profits realized under certain circumstances by persons who dispose of securities of a corporation within 18 months of proposing to acquire such corporation.

          Insurance Holding Company Regulations on Change of Control

      We are regulated as an insurance holding company and are subject to state laws that restrict the ability of any person to obtain control of an insurance holding company without prior regulatory approval. Without this approval or an exemption, no person may acquire any voting security of an insurance holding company that controls an insurance subsidiary or merge with the holding company. Control is generally defined as the direct or indirect power to direct or indirect power to direct or cause the direction of the management and policies of a person and is usually presumed to exist if a person directly or indirectly owns or controls 10% or more of the voting securities of another person.

Certain Anti-Takeover Provisions of our Articles of Incorporation and Code of Regulations

          Classified Board of Directors; Removal of Directors; Filling of Vacancies

      Upon completion of this offering, our board of directors will be divided into three classes of three directors each. The shareholders elect one class of directors each year for a term of three years. The classified board makes it more difficult and time consuming for a shareholder group to fully use its voting power to gain control of the board of directors without the consent of the incumbent directors.

      Our articles of incorporation and code of regulations provide that a director, or the entire Board of Directors, may be removed from office only for cause by the affirmative vote of the holders of record of outstanding shares representing at least 75% of the votes entitled to be cast by the holders of all then outstanding common shares, voting together as a single class. This supermajority voting provision makes it more difficult for shareholders to remove directors.

      Pursuant to our code of regulations, any vacancy in the Board of Directors caused by any removal by the shareholders at a special meeting may be filled by the shareholders at the same meeting. In addition, our articles of incorporation provide that vacancies on the Board created by causes other than removal, including a vacancy created by an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors then in office. A person appointed to fill a vacancy on the Board of Directors will serve until the expiration of his or her term.

          Advance Notice Provisions

      Our code of regulations establishes an advance notice procedure for shareholders to nominate directors or bring other business before a meeting. Unless nominated by the board of directors, no nomination of any candidate for election to the board of directors by a shareholder is eligible for consideration unless a written statement setting forth the candidate’s name and qualifications is delivered to the board of directors by a shareholder entitled to vote. In the case of an annual meeting, the statement must be submitted at least 90 days prior to the anniversary date of the last annual meeting; in the case of a special meeting, the statement must be delivered at least 90 days prior to the date of a special meeting at which an election is to occur.

      Unless proposed by a majority of the directors, no business is eligible for consideration at an annual or special meeting of shareholders unless a written statement setting forth the business and its purpose is delivered to the board of directors by a shareholder entitled to vote at least 90 days prior to the special meeting at which the business is to be considered or, in the case of an annual meeting, at least 90 days prior to the anniversary date of the last annual meeting. These provisions may make it more difficult for shareholders to make nominations for directors or bring matters before a meeting of shareholders.

          Supermajority Vote for Major Transactions

      Pursuant to our articles of incorporation, the following actions, with certain exceptions, require the affirmative vote of the holders of not less than 75% of the votes entitled to be cast by all holders of all our then outstanding shares (provided that such affirmative vote must include the affirmative vote of the holders of our outstanding shares entitled to cast a majority of the votes entitled to be cast by the holders of all our then outstanding shares not beneficially owned by a substantial shareholder):

•	any merger or consolidation of us or our subsidiaries with or into a substantial shareholder, which is the beneficial owner, as defined by Rule 13d-3 of the Securities Exchange Act of 1934, of more than 15% of our outstanding shares entitled to vote (subject to certain conditions regarding time of ownership);

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of ten percent or more of our assets or our subsidiaries to or with any substantial shareholder;

•	the issuance or transfer by us or our subsidiaries of any equity securities to a substantial shareholder in exchange for cash, securities or property with a fair market value in excess of five percent of our book value;

•	the adoption of any plan or proposal for our liquidation or dissolution while there is a substantial shareholder; or

•	any reclassification of our securities or recapitalization, or any reorganization, merger or consolidation of us with any of our subsidiaries.

These supermajority voting provisions may make it more difficult for us to engage in certain transactions that our board of directors deems advisable and beneficial to us.

      Our articles of incorporation require an amendment that amends any provision of the articles of incorporation requiring the vote of a supermajority of shareholders entitled to vote be approved by the affirmative vote of at least 75% of the outstanding shares entitled to vote. All other provisions of our articles of incorporation may be amended by the affirmative vote of at least a majority of the outstanding shares entitled to vote. Our articles of incorporation require an amendment that amends our code of regulations be approved by the affirmative vote of at least 75% of the outstanding shares entitled to vote; provided, that if the amendment has been approved by three-fourths of the board of directors, the amendment need only be approved by at least a majority of the outstanding shares entitled to vote.

          Blank Check Preferred Shares

      Our articles of incorporation authorize our board of directors, without shareholder approval, to issue preferred shares with voting and conversion rights that could adversely affect the voting power of the holders of our common shares. This right of issuance could be used as a method of preventing a party from gaining control of us.

Registrar and Transfer Agent

      The registrar and transfer agent for our common shares is National City Bank.

Listing

      We intend to apply to have our common shares listed on the Nasdaq National Market under the symbol “PROS.”

COMMON SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no public market for our common shares, and we cannot assure you that a significant public market for our common shares will develop or be sustained after this offering. Future sales of significant amounts of our common shares in the public market after this offering could adversely affect the prevailing market price of our common shares and could impair our future ability to raise capital through the sale of our equity securities.

Sale of Restricted Shares and Lock-Up Agreements

      Upon completion of this offering, we will have 13,101,195 common shares outstanding assuming no exercise of the underwriters’ over-allotment option. Of these shares, the 8,900,000 common shares sold in this offering and any shares issued upon exercise of the underwriters’ over-allotment option will be freely tradable without restriction under the Securities Act of 1933, unless purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act.

      The remaining 4,099,995 common shares were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144. However, all of these remaining common shares are held by officers, directors, and existing shareholders who are subject to lock-up agreements that prohibit them from offering, selling, contracting to sell, granting an option to purchase, making a short sale or otherwise disposing of any of our common shares or any option to purchase common shares or any securities exchangeable for or convertible into common shares for a period of 180 days after the date of this prospectus without the prior written consent of Friedman, Billings, Ramsey & Co., Inc. Friedman, Billings, Ramsey & Co., Inc. may, in its sole discretion and at any time without notice, release all or any portion of the common shares held by our officers, directors, and existing shareholders subject to these lock-up agreements.

      After the expiration of the 180-day period under the lock-up agreements, all of these remaining shares will be eligible for sale in the public market pursuant to Rule 144.

Rule 144

      In general, Rule 144 allows a shareholder who has beneficially owned our common shares for at least one year and who files a Form 144 with the SEC to sell within any three-month period commencing 90 days after the date of this prospectus a number of those shares that does not exceed the greater of: (i) 1% of the number of common shares then outstanding, which will equal approximately shares immediately after this offering; or (ii) the average weekly trading volume of the common shares during the four calendar weeks preceding the filing of the Form 144 with respect to such sale.

      Sales under Rule 144 are subject to specific manner of sale provisions, notice requirements and the availability of current public information about us. We cannot estimate the number of common shares our existing shareholders will sell under Rule 144, as this will depend on the market price for our common shares, the personal circumstances of the shareholders and other factors.

      Under Rule 144(k), in general, a shareholder who has beneficially owned our common shares for at least two years and who is not deemed to have been an affiliate of our company at any time during the immediately preceding 90 days may sell shares without complying with the manner of sale provisions, notice requirements, public information requirements, or volume limitations of Rule 144. After the expiration of the 180 day period under the lock-up agreement, 4,099,995 of our common shares will be eligible for sale in the public market pursuant to Rule 144(k).

UNDERWRITING

      Subject to the terms and conditions set forth in the underwriting agreement between us, the selling shareholders and the underwriters named below, for whom Friedman, Billings, Ramsey & Co., Inc., A.G. Edwards & Sons, Inc. and Raymond James & Associates, Inc. are acting as representatives, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase, the following respective number of common shares:

Underwriter	Number of Shares

Friedman, Billings, Ramsey & Co., Inc.

A.G. Edwards & Sons, Inc.

Raymond James & Associates, Inc.

Total	8,900,000

      We have granted the underwriters an option exercisable during the 30-day period after the date of this prospectus to purchase on a pro rata basis, at the public offering price less underwriting discounts and commissions, up to an additional 1,335,000 common shares for the sole purpose of covering over-allotments, if any. To the extent that the underwriters exercise the option, the underwriters will be committed, subject to certain conditions, to purchase that number of additional shares.

      Under the terms and conditions of the underwriting agreement, the underwriters are committed to purchase all of the shares offered by this prospectus other than the 1,335,000 common shares subject to the over-allotment option, if any shares are purchased. We have agreed to indemnify the underwriters against certain civil liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of such liabilities.

      The underwriters initially propose to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such offering price less a concession not to exceed $0.          per share. The underwriters may allow, and such dealers may re-allow, a discount not to exceed $0.          per share to certain other dealers.

      The following tables provide information regarding the per share and total underwriting discounts and commissions we and the selling shareholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional           shares.

	No Exercise of	Full Exercise of
	Over-Allotment	Over-Allotment
Paid by us	Option	Option

Per Share	$	$

Total	$	$

No Exercise of
Over-Allotment
Paid by selling shareholders	Option

Per Share	$

Total	$

      We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $1.0 million.

      In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares. Specifically, the underwriters may over-allot this offering by selling more than the number of common shares offered by this prospectus, creating a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of common shares over-allotted by the underwriters is not greater than the number of common shares available for purchase under the over-allotment option. In a naked short position, the number of common shares involved is greater than the number of common shares available for purchase under the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of common shares to close out the short position, the underwriters will consider, among other things, the price of the common shares available for purchase in the open market as compared to the price at which they may purchase shares through exercise of the over-allotment option. In addition, the underwriters may impose a penalty bid which allows the underwriters to reclaim selling concessions from dealers if our common shares sold by such dealers are repurchased in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common shares above independent market levels. These transactions may be effected on the Nasdaq National Market or otherwise. The underwriters are not required to engage in these activities and may end any of these activities at any time.

      We and our executive officers and directors have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer to dispose of, directly or indirectly, any of our common shares, or any securities convertible into or exercisable or exchangeable for any of our common shares or any right to acquire our common shares, for a period of 180 days from this offering, subject to certain exceptions. The representatives do not intend to release any portion of the common shares subject to the foregoing lock-up agreements; however the representatives, in their sole discretion, may release any of the common shares from the lock-up agreements prior to expiration of the 180-day period without notice. In considering a request to release shares from a lock-up agreement, the representatives will consider a number of factors, including the impact that such a release would have on this offering and the market for our common shares and the equitable considerations underlying the request for releases.

      The underwriters have reserved for sale at the initial public offering price 445,000 common shares for sale to certain of our employees, directors, shareholders, general agents and business associates and other persons with whom we have a relationship. The number of common shares available to the general public in the offering will be reduced to the extent these persons purchase these reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

      The underwriters have informed us that they do not intend to make sales of our common shares offered by this prospectus to accounts over which they exercise discretionary authority. Prior to the completion of this offering, there has been no public market for the shares. The initial public offering price will be negotiated by us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

      Friedman, Billings, Ramsey & Co., Inc. will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Friedman, Billings, Ramsey Co., Inc. intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by Friedman, Billings, Ramsey Co., Inc. Other than the prospectus in electronic format, the information of the Friedman, Billings, Ramsey Co., Inc. web site is not part of this prospectus.

      We have applied for listing of our common shares on the Nasdaq National Market under the symbol “PROS.”

LEGAL MATTERS

      Certain legal matters have been passed upon for us by Baker & Hostetler LLP, Cleveland, Ohio. Certain legal matters will be passed upon for the underwriters by Squire, Sanders & Dempsey L.L.P., Columbus, Ohio. From time to time, Squire, Sanders & Dempsey L.L.P. has provided legal services to us.

EXPERTS

      The consolidated financial statements and financial statement schedules of ProCentury and its subsidiaries as of December 31, 2003 and 2002, and for each year in the three-year period ended December 31, 2003 have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

      The reports of KPMG LLP covering the December 31, 2003 consolidated financial statements and financial statement schedules contain an explanatory paragraph that states that ProCentury adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangibles” in 2002.

AVAILABLE INFORMATION

      We have filed with the Securities and Exchange Commission, a registration statement on Form S-1 under the Securities Act with respect to the common shares offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common shares, we refer you to the registration statement and its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a web site maintained by the SEC. The address of this site is http://www.sec.gov.

      Upon the closing of this offering, we will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will be required to file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You also will be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s web site. We intend to furnish our shareholders with annual reports containing combined financial statements audited by an independent accounting firm.

Independent Auditors’ Report

The Board of Directors and Shareholders

ProCentury Corporation:

We have audited the consolidated financial statements of ProCentury Corporation and subsidiaries (formerly ProFinance Holdings Corporation) (the Company) as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules as listed in the accompanying index. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ProCentury Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in note 1(j) to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangibles in 2002.

/s/ KPMG LLP

Columbus, Ohio

February 20, 2004

PROCENTURY CORPORATION AND SUBSIDIARIES

(Formerly ProFinance Holdings Corporation)

Consolidated Balance Sheets

December 31, 2003 and 2002

	2003	2002

Assets

Investments:

Fixed maturities:
Available-for-sale, at fair value (amortized cost 2003, $167,970,330; 2002, $116,304,517)	$169,104,006	119,021,135
Held-to-maturity, at amortized cost (fair value 2003, $4,216,670; 2002, $4,714,196)	4,153,091	4,503,962

Equities (available-for-sale):
Equity securities, at fair value (cost 2003, $16,040,725; 2002, $3,733,999)	16,393,880	3,862,001
Bond mutual funds, at fair value (cost 2003, $10,821,670; 2002, $17,796,021)	10,839,175	17,804,684
Short-term investments, at amortized cost	26,251,830	21,537,219

Total investments	226,741,982	166,729,001
Cash	7,300,597	8,723,777
Premiums in course of collection, net	11,337,253	1,073,299
Deferred policy acquisition costs	14,642,308	8,347,246
Prepaid reinsurance premiums	14,926,467	12,456,821
Reinsurance recoverable on paid and unpaid losses, net	48,320,544	45,742,582
Reinsurance recoverable on retroactive reinsurance	—	13,879,727
Deferred federal income tax asset	2,760,166	—
Other assets	6,083,209	3,805,413

Total assets	$332,112,526	260,757,866

Liabilities and Shareholders’ Equity
Loss and loss expense reserves	$136,982,225	102,602,515
Unearned premiums	74,734,166	46,452,715
Funds held under retroactive reinsurance contract	—	11,088,635
Long term debt	34,132,833	9,812,667
Accrued expenses and other liabilities	9,607,608	10,454,281
Reinsurance balances payable	6,939,875	8,830,399
Deferred retroactive reinsurance gain	—	2,506,287
Collateral held	6,270,009	4,665,164
Trust preferred securities, net	—	14,544,865
Deferred federal income tax liability	—	2,043,208
Federal income taxes payable	1,728,131	1,079,884

Total liabilities	270,394,847	214,080,620

Minority interest	25,320,242	10,281,328

Shareholders’ equity:

Capital stock, without par value:
Class A shares — Authorized 15,000 shares; issued and outstanding 10,000 shares	—	—
Class B shares — Authorized 5,000 shares; issued and outstanding 531.68 shares	—	—
Class C shares — Authorized 10,000 shares; issued and outstanding 0 shares	—	—
Additional paid-in capital	26,866,634	26,460,000
Retained earnings	8,296,776	7,983,259
Accumulated other comprehensive income, net of minority interest and taxes	1,234,027	1,952,659

Total shareholders’ equity	36,397,437	36,395,918

Total liabilities and shareholders’ equity	$332,112,526	260,757,866

See accompanying notes to consolidated financial statements.

PROCENTURY CORPORATION AND SUBSIDIARIES

(Formerly ProFinance Holdings Corporation)

Consolidated Statements of Operations

Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001

Premiums earned	$116,655,285	70,765,375	48,469,271
Net investment income	7,529,414	5,777,336	5,449,092
Net realized investment gains	1,977,901	3,365,290	452,439
Other	—	400,000	575,527

Total revenues	126,162,600	80,308,001	54,946,329

Losses and loss expenses	80,894,619	47,213,626	31,315,331
Amortization of deferred policy acquisition costs	28,667,545	17,531,948	14,904,877
Other operating expenses	14,159,520	12,481,039	6,823,243
Interest expense	1,547,695	589,776	866,249

Total expenses	125,269,379	77,816,389	53,909,700

Income before gain (loss) on sale of minority interest in subsidiary, net	893,221	2,491,612	1,036,629
Gain (loss) on sale of minority interest in subsidiary, net of transaction fees	(502,499)	9,659,329	—

Income before minority interest and income taxes	390,722	12,150,941	1,036,629
Minority interest	511,874	355,511	—
Income tax (benefit) expense	(434,669)	6,511,721	(356,734)

Net income before cumulative effect of change in accounting principle	313,517	5,283,709	1,393,363
Cumulative effect of change in accounting principle, net of taxes	—	795,597	—

Net income	$313,517	6,079,306	1,393,363

Basic and diluted net income per share:
Net income before cumulative effect of change in accounting principle	$29.77	501.68	137.51
Cumulative effect of change in accounting principle, net of taxes	—	75.54	—

Net income	$29.77	577.22	137.51

Weighted average of shares outstanding	10,532	10,532	10,133

See accompanying notes to consolidated financial statements.

PROCENTURY CORPORATION AND SUBSIDIARIES

(Formerly ProFinance Holdings Corporation)

Consolidated Statements of Shareholders’ Equity

and Comprehensive Income

Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001

Shareholders’ Equity

Capital stock:
Beginning of year	$—	—	—
Stock issued	—	—	—

End of year	—	—	—

Additional paid-in capital:
Beginning of year	26,460,000	26,460,000	21,460,000
Issuance of common shares	—	—	5,000,000
Gain on sale of minority interest in subsidiary, net of tax	406,634	—	—

End of year	26,866,634	26,460,000	26,460,000

Retained earnings:
Beginning of year	7,983,259	1,903,953	510,590
Net income	313,517	6,079,306	1,393,363

End of year	8,296,776	7,983,259	1,903,953

Accumulated other comprehensive income, net of taxes:
Beginning of year	1,952,659	1,338,688	887,330
Unrealized holding (losses) gains arising during the period, net of reclassification adjustment	(718,632)	613,971	451,358

End of year	1,234,027	1,952,659	1,338,688

Total shareholders’ equity	$36,397,437	36,395,918	29,702,641

Comprehensive Income
Net income	$313,517	6,079,306	1,393,363

Other comprehensive income:

Unrealized gains (losses) on securities:

Unrealized holding gains arising during the period:
Gross	628,954	4,464,280	862,293
Adjustment to minority interest	231,482	(35,148)	—
Related federal income tax expense	(293,432)	(1,594,070)	(112,325)

Net unrealized gains	567,004	2,835,062	749,968

Reclassification adjustment for gains included in net income Gross	1,977,901	3,365,290	452,439
Related federal income tax expense	(692,265)	(1,144,199)	(153,829)

Net reclassification adjustment	1,285,636	2,221,091	298,610

Other comprehensive (loss) income	(718,632)	613,971	451,358

Total comprehensive (loss) income	$(405,115)	6,693,277	1,844,721

See accompanying notes to consolidated financial statements.

PROCENTURY CORPORATION AND SUBSIDIARIES

(Formerly ProFinance Holdings Corporation)

Consolidated Statements of Cash Flows

Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001

Cash flows provided by (used in) operating activities:
Net income	$313,517	6,079,306	1,393,363

Adjustments:
Amortization of negative goodwill	—	—	(102,678)
Deferred retroactive reinsurance gain	(2,506,287)	(1,105,754)	3,612,041
Minority interest	511,874	355,511	—
Net realized investment gains	(1,977,901)	(3,365,290)	(452,439)
Gain on the sale of minority interest in subsidiary	(312,501)	(10,109,329)	—
Deferred federal income tax (benefit) expense	(3,205,258)	3,734,373	(1,207,157)
Federal income tax expense included in additional paid-in capital	(1,418,032)	—	—
Cumulative effect of change in accounting principle	—	(795,597)	—

Changes in assets and liabilities:
Premiums in course of collection, net	(10,263,954)	2,566,809	5,601,536
Deferred policy acquisition costs	(6,295,062)	(3,648,645)	(425,938)
Prepaid reinsurance premiums	(2,469,646)	(2,433,923)	4,573,403
Reinsurance recoverable on paid, unpaid losses, and retroactive, net	11,301,765	21,901,172	(26,927,404)
Federal income taxes payable	648,247	1,543,349	116,513
Losses and loss expense reserves	34,379,710	(659,625)	9,140,867
Unearned premiums	28,281,451	17,658,982	(1,651,246)
Funds held under retroactive reinsurance contract	(11,088,635)	(9,288,865)	20,377,500
Reinsurance balances payable	(1,890,524)	522,325	(4,722,412)
Collateral held	1,604,845	2,709,629	1,795,255
Other, net	(1,240,139)	2,002,173	(2,832,138)

Net cash provided by operating activities	34,373,470	27,666,601	8,289,066

Cash flows provided by (used in) investing activities:
Purchases of equity securities	(133,549,155)	(60,104,696)	—
Purchase of fixed maturity securities available for sale	(170,307,681)	(105,399,181)	(34,614,540)
Purchase of fixed maturity securities held to maturity	(2,128,124)	—	—
Proceeds from sales of equity securities	133,383,345	41,075,000	1,892,272
Proceeds from sales and maturities of fixed maturities available for sale	114,464,410	66,174,537	20,256,626
Proceeds from maturities of fixed maturities held to maturity	2,460,000	1,625,000	1,020,000
Proceeds from sale of minority interest in subsidiary	8,400,000	10,000,000	—
Net purchases of short-term investments	(4,714,611)	(3,003,912)	(5,468,693)

Net cash used in investing activities	(51,991,816)	(49,633,252)	(16,914,335)

Cash flows provided by (used in) financing activities:
Issuance of Class C shares by subsidiary	7,500,000	10,000,000	—
Trust preferred securities	—	15,000,000	—
Issuance of long term debt	10,000,000
Principal payment on long term debt	(679,834)	(187,333)	—
Gain on sale of minority interest in subsidiary	(625,000)	—	—
Issuance of common shares	—	—	5,000,000

Net cash provided by financing activities	16,195,166	24,812,667	5,000,000

(Decrease) increase in cash and cash equivalents	(1,423,180)	2,846,016	(3,625,269)
Cash and equivalents at beginning of year	8,723,777	5,877,761	9,503,030

Cash and equivalents at end of year	$7,300,597	8,723,777	5,877,761

Supplemental disclosure of cash flow information:
Interest paid	$1,520,730	549,826	963,194

Federal income taxes paid	$3,540,000	1,233,999	523,992

See accompanying notes to consolidated financial statements.

PROCENTURY CORPORATION AND SUBSIDIARIES

(Formerly ProFinance Holdings Corporation)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(1)	Organization and Summary of Significant Accounting Policies

(a)	Organization

ProCentury Corporation (formerly known as ProFinance Holdings Corporation) (ProCentury or the Company) was formed on July 17, 2000 by Colonial Banc Corp., Richmond Mutual Bancorporation, Inc., DCB Financial Corp., Ohio Heritage Bancorp Inc., Ohio Valley Banc Corp., Stonehenge Opportunity Fund, LLC, and a group of individual investors including members of management. On July 7, 2003, ProFinance Holdings Corporation’s name was changed to ProCentury Corporation.

On October 5, 2000, ProCentury acquired Century Surety Company (CSC) (and its subsidiaries, Evergreen National Indemnity Company (ENIC or Evergreen), Continental Heritage Insurance Company (CHIC or Continental), and CSC Insurance Agency, Inc.) from Century Business Services, Inc. and acquired ProCentury Insurance Agency, Inc. (PIA) (formerly Century Workers’ Compensation Agency, Inc.) from Avalon National Corporation. ProCentury and its subsidiaries are collectively referred to herein as the Company. CSC and its subsidiaries are collectively referred to herein as Century.

In 2001, ProCentury authorized 5,000 nonvoting $0 par Class B and 10,000 nonvoting $0 par Class C common stock shares. In September 2001, ProCentury issued 531.68 Class B shares to an unrelated third party for $5,000,000.

In 2002 and 2003, the Company sold approximately 69.65% of the outstanding shares of Evergreen in a series of transactions, see further information in note 4. As of December 31, 2003, the Company owned 65.06% of the voting shares of Evergreen and approximately 23.06% of the economic interest in Evergreen.

Century markets and underwrites general liability, commercial property, multi-peril, and bonding coverages to commercial and individual customers through independent and affiliated agents throughout the United States. The Company writes business on both an admitted and nonadmitted basis in 50 states and the District of Columbia, on an admitted basis only in 48 states and on a nonadmitted basis only in 2 states and the District of Columbia. Century competes with other property and casualty insurance companies and is subject to the regulations of certain state and federal agencies and undergoes periodic financial examinations by those regulatory authorities.

Following is a description of the most significant risks facing the Company and how the Company mitigates those risks:

•	Legal/ Regulatory Risk is the risk that changes in the legal or regulatory environment in which an insurer operates will occur and create additional loss costs or expenses not anticipated by the insurer in pricing its products. That is, regulatory initiatives designed to reduce insurer profits or new legal theories may create costs for the insurer beyond those recorded in the consolidated financial statements. This risk is reduced by underwriting and loss adjusting practices that identify and minimize the adverse impact of these risks.

•	Credit Risk is the risk that issuers of securities owned by the Company will default or other parties, including reinsurers that owe the Company money, will not pay. The Company minimizes this risk by adhering to a conservative investment strategy and by maintaining reinsurance and credit and collection policies.

•	Interest Rate Risk is the risk that interest rates will change and cause a change in the value of an insurer’s investments. The Company mitigates this risk by attempting to match the maturity schedule of

(Continued)

PROCENTURY CORPORATION AND SUBSIDIARIES
(Formerly ProFinance Holdings Corporation)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

its assets with the expected payouts of its liabilities. To the extent that liabilities come due more quickly than assets mature, an insurer may have to sell assets prior to maturity and recognize a gain or loss.

(b) Summary of Significant Accounting Policies

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

In preparing the consolidated financial statements, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and the reported amounts of revenue and expenses for the reporting period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of loss and loss expense reserves, the recoverability of deferred policy acquisition costs and deferred tax assets, the net realizable value of reinsurance recoverables, and the determination of other-than-temporary declines in the fair value of investments. Although considerable variability is inherent in these estimates, management believes that the amounts provided are reasonable. These estimates are continually reviewed and adjusted as necessary. Such adjustments are generally reflected in current operations.

(c) Consolidation Policy

The consolidated financial statements include the accounts of ProCentury and its wholly owned and controlled subsidiaries. The Company owns 65.06% of the voting shares of Evergreen and therefore, consolidates 100% of Evergreen’s assets, liabilities, revenues, and expenses, with reductions on the balance sheets and statements of operations for the minority shareholders’ proportionate interest in Evergreen’s equity and earnings, subsequent to April 2002 (see note 4).

All significant intercompany balances and transactions have been eliminated.

(d) Investment Securities

The Company classifies its fixed maturity and equity securities into one of two categories: held-to-maturity or available-for-sale. Held-to-maturity securities are those securities that the Company has the ability and intent to hold the security until maturity. All securities not classified as held-to-maturity are classified as available-for-sale.

Held-to-maturity fixed maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts to maturity date using the effective interest method. Available-for-sale securities are recorded at fair value. Unrealized gains and losses, net of the related tax effect and minority interest, on available-for-sale securities are excluded from earnings and are reported as a component of accumulated other comprehensive income within shareholders’ equity, until realized.

The amortized cost of mortgage-backed, asset-backed and collateralized mortgage obligation securities is calculated using the constant yield method including consideration of anticipated prepayments at the date of purchase. Significant changes in estimated cash flows from the original assumptions are accounted for using the retrospective method. Short-term investments are carried at amortized cost, which approximates fair value.

(Continued)

PROCENTURY CORPORATION AND SUBSIDIARIES
(Formerly ProFinance Holdings Corporation)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

Realized gains or losses represent the difference between the book value of securities sold and the proceeds realized upon sale, and are recorded on the trade date. The Company uses the specific identification method to determine the cost of securities sold. The cost of securities is adjusted where appropriate to include a provision for a decline in value that is considered to be other-than-temporary. The Company considers four factors in determining if an other-than-temporary decline exists: length of time and extent that a security has been in an unrealized loss position; the existence of an event that would impair the issuer’s future earnings potential; the near-term prospects for recovery of the fair value of a security; and the intent and ability of the Company to hold the security until the fair value recovers. Realized gains or losses, including any provision for other-than-temporary declines in value, are included in the consolidated statements of operations. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective interest method. Dividend and interest income is recognized when earned.

Prior to May 2003, gains or losses resulting from the sale or issuance of a consolidated subsidiary’s stock are included in the consolidated statements of operations. Beginning in May 2003, such gains or losses are excluded from earnings and are reported within shareholders’ equity. See note 4.

(e) Premiums in Course of Collection

Premiums in course of collection include amounts due from agents and amounts relating to assumed reinsurance. These balances are stated net of certain commission payable amounts, prepaid agents’ balances, and allowance for uncollectible premiums in course of collection. The Company evaluates the collectibility of premiums in course of collection based on a combination of factors. In circumstances in which the Company is aware of a specific customer’s inability to meet its financial obligations to the Company, a specific allowance for bad debt against amounts due is recorded to reduce the net receivable to the amount believed to be collectible. For all remaining balances, allowances are recognized for bad debts based on the length of time the receivables are past due using the Company’s historical experience of write-offs. The allowance for uncollectible premiums in course of collection at December 31, 2003 and 2002 was $204,445 and $897,513, respectively.

(f) Loss and Loss Expense Reserves

A reserve for losses is provided based upon formula and case basis estimates for losses reported with respect to direct premiums written, estimates of unreported losses based upon past experience, estimates based on information received relating to assumed reinsurance, and deductions for estimated salvage and subrogation recoverables for property and liability coverages.

The reserve for loss expenses is established by estimating future expenses to be incurred in the settlement of the claims provided for in the reserve for losses. The loss and loss expense reserves are not discounted.

(g) Premium Earned and Unearned

Insurance premiums are earned in proportion to the insurance coverage provided, which is generally on the daily pro-rata basis and are stated after deduction for reinsurance placed with other insurers and reinsurers. The portion of premiums that will be earned in the future are deferred and reported as unearned premiums. Insurance premiums on bail bond business are recorded net of agents’ commissions.

(Continued)

PROCENTURY CORPORATION AND SUBSIDIARIES
(Formerly ProFinance Holdings Corporation)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(h) Deferred Policy Acquisition Costs

Acquisition costs, consisting of commissions, premium taxes, and certain underwriting expenses that vary with and are primarily related to the production of business, are deferred and amortized ratably over the policy term. The method used limits the amount of deferred policy acquisition costs to its estimated realizable value considering the premiums to be earned, expected losses and loss expenses, and certain other costs expected to be incurred as premiums are earned. The amounts that are not considered realizable are charged as an expense through amortization of deferred policy acquisition costs.

(i) Reinsurance Ceded

In the ordinary course of business, Century reinsures certain risks, generally on an excess-of-loss basis, with other insurance companies which primarily are rated “A” or higher by A.M. Best. Such reinsurance arrangements serve to limit the Company’s maximum loss.

Reinsurance does not discharge the Company from its primary liability to policyholders, and to the extent that a reinsurer is unable to meet its obligations, the Company would be liable.

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim reserves arising from the reinsured policies and incurred but not reported losses. Reinsurance recoverables on paid losses are accounted for and reported separately as assets, net of any valuation allowance, while ceded premiums payable are reported separately as liabilities. Reinsurance premiums paid and reinsurance recoveries on claims incurred are deducted from the respective revenue and expense accounts. The estimated valuation allowance on reinsurance recoverables on paid and unpaid losses at December 31, 2003 and 2002 was $1,381,886.

(j) Negative Goodwill

On October 5, 2000, ProCentury acquired 100% of the outstanding shares of CSC and PIA for $30,460,000. The acquisition was accounted for using the purchase method of accounting. The total purchase price of the acquisition was allocated to the assets acquired and liabilities assumed based upon the respective fair values as of the date of acquisition. The excess of the fair value of net identifiable assets acquired over the purchase price, after reducing noncurrent and nontangible assets, was $513,399, which was recorded as negative goodwill. This negative goodwill is a combination of $1,474,293 of tax deductible goodwill that was recognized with the purchase of PIA and $1,987,692 of unallocated negative goodwill related to the reorganization that occurred on October 5, 2000.

Negative goodwill is the excess of the fair value of the net assets over the price paid to acquire a company, reduced by accretion and any subsequent valuation adjustments. Negative goodwill is accreted on a straight-line basis over the expected periods to be benefited, which is generally 5 years. The accumulated accretion of goodwill was $128,348 at December 31, 2001.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, which addresses financial accounting and reporting standards for goodwill and other intangible assets. Upon adoption, SFAS No. 142 requires that any unaccreted negative goodwill from a business combination for which the acquisition date was before July 1, 2001, be included in income. The Company adopted the provisions of SFAS No. 142 on January 1, 2002 and the remaining negative goodwill of $385,050 and the related tax benefit of $410,547,

(Continued)

PROCENTURY CORPORATION AND SUBSIDIARIES
(Formerly ProFinance Holdings Corporation)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

totaling $795,597, was recorded as income as a cumulative effect of a change in accounting principle in the accompanying 2002 consolidated statement of operations.

Below is a calculation of the pro forma effects of eliminating the amortization of goodwill for each of the periods in the three-year period ended December 31, 2003:

	Year ended December 31

	2003	2002	2001

Net income, as originally reported	$313,517	6,079,306	1,393,363
Less amortization of negative goodwill	—	—	102,678
Less tax effect of amortization of goodwill	—	—	32,495

Adjusted net income	$313,517	6,079,306	1,258,190

(k) Federal Income Taxes

Prior to January 1, 2003, ProCentury and its subsidiaries filed a consolidated federal income tax return in accordance with a tax sharing agreement. Each entity within the consolidated group pays its share of federal income taxes primarily based on separate return calculations. ProCentury’s tax sharing agreement with its subsidiaries allows it to make certain code elections in its consolidated federal tax return. In the event such code elections are made, any benefit or liability is the responsibility of ProCentury and is not accrued or paid by the subsidiary.

The Company utilizes the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized.

Beginning on January 1, 2003, Evergreen is no longer eligible to be a member of ProCentury’s consolidated tax group and therefore, no longer participates in ProCentury’s tax sharing agreement (see note 4). However, Evergreen’s taxes are consolidated in the accompanying financial statements as Evergreen continues to be a consolidated subsidiary. All other consolidated subsidiaries continue to participate in ProCentury’s tax sharing agreement.

(l) Comprehensive Income

Comprehensive income encompasses all changes in shareholders’ equity (except those arising from transactions with shareholders) and includes net income and changes in net unrealized investment gains and losses on fixed maturity investments classified as available-for-sale and equity securities, net of minority interest and taxes.

(Continued)

PROCENTURY CORPORATION AND SUBSIDIARIES
(Formerly ProFinance Holdings Corporation)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(m) Reclassifications

Certain 2002 and 2001 amounts have been reclassified in order to conform to the 2003 presentation.

(2)	Fair Value

The Company, in estimating its fair value disclosures for financial instruments, uses the following methods and assumptions:

•	Cash and short-term investments — The carrying amounts reported approximate their fair value.

•	Investment securities — Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services. Fair values for equity securities, consisting of preferred and common stocks and bond mutual funds, are based on quoted market prices or independent pricing services. Fair value disclosures for investments are included in note 3.

•	Other — The carrying amounts reported for premiums in the course of collection, reinsurance recoverables, accrued investment income, and other assets approximate their fair value. The Company’s long term debt, accrued expenses and other liabilities, reinsurance balances payable, and reinsurance payable on paid losses are either short term in nature or based on current market price, which also approximates fair value.

(3)	Investments

The Company invests primarily in investment-grade fixed maturities. The amortized cost, gross unrealized gains and losses and estimated fair value of fixed maturity securities classified as held-to-maturity were as follows:

	December 31, 2003

		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value

U.S. Treasury securities and obligations of U.S. government corporations and agencies	$4,153,091	64,462	(883)	4,216,670

Total	$4,153,091	64,462	(883)	4,216,670

	December 31, 2002

		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value

U.S. Treasury securities and obligations of U.S. government corporations and agencies	$4,503,962	210,234	—	4,714,196

Total	$4,503,962	210,234	—	4,714,196

(Continued)

PROCENTURY CORPORATION AND SUBSIDIARIES
(Formerly ProFinance Holdings Corporation)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

The amortized cost, gross unrealized gains and losses, and estimated fair value of fixed maturity and equity securities classified as available-for-sale were as follows:

	December 31, 2003

		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value

Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$33,341,914	601,194	(140,747)	33,802,361
Obligations of states and political subdivisions	10,897,900	22,993	(168,844)	10,752,049
Corporate securities	46,947,779	436,715	(166,788)	47,217,706
Mortgage-backed securities	35,577,632	444,465	(33,789)	35,988,308
Collateralized mortgage obligations	11,044,873	54,080	(77,670)	11,021,283
Asset-backed securities	30,160,232	286,995	(124,928)	30,322,299

Total	167,970,330	1,846,442	(712,766)	169,104,006

Equities:
Equity securities	16,040,725	428,462	(75,307)	16,393,880
Bond mutual funds	10,821,670	23,401	(5,896)	10,839,175

Total	26,862,395	451,863	(81,203)	27,233,055

Total	$194,832,725	2,298,305	(793,969)	196,337,061

(Continued)

PROCENTURY CORPORATION AND SUBSIDIARIES
(Formerly ProFinance Holdings Corporation)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

	December 31, 2002

		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value

Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$57,454,223	1,069,608	(8,160)	58,515,671
Obligations of states and political subdivisions	2,311,069	168,177	—	2,479,246
Corporate securities	13,614,592	312,640	(9,156)	13,918,076
Mortgage-backed securities	12,524,106	551,552	—	13,075,658
Collateralized mortgage obligations	10,815,158	238,320	(28,408)	11,025,070
Asset-backed securities	19,585,369	511,301	(89,256)	20,007,414

Total	116,304,517	2,851,598	(134,980)	119,021,135

Equities:
Equity securities	3,733,999	132,101	(4,099)	3,862,001
Bond mutual funds	17,796,021	8,663	—	17,804,684

Total	21,530,020	140,764	(4,099)	21,666,685

Total	$137,834,537	2,992,362	(139,079)	140,687,820

The Company considers four factors in determining if an other-than-temporary decline in fair value exists: length of time and extent that a security has been in an unrealized loss position; the existence of an event that would impair the issuer’s future earnings potential; the near-term prospects for recovery of the fair value of a security; and the intent and ability of the Company to hold the security until the fair value recovers. Realized losses, including any provision for other-than-temporary declines in value, are included in the consolidated statements of operations. The Company recorded realized losses related to other-than-temporary declines in fair value totaling $87,000 and $38,000 for the years ended December 31, 2003 and 2002, respectively. No other-than-temporary declines were realized in 2001.

The estimated fair value, related gross unrealized loss, and the length of time that the securities have been impaired for held-to-maturity securities that are considered temporarily impaired are as follows:

	December 31, 2003

	Less than 12 months		12 months or longer		Total

	Estimated	Gross	Estimated	Gross	Estimated	Gross
	fair	unrealized	fair	unrealized	fair	unrealized
	value	loss	value	loss	value	loss

Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$502,325	(883)	—	—	502,325	(883)

Total	$502,325	(883)	—	—	502,325	(883)

(Continued)

PROCENTURY CORPORATION AND SUBSIDIARIES
(Formerly ProFinance Holdings Corporation)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

The estimated fair value, related gross unrealized loss, and the length of time that the securities have been impaired for available-for-sale securities that are considered temporarily impaired are as follows:

	December 31, 2003

	Less than 12 months		12 months or longer		Total

	Estimated	Gross	Estimated	Gross	Estimated	Gross
	fair	unrealized	fair	unrealized	fair	unrealized
	value	loss	value	loss	value	loss

Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$7,360,079	(122,867)	571,493	(17,880)	7,931,572	(140,747)
Obligations of states and political subdivisions	8,988,707	(168,844)	—	—	8,988,707	(168,844)
Corporate securities	20,966,602	(166,788)	—	—	20,966,602	(166,788)
Mortgage-backed securities	4,589,066	(33,789)	—	—	4,589,066	(33,789)
Collateralized mortgage obligations	5,767,485	(77,667)	—	—	5,767,485	(77,667)
Asset-backed securities	11,032,282	(121,804)	371,141	(3,127)	11,403,423	(124,931)

Total	58,704,221	(691,759)	942,634	(21,007)	59,646,855	(712,766)

Equities:
Equity securities	5,375,579	(75,307)	—	—	5,375,579	(75,307)
Bond mutual funds	1,331	(5,896)	—	—	1,331	(5,896)

Total	5,376,910	(81,203)	—	—	5,376,910	(81,203)

Total	$64,081,131	(772,962)	942,634	(21,007)	65,023,765	(793,969)

At December 31, 2003, there were two securities that have been in an unrealized loss position for one year or longer. Management believes that the declines are temporary, based on the overall current market conditions, and are not indicative of other-than-temporary impairments with these securities.

(Continued)

PROCENTURY CORPORATION AND SUBSIDIARIES
(Formerly ProFinance Holdings Corporation)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

Fixed maturities, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or to prepay obligations with or without call or prepayment penalties.

	December 31, 2003

		Estimated
	Amortized	fair
	cost	value

Held-to-maturity:
Due in one year or less	$1,943,397	1,977,667
Due after one year through five years	2,119,807	2,137,657
Due after five years through ten years	—	—
Due after ten years	89,887	101,346

	$4,153,091	4,216,670

Available-for-sale:
Due in one year or less	$5,654,623	5,676,464
Due after one year through five years	40,417,050	41,063,991
Due after five years through ten years	42,330,576	42,250,375
Due after ten years	2,785,344	2,781,286
Mortgage backed, collateralized obligations and asset backed	76,782,737	77,331,890

	$167,970,330	169,104,006

The components of net investment income in 2003, 2002 and 2001 were as follows:

	Year ended December 31

	2003	2002	2001

Interest on fixed maturity investments	$6,790,713	5,586,131	4,386,993
Dividends on equity securities	1,319,104	220,848	236,273
Interest on cash and short-term investments	141,810	448,210	1,154,717

	8,251,627	6,255,189	5,777,983
Less investment expenses	722,213	477,853	328,891

	$7,529,414	5,777,336	5,449,092

(Continued)

PROCENTURY CORPORATION AND SUBSIDIARIES
(Formerly ProFinance Holdings Corporation)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

All investments in fixed-maturity securities were income producing during 2003, 2002 and 2001. Net realized investment gains, including other-than-temporary impairments, were as follows:

	Year ended December 31

	2003	2002	2001

Realized gains (losses):

Fixed maturities:
Gross realized gains	$901,095	3,479,737	634,264
Gross realized losses	(680,083)	(128,169)	—

Total fixed maturities	221,013	3,351,568	634,264

Equity securities:
Gross realized gains	1,900,215	17,672	—
Gross realized losses	(143,327)	(3,950)	(181,825)

Total equity securities	1,756,888	13,722	(181,825)

Net realized investment gains	$1,977,901	3,365,290	452,439

For the years ended December 31, 2003, 2002 and 2001, net income tax expense on net realized investment gains were $692,265, $1,144,199, and $153,824, respectively.

Proceeds from the sale of fixed maturity securities available-for-sale were $90,725,543, $56,454,593, and $16,504,835 for the years ended December 31, 2003, 2002 and 2001, respectively.

The change in unrealized appreciation on investments recorded in shareholders’ equity and in other comprehensive income is as follows:

	Year ended December 31

	2003	2002	2001

Fixed maturities securities	$(1,582,942)	1,030,139	162,455
Equity securities	233,995	68,851	247,399

Change in unrealized appreciation on investments before adjustment to minority interest and taxes	(1,348,947)	1,098,990	409,854
Adjustment to minority interest	231,482	(35,148)	—
Change in deferred income taxes	398,833	(449,871)	41,504

Change in net unrealized appreciation on investments, net of minority interest and tax	$(718,632)	613,971	451,358

Century held fixed maturity securities with a carrying value of approximately $13,700,000 and $12,500,000 on deposit with regulatory authorities as required by law at December 31, 2003 and 2002, respectively.

At December 31, 2003 and 2002, CSC maintained a trust fund (consisting of cash and investments) with a combined carrying value of approximately $235,000 and $2,500,000, respectively. The assets of the trust are recorded as cash and invested assets and are held as security for unearned premiums and outstanding loss reserves under an assumed reinsurance contract.

(Continued)

PROCENTURY CORPORATION AND SUBSIDIARIES
(Formerly ProFinance Holdings Corporation)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(4)	Sale of Minority Interest of Evergreen

In 2002 and through March of 2003, ProCentury sold a total of 49.8% of Evergreen (25.0% of the voting shares) in three transactions in order to raise capital to support current operations. The intent at the time of these transactions was to retain a controlling interest in Evergreen. In May of 2003, management of the Company began initial discussions and contemplation concerning adopting a formal plan of reorganization, that would be contingent on the successful completion of an initial public offering (IPO), that included the disposition of the remaining shares of Evergreen (see further discussion below).

In 2002, Evergreen created two additional classes of nonvoting common shares. The nonvoting Class B shares are $1 par with 25,000 shares authorized of which 18,000 were issued through a stock dividend to CSC. The Class B shares have all of the same characteristics as the Class A shares except there are no voting rights. The Class C shares are $1 dollar par with 100 shares authorized. The liquidation preferences for all classes of common stock are as follows:

(a)	The Class A and B shareholders are entitled to receive (on a pro rata basis) the lesser of the total amount of the liquidation proceeds or $25 million.

(b)	The Class C shareholders are entitled to receive (on a pro rata basis) the lesser of the amount of liquation proceeds (net of the first distribution as defined in (a) above) or $5 million per Class C share plus 5% per annum simple interest thereon between the date of issuance of such Class C share and the date of the liquidation event.

(c)	Any liquidation proceeds remaining after the previous distributions are distributed to the Class A and B and C shareholders on a pro rata basis.

In April 2002, CSC sold 599 Class A shares and 4,177 Class B shares of Evergreen for net proceeds of $5,000,000 to a nonvoting shareholder of ProCentury. Simultaneously, Evergreen issued to the nonvoting shareholder of ProCentury 1 Class C share for net proceeds of $5,000,000. In December 2002, CSC sold 599 Class A shares and 4,177 Class B shares of Evergreen for net proceeds of $5,000,000. Simultaneously, Evergreen issued to the acquirer of the shares 1 Class C share for net proceeds of $5,000,000. These transactions resulted in a pretax gain of $10,109,329, which is included, net of transaction fees of $450,000, in the accompanying 2002 consolidated statement of operations.

In March 2003, CSC sold 299.5 Class A shares and 2,088.5 Class B shares of Evergreen for net proceeds of $2,800,000. Simultaneously, Evergreen issued to the acquirer .5 Class C share for net proceeds of $2,500,000. This transaction resulted in a pretax gain of $312,500, which is included, net of transaction fees of $215,000, in the accompanying 2003 consolidated statement of operations.

In May of 2003 management of the Company began discussions and contemplation of adopting a formal plan of reorganization which included the disposition of the remaining interests of Evergreen. At this point, the Company determined that the result of all subsequent sales of subsidiary stock would be required to be reflected directly in shareholders’ equity, rather than in the statement of operations. This plan was formalized and approved at the November 2003 board meeting. As part of this plan, in August 2003 CSC sold 299.5 Class A shares and 2,088.5 Class B shares for net proceeds of $2,800,000. Simultaneously, Evergreen issued to the acquirer of the shares .5 Class C share for net proceeds of $2,500,000. In addition, in December 2003, CSC sold 299.5 Class A shares and 2,088.5 Class B shares for net proceeds of $2,800,000. Simultaneously, Evergreen issued to the acquirer .5 Class C share for net proceeds of $2,500,000. These transactions resulted in a pretax gain of $625,000 ($406,250 after tax gain), which is

(Continued)

PROCENTURY CORPORATION AND SUBSIDIARIES
(Formerly ProFinance Holdings Corporation)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

included as additional paid in capital in the accompanying 2003 consolidated balance sheet. The remaining interest in Evergreen will be dividend to existing shareholders contingent on the completion of the IPO which is expected in 2004. In addition, transaction fees related to these sales of $600,000 are recorded in the 2003 consolidated statement of operations.

As a result of the aforementioned transactions, effective January 1, 2003, Evergreen is no longer part of the consolidated ProCentury federal income tax return.

In conjunction with these transactions, Century entered into an agreement with the parties that purchased the shares of Evergreen that guarantees that (a) Evergreen’s loss reserves (including claim reserves, contingent commissions and unrecoverable reinsurance balances) as of the date of the sale of securities are adequate to pay Evergreen’s actual losses incurred prior to that date and (b) that Evergreen’s net unearned premiums for business in force, as reflected in Evergreen’s balance sheet at that date, will not run off at more than a 100% combined ratio. In 2003, the Company made an estimate related to these guarantees, approximately $919,000 of this amount was charged to expense in the accompanying 2003 consolidated statement of operations and $465,000 was contributed to Evergreen in order to restore Evergreen’s statutory surplus to $30,000,000. No amounts were accrued at December 31, 2002 based on management’s estimate of the guarantee.

(Continued)

PROCENTURY CORPORATION AND SUBSIDIARIES
(Formerly ProFinance Holdings Corporation)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(5)	Loss and Loss Expense Reserves

The rollforward of loss and loss expense reserves are summarized as follows:

	Year ended December 31

	2003	2002	2001

Loss and loss expense reserves at beginning of year, as reported	$102,602,515	103,262,140	94,121,273
Less reinsurance recoverables on unpaid losses at beginning of year	39,743,000	51,437,012	46,394,493

Net loss and loss expense reserves at beginning of year	62,859,515	51,825,128	47,726,780

Provision for loss and loss expenses incurred for claims related to:
Current year	54,599,360	29,757,096	25,990,013
Prior years	26,295,259	17,456,530	5,325,318

Total incurred	80,894,619	47,213,626	31,315,331

Losses and loss expense payments for claims related to:
Current year	15,999,628	9,666,137	7,072,514
Prior years	32,593,232	26,513,102	20,144,469

Total paid	48,592,860	36,179,239	27,216,983

Net loss and loss expense reserves at end of year	95,161,274	62,859,515	51,825,128
Plus reinsurance recoverables on unpaid losses at end of year	41,820,951	39,743,000	51,437,012

Loss and loss expense reserves at end of year, as reported	$136,982,225	102,602,515	103,262,140

The Company increased incurred loss and loss expenses attributable to insured events of prior periods by approximately $26,295,000, $17,457,000, and $5,325,000 in 2003, 2002 and 2001, respectively.

A significant portion of these increases resulted principally from construction defect claims in the other liability line, which were new types of claims that were not anticipated when the Company wrote these policies primarily between 1994 and 1998. In 2003, 2002 and 2001, the Company received an unanticipated increased number of construction defect claims predominantly related to insureds who operated as sub-contractors primarily in the state of California. Prior to 2000, most construction defect litigation was targeted at general contractors and housing developers. However, as their policy limits became eroded due to the vast number of litigants, plaintiff attorneys sought additional recoveries from sub-contractors. Consequently, with the increased number of claims reported, combined with higher than expected costs to defend these construction defect claims, the Company increased its estimates. The Company received 1,084, 921 and 773 new construction defect claim counts in 2003, 2002, and 2001, respectively. The increases (decreases) in incurred losses related to construction defect reserves were approximately $13,429,000, $10,418,000, and ($485,000) in 2003, 2002, and 2001, respectively.

(Continued)

PROCENTURY CORPORATION AND SUBSIDIARIES
(Formerly ProFinance Holdings Corporation)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

In addition, during 2003, 2002 and 2001, the Company also incurred development above expectations on our non-construction defect casualty reserves that led to reassessments of the initial loss ratio expectations and the claim reporting and settlement patterns. This reestimation resulted in approximately $8,761,000, $3,098,000, and $2,024,000 in 2003, 2002, and 2001, respectively of additional incurred loss and loss expenses.

The Company began writing commercial automobile coverage for vehicles and light trucks in 1997. The initial estimates for 1998 and 1999 were based on a relatively low level of claims reported to the Company. As of December 31, 1999, the Company’s expectations of claim reporting patterns were based on industry experience, since limited company experience was available. In the second quarter of 2000, the Company exited the commercial automobile line of business due to unsatisfactory underwriting results. In 2001, the Company received more claims than initially expected for accident years 1998 and 1999 that caused the Company to increase the estimates for the commercial automobile line by approximately $2,861,000 in 2001. In 2002, the Company increased the estimates by approximately $263,000. In addition, in 2003, the Company received 15 new claim counts and an increase in claims severity that was above expectation which caused an additional $1,350,000 increase in estimates related to the commercial automobile line.

The Company offered workers’ compensation coverage from 1997 through January 2002. In December of 2001, the Company announced that this line of business was being exited due to unsatisfactory underwriting results and the lack of availability of acceptable reinsurance. The Company’s change in reserve estimates for the workers’ compensation line for 2003, 2002, and 2001 was approximately $1,249,000, $2,117,000 and $617,000, respectively. These reestimations were due to changes in the selected development patterns on the 2000 to 2002 accident years, as the number of claims, claim severity and the cost to settle the claims were above expectation.

Management believes the loss and loss expense reserves make a reasonable provision for expected losses, however, ultimate settlement of this amount could vary significantly from that recorded.

(6)	Reinsurance

In the ordinary course of business, Century assumes and cedes reinsurance with other insurers and reinsurers. These arrangements provide greater diversification of business and limit the maximum net loss potential on large risks. Excess of loss contracts in effect through December 31, 2003 generally protect against individual property and casualty losses over $300,000, subject to an aggregate deductible of $2 million. In addition, the Company is retaining 20% of $700,000 excess of $300,000 on casualty risks, 20% of $2.4 million excess of $300,000 on property risks and 15% of $5 million excess of $2.4 million on property risks. Excess of loss contracts in effect for workers’ compensation losses protect against individual losses over $200,000. Additionally, from January 1, 2001 through June 30, 2001, and from July 1, 2001 through December 31, 2002 the first $200,000 in workers’ compensation losses were 80% and 60% ceded on a quota share basis, respectively. The contract and landfill surety business is generally reinsured on various quota share contracts. Catastrophe and clash coverage is also maintained.

Approximately 49.5% of the total reinsurance recoverable on paid and unpaid losses at December 31, 2003 were with General Cologne Reinsurance Corporation, which had an A. M. Best rating of A++ at December 31, 2003. Swiss Reinsurance America Corporation accounted for 6.7% of the total reinsurance recoverable and had an A. M. Best rating of A++ at December 31, 2003.

(Continued)

PROCENTURY CORPORATION AND SUBSIDIARIES
(Formerly ProFinance Holdings Corporation)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

The amounts of ceded loss and loss expense reserves and ceded unearned premiums would represent a liability of the Company in the event that its reinsurers would be unable to meet existing obligations under reinsurance agreements.

The effects of assumed and ceded reinsurance on premiums written, premiums earned and loss and loss expenses incurred were as follows:

	Year ended December 31

	2003	2002	2001

Premiums written:
Direct	$180,124,588	118,299,406	79,233,446
Assumed	1,391,857	4,376,147	7,588,425
Ceded	(39,049,355)	(36,685,119)	(35,430,444)

Net premiums written	$142,467,090	85,990,434	51,391,427

Premiums earned:
Direct	$152,560,021	99,522,381	81,556,668
Assumed	674,973	5,494,190	6,916,447
Ceded	(36,579,709)	(34,251,196)	(40,003,844)

Net premiums earned	$116,655,285	70,765,375	48,469,271

Losses and loss expenses incurred:
Direct	$100,883,056	49,935,607	57,217,525
Assumed	(1,275,808)	1,893,299	11,044,899
Ceded	(18,712,629)	(4,615,280)	(36,947,093)

Net losses and loss expenses incurred	$80,894,619	47,213,626	31,315,331

During 2001, one of Century’s reinsurers was placed into regulatory rehabilitation due to its financial impairment. In 2002 and 2001, management estimated its unrecoverable outstanding ceded balances related to this reinsurer and charged to expense approximately $405,000, and $1,600,000, respectively. No amounts related to this reinsurer were charged to expense in 2003.

(Continued)

PROCENTURY CORPORATION AND SUBSIDIARIES
(Formerly ProFinance Holdings Corporation)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(7)	Retroactive Reinsurance

Effective January 1, 2001, Century entered into a retroactive reinsurance treaty with a nonaffiliated reinsurer covering losses occurring on or before January 1, 2001, and unrecoverable reinsurance. The following activity occurred related to this reinsurance treaty:

	December 31

	2003	2002	2001

Reserves transferred:
Initial reserves	$20,000,000	20,000,000	20,000,000
Adjustments — prior years	(6,120,273)	4,400,000	—
Adjustments — current year	(13,879,727)	(10,520,273)	4,400,000

Reinsurance recoverables on retroactive reinsurance, end of year	$—	13,879,727	24,400,000

Funds held:
Consideration for reserves transferred	$20,000,000	20,000,000	20,000,000
Consideration paid in cash to reinsurer	(500,000)	(500,000)	(500,000)
Interest credited — prior years	2,108,908	877,500	—
Interest credited — current year	—	1,231,408	877,500
Paid losses recovered — prior years	(10,520,273)	—	—
Adjustments — current year	(11,088,635)	(10,520,273)	—

Funds held under retroactive reinsurance contract, end of year	$—	11,088,635	20,377,500

Century paid initial consideration of $500,000 which was included as an offset to the funds held under retroactive reinsurance contract. Under the terms of the contract the remaining consideration was maintained in a funds held account which accrued interest for the benefit of the reinsurer at a contracted annual rate of 6.0% and 4.5% during 2002 and 2001, respectively.

The $4,400,000 of additional transferred reserves during 2001 resulted in a deferred gain on retroactive reinsurance. The deferred gain is being amortized over the settlement period using the interest method. No additional reserves were transferred in 2002.

Interest on the funds held balance of $1,231,408 and $877,500 was recorded as other operating expenses during 2002 and 2001, respectively. This amount was substantially offset by amortization of the deferred retroactive reinsurance gain of $1,105,754 and $787,959 during 2002 and 2001, respectively, which was included in other operating expenses in the accompanying consolidated statements of operations. Paid losses of $10,520,273 were reimbursed to Century under this contract in 2002 through a reduction of the funds held balance. No paid losses were reimbursed to Century under this contract in 2001.

Effective January 1, 2003, the retroactive reinsurance contract was commuted. The commutation resulted in a release of ceded reserves of $13,879,727, which was primarily offset by a release of the funds held account of $11,088,635 and the release of the remaining deferred retroactive reinsurance gain of

(Continued)

PROCENTURY CORPORATION AND SUBSIDIARIES
(Formerly ProFinance Holdings Corporation)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

$2,506,287. The net of these transactions resulted in a $284,805 pre-tax loss in 2003, which was recorded as an other operating expense in the accompanying 2003 statement of operations.

(8)	Deferred Policy Acquisition Costs

The following reflects the amounts of policy acquisitions costs deferred and amortized:

	Year ended December 31

	2003	2002	2001

Balance at beginning of year	$8,347,246	4,698,601	4,272,663
Policy acquisition costs deferred	34,962,607	21,180,593	15,330,815
Amortization of deferred policy acquisition costs	(28,667,545)	(17,531,948)	(14,904,877)

Balance at end of year	$14,642,308	8,347,246	4,698,601

(9)	Long-Term Debt

(a) Bank Debt

The Company borrowed $10,000,000 from Eaton National Bank & Trust Co., a subsidiary of Colonial Banc Corp., a shareholder of the Company, on October 5, 2000. The initial terms of the note were interest only for the first year at 9.5%, with the first quarterly payment due April 5, 2001. Beginning October 5, 2001, principal and interest payments of $327,889 were due quarterly at a rate adjusted to the prime rate of 5.5%. In April of 2002, the terms of the note were changed from quarterly principal and interest payments to quarterly interest only payments for the April 2002 payment and the next three consecutive quarters.

Beginning April 5, 2003, principal payments recommenced with principal and interest payments due quarterly with a maturity date of October 5, 2012. From October 5, 2002 to October 4, 2003, interest on the outstanding principal balance accrues at a floating rate of interest equal to the prime rate of interest at any given time. Beginning on October 4, 2003, the rate is adjusted annually to the current prime rate on October 5 until final maturity of the note on October 5, 2012. All of the stock of CSC and PIA secure the loan. The accrued interest at December 31, 2003 and 2002 was $93,358 and $112,709, respectively.

The annual requirements to pay principal and interest at December 31, 2003 (based at the prime rate of 4.0% at October 5, 2003) on the note are as follows:

	Principal	Interest	Total

2004	$892,841	351,698	1,244,539
2005	906,146	316,120	1,222,266
2006	942,939	279,327	1,222,266
2007	981,226	241,040	1,222,266
2008	1,021,068	201,198	1,222,266
Thereafter	4,388,613	373,020	4,761,633

	$9,132,833	1,762,403	10,895,236

(Continued)

PROCENTURY CORPORATION AND SUBSIDIARIES
(Formerly ProFinance Holdings Corporation)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(b)	Company Obligated Manditorily Redeemable Preferred Securities of Subsidiary Trust Holding Solely Junior Subordinated Debentures

On December 4, 2002, ProFinance Statutory Trust I (the “Trust”), a Connecticut statutory business trust formed by the Company, issued 15,000 floating rate capital securities (“Trust Preferred Securities”) generating gross proceeds of $15.0 million. Net proceeds were approximately $14.5 million, after deducting offering costs of $454,000. In addition, on May 15, 2003, ProFinance Statutory Trust II (the “Trust”), a Connecticut statutory business trust formed by the Company, issued 10,000 floating rate capital securities (“Trust Preferred Securities”) generating gross proceeds of $10.0 million. Net proceeds were approximately $9.7 million, after deducting offering costs of $300,000.

In December 2003, FASB issued Interpretation No. 46 (revised December 2003) Consolidation of Variable Interest Entities — an interpretation of ARB No. 51 (“FIN 46R”), which required all public companies to apply the provisions of FIN 46 or FIN 46R to special purpose entities created prior to February 1, 2003. Once adopted by an entity, FIN 46R replaces FIN 46. Public companies, including the Company, at a minimum, must apply the unmodified provisions of FIN 46 to entities that were considered “special-purpose entities” in practice and under applicable FASB pronouncements or guidance by the end of the first reporting period ending after December 15, 2003. Companies may apply either FIN 46 or FIN 46R to special-purpose entities at the initial effective date on an entity-by-entity basis. The Company has early adopted FIN 46R in its entirety as of December 31, 2003.

The Company’s special purpose entities where the Company is the primary beneficiary are the trusts that were established in connection with the issuance of mandatorily redeemable preferred securities. As a result of the adoption of FIN 46R, the Company has deconsolidated these trusts as of December 31, 2003 in the accompanying 2003 consolidated balance sheet. This resulted in the Company classifying the trust preferred securities as long term debt and recording an increase of $733,000 in other assets and long term debt, both of which were previously eliminated when consolidating the trust. In accordance with FIN 46R transition guidance, prior periods, were not restated. There was no other impact to the Company’s consolidated financial statements as a result of the adoption of FIN 46R.

The Trust Preferred Securities have a 30 year maturity and are redeemable by the Company at par on or after December 15, 2007 and May 15, 2008, respectively. Holders of the Trust Preferred Securities are entitled to receive cumulative cash distributions accruing from the date of issuance and payable quarterly in arrears at a rate of 400 and 410 basis points, respectively, over the three-month London Interbank Offered Rates (“LIBOR”). The maximum distribution rate is 12.5% through December 4, 2007 and May 15, 2008, respectively. Under certain circumstances, the Company has the right to defer distributions and interest on the Trust Preferred Securities for up to five years. The obligations of the Trust are guaranteed by the Company with respect to distributions and payments of the Trust Preferred Securities. These distributions are recorded as interest expense in the accompanying consolidated statements of operations, as the Trust Preferred Securities are considered a debt instrument. Interest paid totaled $1.1 million in 2003. No interest was paid in 2002 or 2001.

Proceeds from the sale of the Trust Preferred Securities were used to purchase the Company’s Floating Rate Junior Subordinated Deferrable Interest Debentures (the “Debentures”). The Debentures, which are the sole asset of the Trust, have the same terms with respect to maturity, payments and distributions as the Trust Preferred Securities. The Company has the right to defer payments of interest on the Debentures for up to five years.

(Continued)

PROCENTURY CORPORATION AND SUBSIDIARIES
(Formerly ProFinance Holdings Corporation)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

Of the proceeds from the sale of the Trust Preferred Securities, ProCentury contributed and/or settled outstanding amounts with Century in the amounts of $9.0 million and $14.5 million in 2003 and 2002, respectively.

(10)	Federal Income Taxes

The components of the income tax (benefit) expense are as follows:

	Year ended December 31

	2003	2002	2001

Federal current tax expense	$2,770,589	2,777,348	850,423
Federal deferred tax (benefit) expense	(3,205,258)	3,734,373	(1,207,157)

Total federal income tax (benefit) expense	$(434,669)	6,511,721	(356,734)

The income tax (benefit) expense differed from the amounts computed by applying the U.S. federal income tax rate of 35% in 2003 and 34% in 2002 and 2001 to income before minority interest and income taxes as a result of the following:

	Year ended December 31

	2003	2002	2001

Federal income tax expense at statutory rate	35.00%	34.00%	34.00%

Increase (decrease) attributable to:
Nontaxable interest income	(0.57)	(0.02)	(21.93)
Dividend received deduction net of proration	(47.87)	—	—
Amortization of negative goodwill	—	—	(13.04)
Difference between the book and tax basis of Evergreen	(79.39)	21.99	—
Other nontaxable income	(8.53)	—	(32.80)
Other	(9.89)	(2.38)	(0.64)

Total	(111.25)%	53.59%	(34.41)%

(Continued)

PROCENTURY CORPORATION AND SUBSIDIARIES
(Formerly ProFinance Holdings Corporation)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

The tax effects of temporary differences that give rise to significant portions of the net deferred federal income tax asset/liability were as follows:

	December 31

	2003	2002

Deferred retroactive reinsurance gain	$—	852,138
Unearned premiums not deductible	4,090,260	843,924
Loss and loss expense reserves discounting	5,125,650	1,142,937
Net operating loss carryforward	391,419	447,132
Other, net	410,608	879,737

Total gross deferred tax assets	10,017,937	4,165,868
Less valuation allowance	—	—

Net deferred tax assets	10,017,937	4,165,868

Deferred policy acquisition costs	(5,124,808)	(1,676,013)
Difference between the book and tax basis of Evergreen	(1,666,319)	(3,667,586)
Unrealized appreciation on investments	(466,644)	(865,477)

Total gross deferred tax liabilities	(7,257,771)	(6,209,076)

Net deferred federal income tax asset (liability)	$2,760,166	(2,043,208)

The Company is required to establish a valuation allowance for any portion of the gross deferred federal income tax asset that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred federal income tax assets through deductions against future earnings and, therefore, no such valuation allowance has been established.

At December 31, 2003, Evergreen has a net operating loss carry-forward balance of $1,118,339 that expires in 2008. The utilization of this net operating loss carry-forward is limited to $289,850 per year in accordance with Section 382 of the Internal Revenue Code.

(11)	Transactions with Related Parties

(a) Commercial Surety Agency, Inc. (CSA)

Century paid CSA (an affiliate through a former employee of CSA (through December 31, 2001) and a shareholder of ProCentury) commissions for business produced for our surety segment through an agency agreement of $8,876,473 in 2001. As of December 31, 2001, CSA is no longer an affiliated company. On December 31, 2003, one of the Company’s shareholders acquired CSA.

(b) Evergreen-UNI

Century paid Evergreen-UNI (an affiliate through shareholders of ProCentury) commissions for business produced for our surety segment through an agency agreement of $12,025,849, $7,108,082 and $3,074,366 during 2003, 2002 and 2001. There were no amounts due to Evergreen-UNI at December 31, 2003 or 2002.

(Continued)

PROCENTURY CORPORATION AND SUBSIDIARIES
(Formerly ProFinance Holdings Corporation)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(c) Shareholders of ProCentury

In 2003, 2002 and 2001, ProCentury paid approximately $1,933,000, $2,009,000 and $1,934,000, respectively in fees relating to various consulting agreements with certain shareholders of ProCentury, including the following significant agreements:

•	Software Agreements. These agreements were entered into in December 2000, as amended in December 2001 and May 2002. Pursuant to these agreements, the Company’s shareholders assisted us in the marketing of certain computer software that performs website building tasks to their customers and clients. These agreements were terminated as of June 30, 2002. Pursuant to these agreements the Company paid approximately $983,000 and $1,314,000 in 2002 and 2001, respectively.

•	Accretive Agreements. These agreements were entered into as of July 1, 2002. Pursuant to these agreements, the Company’s shareholders assisted the Company in developing financial products and services to be offered to and through the community banks. These agreements terminated on December 31, 2003. Pursuant to these agreements the Company paid approximately $966,000 and $244,000 in 2003 and 2002, respectively.

•	Stonehenge Monitoring Agreement. This agreement was entered into as of July 1, 2002. In connection with its investment in the Company, the Company has paid Stonehenge Opportunity Fund, LLC a monitoring fee for the time and effort it expended in monitoring its investment in us, which included reviewing and evaluating the financial statements, attending meetings with management and board of directors and consulting with the Company with respect to business and prospects. This agreement was terminated on December 31, 2003. Pursuant to this agreement the Company paid approximately $342,000 and $87,000 in 2003 and 2002, respectively.

•	Full Circle Consulting Arrangement. This agreement was effective from October 5, 2000 until December 31, 2003. Pursuant to this agreement, the Company paid Full Circle Holdings, LTD fees for managing the investment in the Company made by its members. Pursuant to this agreement the Company paid approximately $625,000, $620,000 and $614,000 in 2003, 2002 and 2001, respectively.

Approximately, $483,000 was accrued at December 31, 2003 and 2002 related to these agreements.

In addition, in 2003, the Company paid a total of $1,265,000 of finders fees to two shareholders of ProCentury related to the sale of the minority interest in Evergreen. Approximately $450,000 of this amount was accrued at December 31, 2002.

(12)	Commitments, Contingencies and Concentration

(a) Continental Heritage Insurance Company

During 2000, the Company entered into a supplemental commission and stock purchase agreement with Gary M. Williams, Bradley M. Williams, and Cyril E. Parish (Williams and Parish). The accrued supplemental commission balance at December 31, 2000 was approximately $1 million. In 2001, this agreement was terminated with no payment made to Williams and Parish. The accrued supplemental commission balance of $1 million was reduced to zero and reflected as a reduction to commissions and acquisitions expenses in the accompanying 2001 consolidated statement of operations.

Furthermore, in 2001, Century entered into an option agreement with Williams and Parish. Subject to the terms of the option agreement, Williams and Parish had a right to acquire 100% of the issued and

(Continued)

PROCENTURY CORPORATION AND SUBSIDIARIES
(Formerly ProFinance Holdings Corporation)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

outstanding common shares of Continental at the statutory book value on the date exercised. The option expired December 31, 2003. The Company estimated the fair value of the option to be approximately $450,000 and $300,000 at December 31, 2002 and 2001, respectively. Accordingly, the fair value of the option was recorded as a liability, which was charged to expense in the amounts of $150,000 and $300,000 in 2002 and 2001, respectively, and was included in other operating expenses in the accompanying consolidated statements of operations. The liability was included in accrued expenses and other liabilities in the accompanying consolidated balance sheets. The option was not exercised and expired on December 31, 2003 and the liability of $450,000 was released as a reduction to other operating expenses in the accompanying 2003 consolidated statement of operations.

For the years ended December 31, 2003, 2002 and 2001, the Company recorded insurance premiums (net of commissions) of $1,256,301, $1,767,193, and $952,200, respectively, related to the bail bond program that is produced by Williams and Parish.

(b) Leases

Century is a party to various lease agreements with unrelated parties, primarily related to the lease of office space. The minimum future rental payments under these operating leases at December 31, 2003 were as follows:

2004	$647,330
2005	959,955
2006	979,735
2007	999,515
2008	1,017,647
Thereafter	3,038,298

Total	$7,642,480

Rental expense for the years ended December 31, 2003, 2002 and 2001 was $934,482, $851,541, and $599,354, respectively.

(c) Lawsuits

The Company is a defendant in various lawsuits. In the opinion of management, the effects, if any, of such lawsuits are not expected to be material to the Company’s consolidated financial position or results from operations.

(d) Concentration of Revenues

Six of the Company’s eighty six agents contributed, on a combined basis, approximately 48% of the Company’s 2003 consolidated direct and assumed premiums written. Two of the Company’s agents individual contributed an amount greater than 10% of the Company’s direct and assumed premiums written and combined represented approximately 27% of the Company’s 2003 consolidated direct and assumed premiums written. There was no concentration of revenue with respect to geographic area as of December 31, 2003.

(Continued)

PROCENTURY CORPORATION AND SUBSIDIARIES
(Formerly ProFinance Holdings Corporation)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(13)	Dividends from Subsidiaries and Statutory Information

Century is regulated by its state of domicile and the states in which it does business. Such regulations, among other things, limit the payment of dividends without prior regulatory approval. ProCentury is dependent on dividends from CSC for operating expenses and interest and principal on long term debt and the Debentures. The maximum dividend that may be paid without prior approval of the Director of Insurance is limited to the extent that all dividends in the past 12 months do not exceed the greater of the statutory income of the preceding calendar year or 10% of total statutory surplus as of the prior December 31. As a result, the maximum dividend CSC may pay to ProCentury in 2004 without prior approval is approximately $5,968,000. Dividends paid to ProCentury from CSC were $3,000,000, $1,825,000 and $1,000,000 in 2003, 2002 and 2001, respectively.

The Company does not expect such regulatory requirements to impair its ability to pay operating expenses and interest and principal during 2004.

ProCentury contributed $9,000,000, $10,860,234, and $5,000,000 in 2003, 2002, and 2001, respectively, to CSC.

The National Association of Insurance Commissioners (NAIC) has developed property and casualty risked based capital (RBC) standards that relate an insurer’s reported statutory surplus to the risks inherent in overall operations. The RBC formula uses the statutory annual statement to calculate the minimum indicated capital level required to support asset and underwriting risk. The NAIC calls for various levels of regulatory action based on the magnitude of an indicated RBC capital deficiency, if any. Century regularly monitors capital requirements along with the NAIC’s RBC developments. Century has determined that its capital levels are in excess of the minimum capital requirements for all RBC action levels as of December 31, 2003.

Century maintains its accounts in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance that vary in certain respects from GAAP. In converting from statutory to GAAP, typical adjustments include deferral of policy acquisition costs, the inclusion of statutory nonadmitted assets, and the inclusion of net unrealized holdings gains or losses in shareholders’ equity relating to fixed maturity securities. The statutory capital and surplus of CSC as of December 31, 2003 and 2002 was approximately $59,678,000 and $56,921,500, respectively. The statutory net (loss) income of CSC for the years ended December 31, 2003, 2002 and 2001, was approximately $(2,361,000), $3,929,000, and $2,932,000, respectively.

(14)	Segment Reporting Disclosures

The Company operates in two segments of the specialty insurance market: the Property and Casualty Lines (P/ C) (including general liability, multi-peril, and commercial property) and Surety Lines (including specialty bonds, landfill bonds and bail bonds).

All investment activities are included in the Investing operating segment. Exited programs (including workers’ compensation and commercial auto) are included in Other (Including Exited Lines) for purposes of segment reporting.

The Company considers many factors, including economic similarity, the nature of the underwriting units’ insurance products, production sources, distribution strategies and regulatory environment in determining how to aggregate operating segments.

(Continued)

PROCENTURY CORPORATION AND SUBSIDIARIES
(Formerly ProFinance Holdings Corporation)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

Segment profit or loss for each of the Company’s operating segments is measured by underwriting profit or loss. The property and casualty insurance industry commonly defines underwriting profit or loss as earned premium net of loss and loss expenses and underwriting, acquisition and insurance expenses. Underwriting profit or loss does not replace operating income or net income computed in accordance with GAAP as a measure of profitability. Segment profit for the Investing operating segment is measured by net investment income and net realized gains or losses.

The Company does not allocate assets to the P/ C and Surety operating segments for management reporting purposes. The total investment portfolio and cash are allocated to the Investment operating segment.

Following is a summary of segment disclosures:

	Year ended December 31

	2003	2002	2001

Segment revenue:
P/ C	$108,319,098	60,626,359	33,563,891
Surety	8,104,333	7,475,708	5,945,520
Investing	9,507,315	9,142,626	5,901,531
Other (including exited lines)	231,854	2,663,308	8,959,860

Segment revenue	$126,162,600	79,908,001	54,370,802

Segment profit (loss):
P/ C	$(4,834,303)	(120,098)	1,199,308
Surety	2,766,278	(137,522)	695,221
Investing	9,507,315	9,142,626	5,901,531
Other (including exited lines)	(3,554,873)	(3,346,872)	(3,151,523)

Segment profit	$3,884,417	5,538,134	4,644,537

Segment assets:
Investing	$234,042,579	175,452,778	108,536,567
Assets not allocated	98,069,947	85,305,088	104,140,679

Total consolidated assets	$332,112,526	260,757,866	212,677,246

(Continued)

PROCENTURY CORPORATION AND SUBSIDIARIES
(Formerly ProFinance Holdings Corporation)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

The following summary reconciles significant segment items to the Company’s consolidated financial statements:

	Year ended December 31

	2003	2002	2001

Total revenues:
Segment revenues	$126,162,600	79,908,001	54,370,802
Other	—	400,000	575,527

Total consolidated revenues	$126,162,600	80,308,001	54,946,329

Income before minority interest and income taxes:
Segment profit	$3,884,417	5,538,134	4,644,537

Unallocated amounts:
Corporate expenses	(1,443,501)	(2,456,746)	(2,741,659)
Gain (loss) on sale of minority interest in subsidiary, net	(502,499)	9,659,329	—
Interest expense	(1,547,695)	(589,776)	(866,249)

Income before minority interest and income taxes	$390,722	12,150,941	1,036,629

The following is a summary of segment earned premium by group of products:

	Property	Casualty	Surety	Other	Consolidated

Year ended December 31, 2003:
P/ C	$46,432,912	61,886,186	—	—	108,319,098
Surety	—	—	8,104,333	—	8,104,333
Other (including exited lines)	—	—	—	231,854	231,854

Earned premiums	$46,432,912	61,886,186	8,104,333	231,854	116,655,285

Year ended December 31, 2002:
P/ C	$23,774,101	36,852,258	—	—	60,626,359
Surety	—	—	7,475,708	—	7,475,708
Other (including exited lines)	—	—	—	2,663,308	2,663,308

Earned premiums	$23,774,101	36,852,258	7,475,708	2,663,308	70,765,375

Year ended December 31, 2001:
P/ C	$7,686,720	25,877,171	—	—	33,563,891
Surety	—	—	5,945,520	—	5,945,520
Other (including exited lines)	—	—	—	8,959,860	8,959,860

Earned premiums	$7,686,720	25,877,171	5,945,520	8,959,860	48,469,271

The Company does not manage property and casualty products at this level of detail.

(15)	Subsequent Event

On February 18, 2003, the Company’s subsidiary Continental was purchased by the Company’s subsidiary Evergreen. The transaction is not expected to have a material impact on the consolidated condition of the Company.

PROCENTURY CORPORATION AND SUBSIDIARIES

(Formerly ProFinance Holdings Corporation)

Schedule I — Summary of Investments —

Other than Investments in Related Parties

	December 31, 2003

			Amount
			Shown on
			Balance
	Cost	Fair Value	Sheet

Fixed maturities:
Available-for-sale
United States Government and government agencies and authorities	$68,919,546	69,790,669	69,790,669
States, municipals and political subdivisions	10,897,900	10,752,049	10,752,049
All other corporate bonds	88,152,884	88,561,288	88,561,288

Total available-for-sale	167,970,330	169,104,006	169,104,006

Held-to-maturity
United States Government and government agencies and authorities	4,153,091	4,216,670	4,153,091

Total held-to-maturity	4,153,091	4,216,670	4,153,091

Total fixed-maturities	172,123,421	173,320,676	173,257,097

Equity securities:
Common stocks Banks, trust and insurance companies	5,236,988	5,423,561	5,423,561
Industrial, miscellaneous and all other	10,821,670	10,839,175	10,839,175
Nonredeemable preferred stocks	10,803,737	10,970,319	10,970,319

Total equity securities	26,862,395	27,233,055	27,233,055
Short-term investments	26,251,830	XXXXXX	26,251,830

Total investments	$225,237,646	XXXXXX	226,741,982

See accompanying independent auditors’ report.

PROCENTURY CORPORATION AND SUBSIDIARIES

(Formerly ProFinance Holdings Corporation)

Schedule II — Condensed Financial Information of Parent Company

Condensed Balance Sheets

	December 31,

	2003	2002

Assets

Investments:

Fixed maturities:
Available-for-sale (amortized cost 2003, $7,227; 2002, $614,066)	$1,331	614,055

Total investments	1,331	614,055
Cash	28,105	35,006
Investment in consolidated subsidiaries, equity method	72,243,981	62,281,826
Receivable from consolidated subsidiaries	702,255	1,477,575
Other assets	1,111,529	325,833

Total assets	$74,087,201	64,734,295

Liabilities and shareholders’ equity

Liabilities:
Long term debt	$34,123,833	9,812,667
Trust preferred securities, net	—	14,544,865
Accrued expenses and other liabilities	860,377	2,563,348
Deferred federal income tax liability	747,922	1,229,786
Federal income taxes payable	1,957,632	187,711

Total liabilities	37,689,764	28,338,377

Shareholders’ equity:	36,397,437	36,395,918

Total liabilities and shareholders’ equity	$74,087,201	64,734,295

See notes to condensed financial information of Parent Company and accompanying independent auditors’ report.

PROCENTURY CORPORATION AND SUBSIDIARIES

(Formerly ProFinance Holdings Corporation)

Schedule II — Condensed Financial Information of Parent Company

Condensed Statements of Operations

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2003	2002	2001

Cash dividends on common stock of consolidated subsidiaries	$3,000,000	1,825,000	1,000,000

Total revenue	3,000,000	1,825,000	1,000,000

Other operating expenses	1,381,142	3,127,045	2,024,410
Interest expense	1,547,695	589,776	866,249

Total expenses	2,928,837	3,716,821	2,890,659

Income (loss) before transaction fees on the sale of minority interest in subsidiary	71,163	(1,891,821)	(1,890,659)
Transaction fees on the sale of minority interest in subsidiary	(815,000)	(450,000)	—

Loss before equity in undistributed earnings of consolidated subsidiaries and income taxes	(743,837)	(2,341,821)	(1,890,659)
Equity in undistributed earnings of consolidated subsidiaries	1,319,381	10,860,507	2,107,398
Income tax expense (benefit)	262,027	826,879	(1,176,624)

Net income before cumulative effect of change in accounting principle	313,517	7,691,807	1,393,363
Cumulative effect of change in accounting principle, net of taxes	—	(1,612,501)	—

Net income	$313,517	6,079,306	1,393,363

See notes to condensed financial information of Parent Company and accompanying independent auditors’ report.

PROCENTURY CORPORATION AND SUBSIDIARIES

(Formerly ProFinance Holdings Corporation)

Schedule II — Condensed Financial Information of Parent Company

Condensed Statements Of Shareholders’ Equity and Comprehensive Income

	2003	2002	2001

Shareholders’ Equity

Capital stock:
Beginning of year	$—	—	—
Stock issued	—	—	—

End of year	—	—	—

Additional paid-in capital:
Beginning of year	26,460,000	26,460,000	21,460,000
Issuance of common shares	—	—	5,000,000
Gain on sale of minority interest in subsidiary	406,634	—	—

End of year	26,866,634	26,460,000	26,460,000

Retained earnings:
Beginning of year	7,983,259	1,903,953	510,590
Net income	313,517	6,079,306	1,393,363

End of year	8,296,776	7,983,259	1,903,953

Accumulated other comprehensive income, net of taxes:
Beginning of year	1,952,659	1,338,688	887,330
Unrealized holding (losses) gains arising during the period, net of reclassification adjustment	(718,632)	613,971	451,358

End of year	1,234,027	1,952,659	1,338,688

Total shareholders’ equity	$36,397,437	36,395,918	29,702,641

Comprehensive Income
Net income	$313,517	6,079,306	1,393,363

Other comprehensive income:

Unrealized gains (losses) on securities:

Unrealized holding gains arising during the period:
Gross	628,954	4,464,280	862,293
Adjustment to minority interest	231,482	(35,148)	—
Related federal income tax expense	(293,432)	(1,594,070)	(112,325)

Net unrealized gains	567,004	2,835,062	749,968

Reclassification adjustment for gains included in net income
Gross	1,977,901	3,365,290	452,439
Related federal income tax expense	(692,265)	(1,144,199)	(153,829)

Net reclassification adjustment	1,285,636	2,221,091	298,610

Other comprehensive (loss) income	(718,632)	613,971	451,358

Total comprehensive (loss) income	$(405,115)	6,693,277	1,844,721

See accompanying notes to condensed financial information of Parent Company and accompanying independent auditors’ report.

PROCENTURY CORPORATION AND SUBSIDIARIES

(Formerly ProFinance Holdings Corporation)

Schedule II — Condensed Financial Information of Parent Company

Condensed Statements of Cash Flows

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2003	2002	2001

Cash flows from operating activities:
Net income	$313,517	6,079,306	1,393,363
Adjustments to reconcile net income to net cash provided by operating activities	(1,253,308)	(9,531,506)	(1,826,241)

Net cash used in operating activities	(939,791)	(3,452,200)	(432,878)

Cash flows from investing activities:
Purchase of investments	—	(614,066)	—
Sale of investments	612,724	—	—
Capital contributions to subsidiaries	(9,000,000)	(10,860,234)	(5,000,000)

Net cash used in investing activities	(8,387,276)	(11,474,300)	(5,000,000)

Cash flows from financing activities:
Trust preferred securities	—	15,000,000	—
Issuance of long term debt	10,000,000	—	—
Repayments of long term debt	(679,834)	(187,333)	—
Issuance of common stock	—	—	5,000,000

Net cash provided by financing activities	9,320,166	14,812,667	5,000,000

Decrease in cash	(6,901)	(113,833)	(432,878)
Cash at beginning of year	35,006	148,839	581,717

Cash at end of year	$28,105	35,006	148,839

See notes to condensed financial information of Parent Company and accompanying independent auditors’ report.

PROCENTURY CORPORATION AND SUBSIDIARIES

(Formerly ProFinance Holdings Corporation)

Schedule II — Condensed Financial Information of Parent Company

Notes to Condensed Financial Information of Parent Company

(1)	Organization and Summary of Significant Accounting Policies

(a) Organization

ProCentury Corporation (formerly known as ProFinance Holdings Corporation) (“ProCentury” or “the Company”) was formed on July 17, 2000 by Colonial Banc Corp., Richmond Mutual Bancorporation, Inc., DCB Financial Corp., Ohio Heritage Bancorp Inc., Ohio Valley Banc Corp., Stonehenge Opportunity Fund, LLC, and a group of individual investors including members of management. On July 7, 2003, ProFinance Holdings Corporation’s name was changed to ProCentury Corporation.

On October 5, 2000, ProCentury acquired Century Surety Company (“CSC”) (and its subsidiaries, Evergreen National Indemnity Company (“ENIC” or “Evergreen”), Continental Heritage Insurance Company (“CHIC” or “Continental”), and CSC Insurance Agency, Inc.) from Century Business Services, Inc. and acquired ProCentury Insurance Agency, Inc. (“PIA”) (formerly Century Workers’ Compensation Agency, Inc.) from Avalon National Corporation.

In 2001, ProCentury authorized 5,000 non-voting $0 par Class B and 10,000 non-voting $0 par Class C common stock shares. In September of 2001, ProCentury issued 531.68 Class B shares to an unrelated third party for $5,000,000.

(b)	Summary of Significant Accounting Policies

The accompanying condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

In preparing the condensed financial statements, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and the reported amounts of revenue and expenses for the reporting period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the recoverability of deferred tax assets, and the determination of other-than-temporary declines in the fair value of investments. Although considerable variability is inherent in these estimates, management believes that the amounts provided are reasonable. These estimates are continually reviewed and adjusted as necessary. Such adjustments are generally reflected in current operations.

(c) Change in Accounting Principle

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” which addresses financial accounting and reporting standards for goodwill and other intangible assets. Upon adoption, SFAS No. 142 requires that any unaccreted negative goodwill from a business combination for which the acquisition date was before July 1, 2001, be included in income. The Company adopted the provisions of SFAS No. 142 on January 1, 2002 and the remaining negative goodwill of $385,050 and the related tax benefit of $410,547, totaling $795,597, was recorded as income as a cumulative effect of a change in accounting principle in the accompanying 2002 consolidated statement of operations. Included in the consolidated negative goodwill was unallocated positive goodwill of $1,612,501 that was recorded by ProCentury in the condensed financial information.

(Continued)

PROCENTURY CORPORATION AND SUBSIDIARIES
(Formerly ProFinance Holdings Corporation)

Schedule II — Condensed Financial Information of Parent Company

Notes to Condensed Financial Information of Parent Company

(d) Federal Income Taxes

Prior to January 1, 2003 ProCentury and its subsidiaries filed a consolidated federal income tax return in accordance with a tax sharing agreement. Each entity within the consolidated group pays its share of federal income taxes primarily based on separate return calculations. ProCentury’s tax sharing agreement with its subsidiaries allows it to make certain code elections in its consolidated federal tax return. In the event such code elections are made, any benefit or liability is the responsibility of ProCentury and is not accrued or paid by the subsidiary.

The Company utilizes the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized.

Beginning on January 1, 2003, Evergreen is no longer eligible to be a member of ProCentury’s consolidated tax group and therefore, will no longer participate in ProCentury’s tax sharing agreement. All other consolidated subsidiaries continue to participate in ProCentury’s tax sharing agreement.

(e) Comprehensive Income

Comprehensive income encompasses all changes in shareholders’ equity (except those arising from transactions with shareholders) and includes net income and changes in net unrealized investment gains and losses on fixed maturity investments classified as available-for-sale and equity securities, net of minority interest and taxes.

(2)	Long-term Debt

(a) Bank Debt

The Company borrowed $10,000,000 from Eaton National Bank & Trust Co., a subsidiary of Colonial Banc Corp., a shareholder of the Company, on October 5, 2000. The initial terms of the note were interest only for the first year at 9.5%, with the first quarterly payment due April 5, 2001. Beginning October 5, 2001, principal and interest payments of $327,889 were due quarterly at a rate adjusted to the prime rate of 5.5%. In April of 2002, the terms of the note were changed from quarterly principal and interest payments to quarterly interest only payments for the April 2002 payment and the next three consecutive quarters.

Beginning April 5, 2003, principal payments recommenced with principal and interest payments due quarterly with a maturity date of October 5, 2012. From October 5, 2002 to October 4, 2003, interest on the outstanding principal balance accrues at a floating rate of interest equal to the prime rate of interest at any given time. Beginning on October 4, 2003, the rate is adjusted annually to the current prime rate on October 5 until final maturity of the note on October 5, 2012. All of the stock of CSC and PIA secure the loan. The accrued interest at December 31, 2003 and 2002 was $93,358 and $112,709, respectively.

(Continued)

PROCENTURY CORPORATION AND SUBSIDIARIES
(Formerly ProFinance Holdings Corporation)

Schedule II — Condensed Financial Information of Parent Company

Notes to Condensed Financial Information of Parent Company

The annual requirements to pay principal and interest at December 31, 2003 (based at the prime rate of 4.0% at October 5, 2003) on the note are as follows:

	Principal	Interest	Total

2004	$892,841	351,698	1,244,539
2005	906,146	316,120	1,222,266
2006	942,939	279,327	1,222,266
2007	981,226	241,040	1,222,266
2008	1,021,068	201,198	1,222,266
Thereafter	4,388,613	373,020	4,761,633

	$9,132,833	1,762,403	10,895,236

(b)	Company Obligated Manditorily Redeemable Preferred Securities of Subsidiary Trust Holding Solely Junior Subordinated Debentures

On December 4, 2002, ProFinance Statutory Trust I (the “Trust”), a Connecticut statutory business trust formed by the Company, issued 15,000 floating rate capital securities (“Trust Preferred Securities”) generating gross proceeds of $15.0 million. Net proceeds were approximately $14.5 million, after deducting offering costs of $454,000. In addition, on May 15, 2003, ProFinance Statutory Trust II (the “Trust”), a Connecticut statutory business trust formed by the Company, issued 10,000 floating rate capital securities (“Trust Preferred Securities”) generating gross proceeds of $10.0 million. Net proceeds were approximately $9.7 million, after deducting offering costs of $300,000.

In December 2003, FASB issued Interpretation No. 46 (revised December 2003) Consolidation of Variable Interest Entities — an interpretation of ARB No. 51 (“FIN 46R”), which required all public companies to apply the provisions of FIN 46 or FIN 46R to special purpose entities created prior to February 1, 2003. Once adopted by an entity, FIN 46R replaces FIN 46. Public companies, including the Company, at a minimum, must apply the unmodified provisions of FIN 46 to entities that were considered “special-purpose entities” in practice and under applicable FASB pronouncements or guidance by the end of the first reporting period ending after December 15, 2003. Companies may apply either FIN 46 or FIN 46R to special-purpose entities at the initial effective date on an entity-by-entity basis. The Company has early adopted FIN 46R in its entirety as of December 31, 2003.

The Company’s special purpose entities where the Company is the primary beneficiary are the trusts that were established in connection with the issuance of mandatorily redeemable preferred securities. As a result of the adoption of FIN 46R, the Company has deconsolidated these trusts as of December 31, 2003 in the accompanying 2003 consolidated balance sheet. This resulted in the Company classifying the trust preferred securities as long term debt and recording an increase of $733,000 in other assets and long term debt, both of which were previously eliminated when consolidating the trust. In accordance with FIN 46R transition guidance, prior periods, were not restated. There was no other impact to the Company’s consolidated financial statements as a result of the adoption of FIN 46R.

The Trust Preferred Securities have a 30 year maturity and are redeemable by the Company at par on or after December 15, 2007 and May 15, 2008, respectively. Holders of the Trust Preferred Securities are entitled to receive cumulative cash distributions accruing from the date of issuance and payable quarterly in

(Continued)

PROCENTURY CORPORATION AND SUBSIDIARIES
(Formerly ProFinance Holdings Corporation)

Schedule II — Condensed Financial Information of Parent Company

Notes to Condensed Financial Information of Parent Company

arrears at a rate of 400 and 410 basis points, respectively, over the three-month London Interbank Offered Rates (“LIBOR”). The maximum distribution rate is 12.5% through December 4, 2007 and May 15, 2008, respectively. Under certain circumstances, the Company has the right to defer distributions and interest on the Trust Preferred Securities for up to five years. The obligations of the Trust are guaranteed by the Company with respect to distribution and interest of the Trust Preferred Securities. These distributions are recorded as interest expense in the accompanying condensed statements of operations, as the Trust Preferred Securities are considered a debt instrument. Interest paid totaled $1.1 million in 2003. No interest was paid in 2002 or 2001.

Proceeds from the sale of the Trust Preferred Securities were used to purchase the Company’s Floating Rate Junior Subordinated Deferrable Interest Debentures (the “Debentures”). The Debentures, which are the sole asset of the Trust, have the same terms with respect to maturity, payments and distributions as the Trust Preferred Securities. The Company has the right to defer payments of interest on the Debentures for up to five years.

Of the proceeds from the sale of the Trust Preferred Securities, ProCentury contributed and/or settled outstanding amounts with Century in the amounts of $9.0 million and $14.5 million in 2003 and 2002, respectively.

(3)	Transactions with Related Parties

 (a) Shareholders of ProCentury

In 2003, 2002 and 2001, ProCentury paid approximately $1,933,000, $2,009,000 and $1,934,000, respectively in fees relating to various consulting agreements with certain shareholders of ProCentury, including the following significant agreements:

•	Software Agreements. These agreements were entered into in December 2000, as amended in December 2001 and May 2002. Pursuant to these agreements, the Company’s shareholders assisted us in the marketing of certain computer software that performs website building tasks to their customers and clients. These agreements were terminated as of June 30, 2002. Pursuant to these agreements the Company paid approximately $983,000 and $1,314,000 in 2002 and 2001, respectively.

•	Accretive Agreements. These agreements were entered into as of July 1, 2002. Pursuant to these agreements, the Company’s shareholders assisted the Company in developing financial products and services to be offered to and through the community banks. These agreements terminated on December 31, 2003. Pursuant to these agreements the Company paid approximately $966,000 and $244,000 in 2003 and 2002, respectively.

•	Stonehenge Monitoring Agreement. This agreement was entered into as of July 1, 2002. In connection with its investment in the Company, the Company has paid Stonehenge Opportunity Fund, LLC a monitoring fee for the time and effort it expended in monitoring its investment in us, which included reviewing and evaluating the financial statements, attending meetings with management and board of directors and consulting with the Company with respect to business and prospects. This agreement was terminated on December 31, 2003. Pursuant to this agreement the Company paid approximately $342,000 and $87,000 in 2003 and 2002, respectively.

•	Full Circle Consulting Arrangement. This agreement was effective from October 5, 2000 until December 31, 2003. Pursuant to this agreement, the Company paid Full Circle Holdings, LTD fees for

(Continued)

PROCENTURY CORPORATION AND SUBSIDIARIES
(Formerly ProFinance Holdings Corporation)

Schedule II — Condensed Financial Information of Parent Company

Notes to Condensed Financial Information of Parent Company

managing the investment in the Company made by its members. Pursuant to this agreement the Company paid approximately $625,000, $620,000 and $614,000 in 2003, 2002 and 2001, respectively.

Approximately, $483,000 was accrued at December 31, 2003 and 2002 related to these agreements.

In addition, in 2003, the Company paid a total of $1,265,000 of finders fees to two shareholders of ProCentury related to the sale of the minority interest in Evergreen. Approximately $450,000 of this amount was accrued at December 31, 2002.

 (b) Century Surety Company

Dividends paid to ProCentury from CSC were $3,000,000, $1,825,000 and $1,000,000 in 2003, 2002 and 2001, respectively.

ProCentury contributed $9,000,000, $10,860,234 and $5,000,000 in 2003, 2002 and 2001, respectively, to CSC.

(4)	Commitments and Contingencies

The Company is a defendant in various lawsuits. In the opinion of management, the effects, if any, of such lawsuits are not expected to be material to the Company’s financial position or results from operations.

PROCENTURY CORPORATION AND SUBSIDIARIES

(Formerly ProFinance Holdings Corporation)

Schedule III — Supplementary Insurance Information

		Liability for					Amortization
	Deferred	Unpaid Losses				Losses and	of Deferred
	Policy	and Loss			Net	Loss	Policy
	Acquisition	Adjustment	Unearned	Earned	Investment	Adjustment	Acquisition
	Costs	Expenses	Premiums	Premiums	Income	Expenses	Costs

Year ended
December 31, 2003
P/ C	$12,643,056	97,267,233	62,125,903	108,319,098	—	77,941,747	24,641,844
Surety	1,666,250	7,374,155	11,210,070	8,200,969	—	(302,903)	3,223,868
Investing	—	—	—	—	7,529,414	—	—
Other (Including Exited Lines)	333,002	32,340,837	1,398,193	135,218	—	3,255,775	801,833
Unallocated	—	—	—	—	—	—	—

Total	$14,642,308	136,982,225	74,734,166	116,655,285	7,529,414	80,894,619	28,667,545

Year ended
December 31, 2002
P/ C	$7,218,070	54,595,892	38,600,192	60,626,359	—	39,504,570	13,919,629
Surety	1,129,176	11,432,372	7,405,769	7,475,708	—	2,711,622	3,037,317
Investing	—	—	—	—	5,777,336	—	—
Other (Including Exited Lines)	—	36,574,251	446,754	2,663,308	—	4,997,434	575,002
Unallocated	—	—	—	—	—	—	—

Total	$8,347,246	102,602,515	46,452,715	70,765,375	5,777,336	47,213,626	17,531,948

Year ended
December 31, 2001
P/ C	$3,721,354	41,547,866	17,150,130	33,563,891	—	19,263,069	9,083,935
Surety	977,247	8,952,929	5,452,648	5,945,520	—	1,389,247	2,622,803
Investing	—	—	—	—	5,449,092	—	—
Other (Including Exited Lines)	—	52,761,325	6,190955	8,959,860	—	10,663,015	3,198,139
Unallocated	—	—	—	—	—	—	—

Total	$4,698,601	103,262,140	28,793,733	48,469,271	5,449,092	31,315,331	14,904,877

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Other	Net
	Underwriting	Premiums
	Expenses	Written

Year ended
December 31, 2003
P/ C	10,569,810	132,010,140
Surety	2,513,726	9,040,284
Investing	—	—
Other (Including Exited Lines)	(367,518)	1,416,975
Unallocated	—	—

Total	12,716,018	142,467,399

Year ended
December 31, 2002
P/ C	7,322,258	78,331,960
Surety	1,864,291	7,628,611
Investing	—	—
Other (Including Exited Lines)	437,744	29,863
Unallocated	—	—

Total	9,624,293	85,990,434

Year ended
December 31, 2001
P/ C	4,017,579	35,536,221
Surety	1,238,249	6,401,892
Investing	—	—
Other (Including Exited Lines)	(1,749,771)	9,453,314
Unallocated	—	—

Total	3,506,057	51,391,427

See accompanying independent auditors’ report.

PROCENTURY CORPORATION AND SUBSIDIARIES

(Formerly ProFinance Holdings Corporation)

Schedule IV — Reinsurance

			Assumed from		Percentage of
Property and Liability		Ceded to Other	Other	Net Premium	Assumed to
Insurance Premiums	Direct	Companies	Companies	Written	Net

Year ended
December 31, 2003	$180,124,588	39,049,355	1,391,857	142,467,090	1.0%

Year ended
December 31, 2002	$118,299,406	36,685,119	4,376,147	85,990,434	5.1%

Year ended
December 31, 2001	$79,233,446	35,430,444	7,588,425	51,391,427	14.8%

See accompanying independent auditors’ report.

PROCENTURY CORPORATION AND SUBSIDIARIES

(Formerly ProFinance Holdings Corporation)

Schedule V — Valuation and Qualifying Accounts

		Additions

		Charged/
	Balance at	(credited) to	Charged to
	beginning of	costs and	other	Deductions	Balance at
	period	expenses	accounts	(1)	end of period

Year ended December 31, 2003

Allowance for uncollectible:
Premiums in course of collection	$897,513	(125,827)	—	567,241	204,445

Reinsurance	$1,381,886	—	—	—	1,381,886

Year ended December 31, 2002

Allowance for uncollectible:
Premiums in course of collection	$1,651,681	(152,042)	—	602,126	897,513

Reinsurance	$481,886	1,288,226	—	388,226	1,381,886

Year ended December 31, 2001

Allowance for uncollectible:
Premiums in course of collection	$1,459,142	250,238	—	57,699	1,651,681

Reinsurance	$—	969,256	—	487,379	481,886

(1)	Deductions include write-offs of amounts determined to be uncollectible.

See accompanying independent auditors’ report.

PROCENTURY CORPORATION AND SUBSIDIARIES

(Formerly ProFinance Holdings Corporation)

Schedule VI — Supplemental Information Concerning Property —

Casualty Insurance Operations

	Liability for	Discount,	Loss and Loss Adjustment
	Unpaid Losses	If Any,	Expenses (Benefits) Incurred		Paid Losses and
	and Loss	Deducted	Related to		Loss
	Adjustment	From	Current	Prior	Adjustment
	Expenses	Reserves	Period	Periods	Expenses

Year ended
December 31, 2003	$136,982,225	—	54,599,360	26,295,259	48,592,860

Year ended
December 31, 2002	$102,602,515	—	29,757,096	17,456,530	36,179,239

Year ended
December 31, 2001	$103,262,140	—	25,990,013	5,325,318	27,216,983

See accompanying independent auditors’ report.

     You should rely only on the information contained in this prospectus. We, the selling shareholders and the underwriters have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We, the selling shareholders and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

          Until                     , 2004 (25 days after the date of this Prospectus), all dealers effecting transactions in the common shares, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotment or subscriptions.

8,900,000 Shares

Corporation

Common Shares

PROSPECTUS

Friedman Billings Ramsey

A.G. Edwards & Sons, Inc.
Raymond James

                              , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

      Our expenses in connection with the issuance and distribution of the securities being registered, other than the underwriting discount, are estimated as follows:

Securities and Exchange Commission Registration Fee	$10,639

National Association of Securities Dealers, Inc. Filing Fee	14,932

NASDAQ National Market Listing Fee	100,000

Printing and Engraving Expenses	150,000

Legal Fees and Expenses	350,000

Accountants’ Fees and Expenses	300,000

Miscellaneous Expenses	75,000

TOTAL	1,000,571

Item 14.	Indemnification of Directors and Officers.

      The Ohio Revised Code authorizes Ohio corporations to indemnify officers and directors against liability if the officer or director acted in good faith and in a manner reasonably believed by the officer or director to be in or not opposed to the best interests of the corporation, and, with respect to any criminal actions, if the officer or director had no reason to believe his action was unlawful. In the case of an action by or on behalf of a corporation, indemnification may not be made (1) if the person seeking indemnification is adjudged liable for negligence or misconduct, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification, or (2) if the liability asserted against such person concerns certain unlawful distributions. The indemnification provisions of the Ohio Revised Code require indemnification if a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding that he was a party to by reason of the fact that he is or was a director or officer of the corporation. The indemnification authorized under Ohio law is not exclusive and is in addition to any other rights granted to officers and directors under the articles of incorporation or code of regulations of the corporation or any agreement between the officers and directors and the corporation. A corporation may maintain insurance or furnish similar protection on behalf of any officer or director against any liability asserted against him and incurred by him in his capacity, or arising out of his status, as an officer or director, whether or not the corporation would have the power to indemnify him against such liability under the Ohio Revised Code.

      The Registrant’s code of regulations provides for indemnification of directors and officers of the Registrant to the fullest extent not prohibited by applicable law against any costs and expenses actually and reasonably incurred by or imposed upon a director or officer in connection with any action, suit, investigation or proceeding, whether civil, criminal, administrative or otherwise, with respect to which the director or officer is named or otherwise becomes or is threatened to be made a party by reason of being or at any time having been a director or officer of the company, or by reason of being or at any time having been, while such a director or officer, an employee or other agent of the company or, at the direction or request of the company, a director, trustee, officer, administrator, manager, employee, member, advisor or other agent of or fiduciary for any other corporation, partnership, trust, venture or other entity or enterprise including any employee benefit plan.

      The Registrant maintains a directors’ and officers’ insurance policy which insures its directors and officers from claims arising out of an alleged wrongful act by such persons in their respective capacities as directors and officers of the Registrant, subject to certain exceptions.

      The Registrant has entered into indemnification agreements with its directors which provide for indemnification to the fullest extent permitted under Ohio law.

Item 15.	Recent Sales of Unregistered Securities.

      The following is a summary of transactions during the past three years involving sales of the Registrants’ securities that were not registered under the Securities Act.

1. On July 17, 2000, the Registrant issued and sold a total of three common shares to three investors for an aggregate cash purchase price of $3.00.

2. On October 5, 2000, the Registrant issued and sold a total of 10,000 common shares to 14 investors. Of that amount, approximately 680 shares were issued to one investor in exchange for shares of another company. The remaining shares were issued for approximately $19,000,000 in cash and the execution of a Release and Indemnification Agreement in favor of two entities from which the Registrant had acquired the shares of Century Surety Company.

3. On September 26, 2001, in connection with a recapitalization, each outstanding common share was converted into one Class A Common Share.

4. On September 27, 2001, the Registrant issued and sold a total of 531.6824 Class B common shares to Waste Management Holdings, Inc. for an aggregate purchase price of $5,000,000, all of which was paid in cash.

5. On December 4, 2002, ProFinance Statutory Trust I, a financing subsidiary of the Registrant, issued and sold 15,000 of its Floating Rate Capital Securities in the aggregate amount of $15,000,000 to I-Preferred Term Securities I, Ltd. On the same date, ProFinance Statutory Trust I used the proceeds from the sale of the Floating Rate Capital Securities, combined with the proceeds from its sale to the Registrant of its Floating Rate Common Securities in an aggregate amount of $464,000, to purchase Floating Rate Junior Subordinated Deferrable Interest Debentures due 2032 of the Registrant in the aggregate principal amount of $15,464,000.

6. May 15, 2003, ProFinance Statutory Trust II, a financing subsidiary of the Registrant, issued and sold 10,000 of its Floating Rate Capital Securities in the aggregate amount of $10,000,000 to I-Preferred Term Securities II, Ltd. On the same date, ProFinance Statutory Trust II used the proceeds from the sale of the Floating Rate Capital Securities, combined with the proceeds from its sale to the Registrant of its Floating Rate Common Securities in an aggregate amount of $310,000, to purchase Floating Rate Junior Subordinated Deferrable Interest Debentures due 2033 of the Registrant in the aggregate principal amount of $10,310,000.

      There were no underwriters involved in connection with the transactions described in items 1-4 above. The issuances of securities described in items 1, 2 and 4 above were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Regulation D thereunder as transactions by an issuer not involving a public offering. The issuance of securities described in item 3 above was exempt from registration under the Securities Act in reliance on Section 3(a)(9). The issuance of securities listed above in items 5 and 6 were exempt from registration under the Securities Act in reliance on Section 4(2) and the subsequent resale of the securities were exempt by virtue of Rule 144A of the Securities Act. The co-placement agents for items 4 and 5 were FTN Financial Capital Markets and Keefe, Bruyette & Woods, Inc.

Item 16.	Exhibits and Financial Statement Schedules.

      (a) Exhibits

Exhibit
No.		Exhibit Description

1*		Proposed form of Underwriting Agreement among ProCentury Corporation, the selling shareholders and the underwriters
3	.1*	Form of Amended and Restated Articles of Incorporation of ProCentury Corporation

Exhibit
No.		Exhibit Description

3.2		Form of Amended and Restated Code of Regulations of ProCentury Corporation
4.1		Specimen Certificate for common shares, without par value, of ProCentury Corporation
4.2		Indenture, dated as of December 4, 2002, by and between ProFinance Holdings Corporation and State Street Bank and Trust Company of Connecticut
4.3		Amended and Restated Declaration of Trust, dated as of December 4, 2002, by and among State Street Bank and Trust Company of Connecticut, ProFinance Holdings Corporation and Steven R. Young and John Marazza, as Administrators
4.4		Guarantee Agreement, dated as of December 4, 2002, by and between ProFinance Holdings Corporation and State Street Bank and Trust Company of Connecticut
4.5		Indenture, dated as of May 15, 2003, by and between ProFinance Holdings Corporation and U.S. Bank National Association
4.6		Amended and Restated Declaration of Trust, dated as of May 15, 2003, by and among U.S. Bank National Association, ProFinance Holdings Corporation and Steven R. Young and John Marazza, as Administrators
4.7		Guarantee Agreement, dated as of May 15, 2003, by and between ProFinance Holdings Corporation and U.S. Bank National Association
4.8		Universal Note and Security Agreement, dated as of October 5, 2001, by and between ProFinance Holding Corporation and Eaton National Bank & Trust Co., as supplemented and amended
5*		Opinion of Baker & Hostetler LLP regarding legality
10	.1*	Employment Agreement, dated as of December 15, 2003, by and between ProCentury Corporation and Edward F. Feighan
10	.2*	Employment Agreement, dated as of December 15, 2003, by and between ProCentury Corporation and John A. Marazza
10	.3*	Employment Agreement, dated as of December 15, 2003, by and between ProCentury Corporation and Christopher J. Timm
10	.4*	Employment Agreement, dated as of December 15, 2003, by and between ProCentury Corporation and Charles D. Hamm
10.6		Form of ProCentury Corporation Indemnification Agreement by and between ProCentury Corporation and director
10.7		ProCentury Corporation 2004 Stock Option and Award Plan
10.8		ProCentury Corporation Deferred Compensation Plan
10.9		ProCentury Corporation Deferred Compensation Plan Rabbi Trust Agreement
10.10		ProCentury Corporation Annual Incentive Plan
10.11		Form of Transitional Administrative Agreement, effective as of January 1, 2004, by and among ProCentury Corporation, Evergreen National Indemnity Corporation and Continental Heritage Insurance Company
10.12		Form of Loss Portfolio Transfer Reinsurance Contract, effective as of January 1, 2004, issued to Century Surety Company by Evergreen National Indemnity Company
10.13		Form of Loss Portfolio Transfer Reinsurance Contract, effective as of January 1, 2004, issued to Continental Heritage Insurance Company by Century Surety Company
10.14		Form of Loss Portfolio Transfer Reinsurance Contract, effective as of January 1, 2004, issued to Evergreen National Indemnity Company by Century Surety Company
10.15		Form of Quota Share Reinsurance Contract, effective as of January 1, 2004, issued to Evergreen National Indemnity Company by Century Surety Company
10.16		Form of Quota Share Reinsurance Contract, effective as of January 1, 2004, issued to Continental Heritage Insurance Company by Century Surety Company
10.17		Form of Quota Share Reinsurance Contract, effective as of January 1, 2004, issued to Century Surety Company by Evergreen National Indemnity Company

Exhibit
No.		Exhibit Description

10.18		Form of Software License Agreement, effective as of January 1, 2004, by and among Century Surety Company, Evergreen National Indemnity Company and Continental Heritage Insurance Company
10.19		Form of Software Support and Maintenance Agreement, effective as of January 1, 2004, by and among Century Surety Company, Evergreen National Indemnity Company and Continental Heritage Insurance Company
10.20		Form of Share Purchase Agreement, effective as of January 1, 2004, by and between Century Surety Company and Evergreen National Indemnity Company
10.21		Monitoring Agreement, dated as of July 1, 2002, by and between ProFinance Holdings Corporation and Stonehenge Opportunity Fund, LLC, as amended
21		Subsidiaries of ProCentury Corporation
23	.1*	Consent of KPMG LLP
23	.2*	Consent of Baker & Hostetler LLP (included in Exhibit 5)
24		Powers of Attorney
99.1		Consent of Michael J. Endres, proposed director
99.2		Consent of Press C. Southworth III, proposed director
99.3		Consent of Alan R. Weiler, proposed director
99.4		Consent of Robert Jay Woodward Jr., proposed director

* Filed herewith. All other exhibits have been previously filed.

(b)	Financial Statement Schedules

      Included as pages F-33 to F-45.

Item 17.	Undertakings

      The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Columbus, State of Ohio, on March 18, 2004.

PROCENTURY CORPORATION

By:	/s/ EDWARD F. FEIGHAN

Edward F. Feighan
Chairman of the Board, President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ EDWARD F. FEIGHAN Edward F. Feighan	Chairman of the Board, President, Chief Executive Officer and Director (Principal Executive Officer)	March 18, 2004

/s/ CHARLES D. HAMM Charles D. Hamm	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	March 18, 2004

/s/ CHRISTOPHER J. TIMM Christopher J. Timm	Director	March 18, 2004

/s/ JOHN A. MARAZZA John A. Marazza	Director	March 18, 2004

* Robert F. Fix	Director	March 18, 2004

* Jeffrey A. Maffett	Director	March 18, 2004

*By:	/s/EDWARD F. FEIGHAN

_______________________________ Edward F. Feighan
Attorney-in Fact

EXHIBIT INDEX

Exhibit
No.		Exhibit Description

1*		Proposed form of Underwriting Agreement among ProCentury Corporation, the selling shareholders and the underwriters
3	.1*	Form of Amended and Restated Articles of Incorporation of ProCentury Corporation
3.2		Form of Amended and Restated Code of Regulations of ProCentury Corporation
4.1		Specimen Certificate for common shares, without par value, of ProCentury Corporation
4.2		Indenture, dated as of December 4, 2002, by and between ProFinance Holdings Corporation and State Street Bank and Trust Company of Connecticut
4.3		Amended and Restated Declaration of Trust, dated as of December 4, 2002, by and among State Street Bank and Trust Company of Connecticut, ProFinance Holdings Corporation and Steven R. Young and John Marazza, as Administrators
4.4		Guarantee Agreement, dated as of December 4, 2002, by and between ProFinance Holdings Corporation and State Street Bank and Trust Company of Connecticut
4.5		Indenture, dated as of May 15, 2003, by and between ProFinance Holdings Corporation and U.S. Bank National Association
4.6		Amended and Restated Declaration of Trust, dated as of May 15, 2003, by and among U.S. Bank National Association, ProFinance Holdings Corporation and Steven R. Young and John Marazza, as Administrators
4.7		Guarantee Agreement, dated as of May 15, 2003, by and between ProFinance Holdings Corporation and U.S. Bank National Association
4.8		Universal Note and Security Agreement, dated as of October 5, 2001, by and between ProFinance Holding Corporation and Eaton National Bank & Trust Co., as supplemented and amended
5*		Opinion of Baker & Hostetler LLP regarding legality
10	.1*	Employment Agreement, dated as of December 15, 2003, by and between ProCentury Corporation and Edward F. Feighan
10	.2*	Employment Agreement, dated as of December 15, 2003, by and between ProCentury Corporation and John A. Marazza
10	.3*	Employment Agreement, dated as of December 15, 2003, by and between ProCentury Corporation and Christopher J. Timm
10	.4*	Employment Agreement, dated as of December 15, 2003, by and between ProCentury Corporation and Charles D. Hamm
10.6		Form of ProCentury Corporation Indemnification Agreement by and between ProCentury Corporation and director
10.7		ProCentury Corporation 2004 Stock Option and Award Plan
10.8		ProCentury Corporation Deferred Compensation Plan
10.9		ProCentury Corporation Deferred Compensation Plan Rabbi Trust Agreement
10.10		ProCentury Corporation Annual Incentive Plan
10.11		Form of Transitional Administrative Agreement, effective as of January 1, 2004, by and among ProCentury Corporation, Evergreen National Indemnity Corporation and Continental Heritage Insurance Company
10.12		Form of Loss Portfolio Transfer Reinsurance Contract, effective as of January 1, 2004, issued to Century Surety Company by Evergreen National Indemnity Company
10.13		Form of Loss Portfolio Transfer Reinsurance Contract, effective as of January 1, 2004, issued to Continental Heritage Insurance Company by Century Surety Company
10.14		Form of Loss Portfolio Transfer Reinsurance Contract, effective as of January 1, 2004, issued to Evergreen National Indemnity Company by Century Surety Company
10.15		Form of Quota Share Reinsurance Contract, effective as of January 1, 2004, issued to Evergreen National Indemnity Company by Century Surety Company

Exhibit
No.		Exhibit Description

10.16		Form of Quota Share Reinsurance Contract, effective as of January 1, 2004, issued to Continental Heritage Insurance Company by Century Surety Company
10.17		Form of Quota Share Reinsurance Contract, effective as of January 1, 2004, issued to Century Surety Company by Evergreen National Indemnity Company
10.18		Form of Software License Agreement, effective as of January 1, 2004, by and among Century Surety Company, Evergreen National Indemnity Company and Continental Heritage Insurance Company
10.19		Form of Software Support and Maintenance Agreement, effective as of January 1, 2004, by and among Century Surety Company, Evergreen National Indemnity Company and Continental Heritage Insurance Company
10.20		Form of Share Purchase Agreement, effective as of January 1, 2004, by and between Century Surety Company and Evergreen National Indemnity Company
10.21		Monitoring Agreement, dated as of July 1, 2002, by and between ProFinance Holdings Corporation and Stonehenge Opportunity Fund, LLC, as amended
21		Subsidiaries of ProCentury Corporation
23	.1*	Consent of KPMG LLP
23	.2*	Consent of Baker & Hostetler LLP (included in Exhibit 5)
24		Powers of Attorney
99.1		Consent of Michael J. Endres, proposed director
99.2		Consent of Press C. Southworth III, proposed director
99.3		Consent of Alan R. Weiler, proposed director
99.4		Consent of Robert Jay Woodward Jr., proposed director

*	Filed herewith. All other exhibits have been previously filed.